Exhibit 99.1

Execution Version

Dated March       , 2024

SERIES A PREFERRED SHARE SUBSCRIPTION AGREEMENT

among

DigitalLand Holdings Limited,

GDS Holdings Limited

and

The Investors Named Herein

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SERIES A PREFERRED SHARE SUBSCRIPTION AGREEMENT

This SERIES A PREFERRED SHARE SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of March       , 2024, is entered into by and among each investor identified on Schedule 2.01 under the heading “Investor” (each, an “Investor” and, collectively, the “Investors”), DigitalLand Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) and solely for purposes of Section 4.02, Section 4.04 and Article V and with respect to its obligations therein, GDS Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“GDSH”).

WHEREAS, the Company wishes to issue to each Investor, and each Investor wishes to subscribe for and purchase from the Company, the Subscription Shares (as defined below) for the Subscription Price (as defined below), on the terms and conditions set forth herein; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, certain Investors (as specified in Schedule 2.01) are delivering equity commitment letters (each, an “Equity Commitment Letter” and, collectively, the “Equity Commitment Letters”) to the Company.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

Definitions and Interpretation

Section 1.01       Defined Terms. The following terms used in this Agreement shall be construed to have the meanings set forth or referenced below:

“Accounts” means (a) the audited, consolidated statements of financial position of the Company as at December 31, 2022, and the audited, consolidated statement of profit or loss and comprehensive income, the audited, consolidated statement of changes in equity and the audited, consolidated statement of cash flows of the Company for the year ended December 31, 2022, and notes to the consolidated financial statements, and (b) the unaudited, reviewed consolidated statements of financial position of the Company as at December 31, 2023, and the unaudited, reviewed consolidated statement of profit or loss and comprehensive income, the unaudited, reviewed consolidated statement of changes in equity and the unaudited, reviewed consolidated statement of cash flows of the Company for the year ended December 31, 2023.

“Action” means any action, suit, claim, charge, complaint, petition, litigation or proceeding, arbitral action, review, governmental inquiry, criminal prosecution, or other investigation.

“Affiliate” means, (a) with respect to any Person that is a natural person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) such Person’s spouse, lineal descendant (whether natural or adopted), brother, sister, or parent, or (iii) any estate, trust or partnership that is established by or for the benefit of such Person or any Person described in sub-clause (ii), in each case, that is directly or indirectly Controlled by such Person, and (b) with respect to any Person that is not a natural person, any other Person that is directly or indirectly Controlling, Controlled by or under common Control with such Person; provided that in each of the foregoing cases, no holder of Company Securities shall be deemed an Affiliate of the Company or any other security holder of the Company, in each case, solely by reason of any investment in the Company or the existence or exercise of any rights or obligations under this Agreement or in respect of the Company Securities held by such security holder insofar as such investment, rights or obligations do not otherwise give rise to any Control in respect of or by the Company or such other security holder of the Company, as applicable.

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“Agreed Parameters” has the meaning provided in Section 4.04(a).

“Agreement” has the meaning provided in the preamble of this Agreement and shall refer to this Agreement as may be amended or restated from time to time.

“Anti-Corruption Laws” means all Applicable Law relating to anti-bribery, anti-corruption, record keeping and internal control, including (a) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (b) the UK Bribery Act of 2010 (as amended), (c) the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong) (as amended), (d) the PRC’s anti-bribery laws and any rules and regulations, including the Criminal Law, the Anti-Unfair Competition Law and the Interim Provisions on Banning Commercial Bribery, (e) Malaysian Anti-Corruption Commission Act 2009, and (f) legislation applicable to the Group adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Anti-Money Laundering Laws” means, with respect to any Person, all financial recordkeeping and reporting requirements under the Applicable Law relating to anti-money laundering and financing of terrorism, including those of the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (as amended), the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001, and the applicable anti-money laundering laws, rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

“Applicable Law” means, with respect to any Person, any transnational, domestic, foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule (including stock exchange rules), regulation, Order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Arbitration” has the meaning provided in Section 8.09.

“Balance Sheet Date” means December 31, 2023.

“Board” means the board of directors of the Company.

“Breach” has the meaning provided in Section 3.01(j)(iv).

“Business” means the development and operation of data centers, the leasing of capacity in data centers, and provision of data center colocation and hosting services, which, for the avoidance of doubt, shall not include any cloud business or services (including any GPU leasing services).

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Hong Kong, New York, or Singapore are required or authorized by Applicable Law to be closed.

“Charter Documents” means, as to a Person, such Person’s certificate of incorporation, formation or registration (including, if relevant, certificates of change of name), memorandum of association, articles of association or incorporation, charter, by-laws, trust deed, trust instrument, joint venture, limited liability company or shareholders agreement or other equivalent documents, and business license or similar permit, in each case, as each such document may be amended or restated from time to time.

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“Closing” has the meaning provided in Section 2.02(a).

“Closing Date” means the date of the Closing.

“Comment Submission Date” has the meaning provided in Section 4.04(b).

“Company” has the meaning provided in the preamble of this Agreement.

“Company Data” has the meaning provided in Section 3.01(j)(iv).

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company Plan” means any plan, program, policy, contract or other written arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, other material employee benefits or remuneration of any kind, whether written or unwritten, that is maintained, contributed to or required to be contributed to by any Group Company (and which is legally binding on such Group Company), for the benefit of any current or former directors, officers, employees, individual contractors, or service providers.

“Company Securities” has the meaning provided in Section 3.01(c)(i).

“Company Systems” has the meaning provided in Section 3.01(j)(iv).

“Competitor” shall have the meaning ascribed to such term in the Shareholders Deed.

“Confidential Information” has the meaning provided in Section 8.01(b).

“Consent” means any permit, license, approval, consent, order, authorization or registration, qualification, designation, declaration or filing, obtained or made, or required to be obtained or made.

“Contract” means all written agreements, contracts, leases, licenses, commitments, orders or instruments and all other written and non-written legally binding agreement or arrangement.

“Control” means, with respect to any Persons, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, or by effective control whether through the ownership of voting securities, by Contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; and the terms “Controlled by”, “Controlling” and “under common Control with” have the meaning correlative to the foregoing.

“Conversion Shares” means Ordinary Shares issuable upon conversion of the Series A Preferred Shares subscribed for and purchased under this Agreement.

“Corporate Guarantees Agreement” means that certain agreement relating to corporate guarantees, to be entered into by and between the Company and GDSH, effective as of Closing, on the key terms set forth in Exhibit D, and including any amendment or restatement thereof from time to time.

“Covered Persons” has the meaning provided in Section 3.01(r)(i).

“Data Security Obligations” has the meaning provided in Section 3.01(j)(v).

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“Demand Notice” has the meaning provided in Section 2.02(c).

“Designated HK Group Company” has the meaning provided in Section 4.04(c).

“Disclosures” means, collectively, (a) the information contained in the online data room hosted on https://share-ex.gds-infra.com/#/home/ by the Company and made available to the Investors as of 11:59 p.m. on March 22, 2024 (the “VDR”), and the information made available to the Investors at the Company’s offices in Singapore on March 5 and 6, 2024 (an index of which information is contained in the online data room), (b) the Accounts, (c) the publicly available information from such public searches as set forth in Schedule 1.01(a) as of 11:59 p.m. on March 22, 2024, and (d) the confidential information memorandum and any other presentations or memoranda prepared by or on behalf of the Company in connection with the transactions contemplated hereby as provided in the online data room described in the foregoing clause (a).

“Enforceability Exceptions” has the meaning provided in Section 3.01(b)(i).

“Equity Commitment Letter” has the meaning provided in the recitals of this Agreement.

“Export Control Laws” means all Applicable Law relating to the import export, re-export, or transfer of information, data, goods, and technology, including (a) Council Regulation (EC) No. 428/2009, as amended, (b) the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State, (c) the United Kingdom Export Control Act 2002, as amended and expanded by the United Kingdom Export Control Order issued in 2008, and (d) any other similar export control laws or restrictions which apply to the Group from time to time.

“Fairly Disclosed” means fairly disclosed with sufficient details as would enable a reasonable investor to make a reasonably informed assessment of the nature and scope of the matter so disclosed.

“Fundamental Warranties” means the warranties contained in Section 3.01(a), Section 3.01(b), Section 3.01(c), Section 3.01(d) and Section 3.01(h).

“GAAP” means generally accepted accounting principles in the U.S. as in effect on the date of this Agreement, applied in a manner consistent with the relevant entity’s past practice.

“GDS (HK) Contracts” means the Contracts set forth on Schedule 4.04(c).

“GDSH” has the meaning provided in the preamble of this Agreement.

“GDSH Services Agreements” means the Services Agreement, the Corporate Guarantees Agreement, the IP License Agreement and the Project Transfer Agreement.

“Governmental Authority” means any national, state, provincial, regional, municipal, local, foreign or other governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, and including any listing or securities exchange.

“Group” means the Company and its Subsidiaries from time to time, and “Group Company” means any one of them.

“HK1 Site Services Agreement” means the HK1 Site Services Agreement dated July 12, 2021 entered into between GDS (Hong Kong) Limited and EDP I (HK) Limited, as amended from time to time.

“HKIAC” means the Hong Kong International Arbitration Centre.

“HKIAC Rules” has the meaning provided in Section 8.09.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

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“Indemnification Threshold” has the meaning provided in Section 5.02(c).

“Initial Subscription Price” has the meaning provided in Section 2.02(b)(i).

“Intellectual Property” means any and all intellectual property or similar proprietary rights throughout the world, including any and all (a) patents, patent rights and applications therefor and reissues, reexaminations, continuations, continuations-in-part, divisions, and patent term extensions thereof (“Patents”), (b) inventions (whether patentable or not), discoveries, improvements, concepts, innovations and industrial models, (c) registered and unregistered copyrights, copyright registrations and applications, mask works and registrations and applications therefor, author’s rights and works of authorship (including artwork, software, computer programs, source code, object code and executable code, firmware, development tools, files, records and data, and related documentation), (d) URLs, websites, web pages and any part thereof, and social media handles and accounts, (e) technical information, know-how, trade secrets, drawings, designs, design protocols, specifications, proprietary data, customer lists, databases, proprietary processes, technology, formulae, and algorithms and other intellectual property, (f) trade names, trade dress, trademarks, domain names, service marks, logos, business names, and registrations and applications therefor, (g) the goodwill symbolized, associated with or represented by any of the foregoing, (h) rights to apply for obtain, prosecute, register, maintain and defend any of the foregoing, and (i) rights to sue and otherwise enforce, recover and retain damages costs and attorneys’ fees for any part, present and future infringement, misappropriation or other violation of any of the foregoing.

“Investor” has the meaning provided in the preamble of this Agreement.

“Investor Funds” has the meaning provided in Section 3.02(f)(i).

“Investor Indemnified Party” has the meaning provided in Section 5.01(a).

“IP License Agreement” means that certain intellectual property license agreement, to be entered into by and between the Company and GDSH (or one or more of its Affiliate(s)), effective as of Closing, on the key terms set forth in Exhibit E, and including any amendment or restatement thereof from time to time.

“Joint Indemnification Period” has the meaning provided in Section 5.01(c).

“Key Persons” means the key persons listed on Schedule 3.01(m).

“Knowledge” means, when used with respect to a Person that is not a natural person, the knowledge of the directors and officers of such Person (which, in the case of the Company, shall include the Key Persons and the Persons listed on Schedule 1.01(b)), in each case, after reasonable inquiries.

“Lease” means all leases, subleases, licenses, concessions, sale/leaseback arrangements or similar arrangements and other occupancy agreements, pursuant to which any Group Company holds any Leased Real Property.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by any Group Company as tenant, sublessee, licensee or occupier, together with, to the extent leased by any Group Company, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon.

“Liability” means, with respect to any Person, all debts, obligations, liabilities and commitments of such Person of any nature.

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“Licensed Intellectual Property” means any and all Intellectual Property (a) that is owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to any Group Company, or (b) for which any of the Group Companies has obtained a covenant not to be sued.

“Lien” means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, law, equity or otherwise.

“Long Stop Date” means the date that is one hundred eighty (180) days after the date of this Agreement.

“Loss” or “Losses” has the meaning provided in Section 5.01(a).

“Major Shareholder” has the meaning provided in the Shareholders Deed.

“Material Adverse Effect” means any event, occurrence, effect, change or development that, individually or in the aggregate, have a material adverse effect on (a) the business, condition (financial or otherwise), operating results or assets of the Group Companies, taken as a whole, or (b) the Company’s ability to consummate the transactions contemplated hereby, except any adverse effect resulting from (i) general business or economic conditions affecting the industry in which any Group Company operates or generates revenues, (ii) national or international political or social conditions, including international, regional or national hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or act of war, or the occurrence of any sabotage, military or terrorist attack, or natural disasters or force majeure events, (iii) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP or other accounting rules or any interpretations or enforcement thereof, (v) changes in Applicable Law, Orders, or other binding directives issued by any Governmental Authority, (vi) the taking of any action by any Group Company at the written request of or with the written consent of any Investor, or as contemplated by and in compliance with this Agreement and the other Transaction Documents, (vii) the failure of any Group Company to meet any of its internal projections (it being understood that the underlying causes of such failure, to the extent not otherwise excluded by this definition, may be taken into account), (viii) any adverse change in or effect on the business of the Group Companies that is cured by or on behalf of the Group Companies before the earlier of the Closing and the date on which this Agreement is terminated, (ix) any epidemic, pandemic or disease outbreak, or (x) the announcement, pendency or consummation of this Agreement, any other Transaction Document or the transactions contemplated hereby (including any reduction in or loss of customers, franchisees, partners, employees, contractors or suppliers of any relevant business); provided that if any effect described in clauses (i), (ii), (iii), (iv), (v) and (ix) has a disproportionate impact on the Group Companies (taken as a whole) relative to other companies operating in the industry or industries in which the Group Companies operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Material Contracts” means any Contract (other than any Transaction Document) to which any Group Company is a party or by which it is bound that is (a) with any customer, distributor or supplier of the Group Companies having an aggregate value, cost or amount in excess of US$6 million per year and that has a remaining term of more than one (1) year, (b) for the sale, lease, license (or covenant not to sue), use, disposition or acquisition of any of the assets (including Intellectual Property) or operating business of the Group Companies, for consideration in excess of US$6 million or with respect to Intellectual Property, where such Intellectual Property is otherwise material to any Group Company, (c) involving the establishment, contribution to, or operation of a partnership, joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person, in each case for consideration in excess of US$6 million, (d) relating to any collective bargaining agreement or other agreement with a labor organization, trade union, works council or similar bargaining representative, (e) pertaining to the ownership or lease of, title to, use of, or any leasehold or other interest in, any real or personal property (except for personal property leases involving payments of less than US$6 million per year), (f) with or for the benefit of any Governmental Authorities having an aggregate value, cost or amount in excess of US$6 million or that is material to the Business of the Group or outside of the ordinary course of its businesses and operations, (g) containing exclusivity, non-competition, or similar clauses that impair, restrict or impose conditions on any Group Company’s right to offer or sell products or services, or any Group Company’s ability to compete or to conduct or engage in any Business, (h) involving indebtedness, an extension of credit, a guaranty, surety or assumption of any obligation or any secondary or contingent Liabilities, deed of trust, or the grant of a Lien, in each case in amounts in excess of US$6 million, (i) involving the waiver, compromise, or settlement of any material dispute, claim, litigation or arbitration, (j) dealing with legal or beneficial ownership of any equity interests in any Group Company or the voting power in any Group Company, or (k) between any Group Company and any Related Party.

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“Memorandum and Articles” means the memorandum and articles of association of the Company, as in effect from time to time.

“MNPI” has the meaning provided in Section 8.01(c).

“Non-Recourse Persons” has the meaning provided in Section 8.07.

“Order” means an order, injunction, judgment, decree or demand issued by a court or any other Governmental Authority.

“Ordinary Shares” means the ordinary shares of the Company with a par value of US$0.00005 each.

“Owned Intellectual Property” means all Intellectual Property owned by the Group Companies, whether registrable or otherwise.

“Owned Real Properties” means all land, together with all buildings, structures, improvements and fixtures located thereon, owned by any Group Company.

“Per Claim Threshold” has the meaning provided in Section 5.02(c).

“Permitted Liens” means (a) statutory liens for current Taxes, special assessments or other governmental or quasi-governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workers’, warehousemen’s, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to any real property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Group Companies’ businesses, (e) matters which would be disclosed by an inspection or accurate survey of each parcel of real property, (f) liens incurred or deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs, social security, retirement and similar laws, (g) purchase money liens and liens securing rental payments under capital lease arrangements, (h) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business and (i) liens to secure landlords, lessors or renters under leases or rental agreements in the ordinary course of business and which are immaterial to the Business of any Group Company.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

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“PFIC” has the meaning provided in Section 3.01(n)(xiv).

“PRC” means the People’s Republic of China and, for the purposes of this Agreement, shall not include Hong Kong, Macau Special Administrative Region, or Taiwan.

“Pre-Assignment Period” means the period from the date hereof until the date upon which all GDS (HK) Contracts have been assigned to the Designated HK Group Company in accordance with Section 4.04(c).

“Procedural Requirements” has the meaning provided in Section 4.04(a).

“Proceeds” has the meaning provided in Section 4.02.

“Project Transfer Agreement” means that certain Project Transfer Agreement, dated March 26, 2024, by and between GDSH and the Company, including any amendment or restatement thereof from time to time.

“Public Listing” shall have the meaning ascribed to such term in the Shareholders Deed.

“Public Official” means any public or elected official or officer, employee (regardless of rank), or person acting in an official capacity on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or persons acting on behalf of an entity that is directly financed in large measure through public appropriations or has its key officers and directors appointed by a government should also be considered “Public Officials”.

“Related Party” means any Affiliate, officer, or director of any Group Company, any holder of any Company Security or Subsidiary Security, and any Affiliate or associate of any of the foregoing. For purposes of this definition, “associate” of a given Person means (a) a corporation or organization of which such given Person is an officer or partner or is, directly or indirectly, the beneficial owner of thirty percent (30%) or more of any class of equity securities, (b) any trust or other estate in which such given Person has a substantial beneficial interest or as to which such given Person serves as trustee or in a similar capacity, or (c) such Person’s spouse and lineal descendants (whether natural or adopted), brother, sister and/or parent.

“Relevant Investors” has the meaning provided in Section 4.04(b).

“Remaining Subscription Price” has the meaning provided in Section 2.02(c).

“Representatives” means, with respect to any Person, its Affiliates and the directors, officers, employees, limited or general partners, shareholders, financial advisors, auditors, accountants, consultants, and legal counsel of such Person or its Affiliates.

“Restated Articles” means the amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit B.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, restricted party lists and other restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the U.S. (including by the Department of the Treasury’s Office of Foreign Assets Control), (b) the European Union and enforced by its member states (including under Council Regulation (EC) No. 194/2008), (c) the United Nations, (d) His Majesty’s Treasury, or (e) other similar governmental bodies with regulatory authority over the Company from time to time.

“Securities Act” has the meaning provided in Section 3.02(c).

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“Series A Preferred Shares” means the Series A preferred shares of the Company with a par value of US$0.00005 each.

“Services Agreement” means that certain services agreement, to be entered into by and between GDSH and the Company, effective as of Closing, in the form attached as Exhibit C, and including any amendment or restatement thereof from time to time.

“Shareholders Deed” means the shareholders deed of the Company to be entered into by and among the parties named therein at Closing, in the form attached as Exhibit A.

“Specified Covenants” has the meaning provided in Section 5.02(a).

“Subscription Price” means, in respect of each Investor, the sum of the Initial Subscription Price and the Remaining Subscription Price.

“Subscription Shares” has the meaning provided in Section 2.01.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, trust or other entity or organization, whether incorporated or unincorporated, which is Controlled by such Person.

“Subsidiary Securities” has the meaning provided in Section 3.01(c)(iii).

“Tax”, “Taxes” or “Taxation” means (a) any national, state, provincial, regional, municipal, local, foreign or other taxes, charges, fees, levies, duties or other assessments imposed by any Tax Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, and (b) all interest, penalties (administrative, civil or criminal) or additional amounts imposed by any Tax Authority in connection with any item described in clause (a) above.

“Tax Authority” means any Governmental Authority responsible for the imposition, collection or administration of any Tax.

“Tax Returns” means any return, declaration, report, statement, election, estimate, claim for refund, claim for extension, designation, information return or other document (including any schedule or attachment thereto, or any related or supporting information) filed or required to be filed with any Tax Authority.

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Closing binding any Group Company that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability.

“Third-Party Payments” has the meaning provided in Section 5.02(i).

“Transaction Documents” means this Agreement, the Shareholders Deed, the Restated Articles, the GDSH Services Agreements, and the Equity Commitment Letters.

“Transaction Information” has the meaning provided in Section 8.01(a).

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“Unpaid Subscription Shares” has the meaning provided in Section 2.02(b)(ii).

“US$” means the U.S. Dollars, the lawful currency of the U.S.

“U.S.” means the United States of America.

Section 1.02       Interpretation. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any law include all rules and regulations promulgated thereunder and as amended, modified or supplemented from time to time. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively, and any time of day is a reference to Singapore time (unless otherwise specified), and if the date on or by which something must be done is not a Business Day, that thing must be done on or by the Business Day immediately following such day.

Article II

Issuance and Subscription; Closing

Section 2.01       Issuance and Subscription. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Investor severally and not jointly agrees to subscribe for and purchase, and the Company agrees to allot and issue to each Investor, the number of Series A Preferred Shares identified on Schedule 2.01 under the heading “Total Subscription Shares” (collectively, the “Subscription Shares” and, in respect of each Investor, such Investor’s “Subscription Shares”) across from such Investor’s name.

Section 2.02       Closing; Subscription Price.

(a)            Subject to Section 2.02(b)(i), the closing of the issuance and subscription of the Subscription Shares (the “Closing”) with respect to each Investor shall take place remotely via the electronic exchange of documents and signatures, as soon as possible after the execution of this Agreement, but in no event later than fifteen (15) Business Days after the satisfaction or waiver of each condition to the Closing as set forth in Section 6.01, Section 6.02 and Section 6.03, or at such other time and place as the Company and such Investor may agree upon in writing. For the avoidance of doubt, the Company and each Investor shall be entitled and required to consummate the Closing with respect to its Subscription Shares subject to the terms and conditions of this Agreement regardless of whether or not the Closing occurs with respect to any other Investor.

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(b)            At the Closing:

(i)            each Investor shall, severally and not jointly, (x) deliver to the Company a counterpart to the Transaction Documents to which it is a party duly executed by it, and (y) pay, or cause to be paid, to the Company an amount in US$ equal to the amount set forth in Schedule 2.01 under the heading “Initial Subscription Price” across from such Investor’s name (in respect of each Investor, such Investor’s “Initial Subscription Price”), by wire transfer of immediately available funds to the bank account of the Company set forth in Schedule 2.02(b)(i);

(ii)            the Company shall, against receipt of such payment, deliver to each Investor (A) a certified true copy of the Company’s register of members, showing such Investor as the registered holder of its Subscription Shares (for the avoidance of doubt, each Investor’s unpaid Subscription Shares set forth in Schedule 2.01 under the heading “Unpaid Subscription Shares” (such Investor’s “Unpaid Subscription Shares”) shall be annotated as unpaid in such register of members), (B) with respect to each of the Investors that will constitute a Major Shareholder upon the Closing, subject to its timely compliance with Section 2.03, a certified true copy of the Company’s register of directors, evidencing the appointment of the directors appointed by such Investor to the Board pursuant to the Shareholders Deed, (C) a counterpart to each of the Transaction Documents duly executed by each party thereto other than such Investor, (D) a copy of the resolutions of the shareholders of the Company and a copy of the resolutions of the Board duly adopting the Restated Articles and duly approving the Transaction Documents and the transactions contemplated thereby, with a copy of the Restated Articles filed with and stamped by the Registrar of Companies in the Cayman Islands to be delivered to each Investor within fifteen (15) Business Days following the Closing, and (E) a USB or disc entitled “Project Sunrise Disclosure Documents” containing all documents contained in the online data room as of March 15, 2024; and

(c)            the Company shall, at any time within twelve (12) months following the Closing and upon approval of the Board, require each Investor by written notice (the “Demand Notice”) to, and each Investor shall, within fifteen (15) Business Days following its receipt of the Demand Notice (or, if no such Demand Notice is issued within twelve (12) months from the Closing, within fifteen (15) Business Days after the first (1st) anniversary of the Closing), pay, or cause to be paid, to the Company an amount in US$ equal to the amount set forth in Schedule 2.01 under the heading “Remaining Subscription Price” across from such Investor’s name (in respect of each Investor, such Investor’s “Remaining Subscription Price”) by wire transfer of immediately available funds to the bank account of the Company as set forth in the Demand Notice and the Company shall, against receipt of such payment, deliver to such Investor a certified true copy of the Company’s register of members, showing such Investor’s Unpaid Subscription Shares as fully paid. In the event that any Investor fails to pay its Remaining Subscription Price in accordance with this Section 2.02(c) and such failure is not cured by such Investor within fifteen (15) Business Days following the date on which such payment should have been made, at the election of the Company in its sole discretion, such Investor’s Unpaid Subscription Shares shall be deemed forfeited and thereupon cancelled by the Company, and all rights pertaining to such Unpaid Subscription Shares shall automatically and immediately terminate ab initio as of the fifteenth (15th) Business Day following the first (1st) anniversary of the Closing.

Section 2.03       Director Appointment. Upon receipt of a duly executed consent to act as a director from, and satisfaction of any required “know your customer” information requests from the Company’s corporate secretary by, each of the Investors that will constitute a Major Shareholder upon the Closing, no later than five (5) Business Days prior to the Closing (provided that the Company shall deliver the written request of such information to each such Investor no later than ten (10) Business Days prior to the Closing), the Company shall appoint the nominees of each such Investor to the Board and deliver to each such Investor a copy of the Company’s register of directors reflecting the same, certified by the Company’s corporate secretary as of the Closing Date.

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Article III

Warranties

Section 3.01       Warranties of the Company. The Company hereby represents and warrants to each Investor that, except as Fairly Disclosed in the Disclosures, as of the date hereof and as of the Closing Date (except for such representations and warranties that speak as of a specified date, in which case, as of such specified date), each of the following statements is true and correct:

(a)            Organization; Good Standing; Corporate Power and Qualification. Each Group Company is duly organized, validly existing and in good standing (or equivalent status) under, and by virtue of, the laws of the jurisdiction of its incorporation. No Order has been made or petition presented or resolution passed for the winding up, liquidation or dissolution of any Group Company and no distress, execution or other process has been levied on any Group Company’s properties and assets. Each Group Company has all requisite power and authority to own or lease and operate its properties and assets and to carry on the Business as presently conducted. Each Group Company is duly qualified or authorized to do business and is in good standing (or equivalent status) in each other jurisdiction where the ownership, lease or operation of its assets or properties or conduct of its business requires, except where the failure to be so qualified or authorized would not reasonably be expected to have a Material Adverse Effect.

(b)            Authorization and No Conflicts.

(i)            Each Group Company has all requisite power and authority to execute and deliver the Transaction Documents to which it is a party and to carry out and perform its obligations thereunder. All corporate actions on the part of each Group Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents, the performance of all obligations of each Group Company hereunder and thereunder, including the authorization, issuance, reservation for issuance and delivery of the Subscription Shares and of the Conversion Shares, the authorization of the transactions contemplated hereby, have been taken or will be taken prior to the Closing. This Agreement has been duly executed and delivered by the Company and constitutes valid and legally binding obligations of the Company, and each of the other Transaction Documents, when executed and delivered by any Group Company, will constitute valid and legally binding obligations of such Group Company, in each case enforceable against such Group Company in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally (collectively, the “Enforceability Exceptions”).

(ii)            Except as otherwise expressly contemplated under this Agreement, (A) no filing with, and no Consent of, any Governmental Authority is necessary on the part of any Group Company for the valid and lawful authorization, execution, delivery and performance of this Agreement and the other Transaction Documents by any Group Company or the consummation by such Group Company of the transactions contemplated by this Agreement and the other Transaction Documents; and (B) neither the execution, delivery or performance of this Agreement or any other Transaction Document by any Group Company nor the consummation by such Group Company of the transactions contemplated hereby or thereby will (x) conflict with or result in a violation of any provision of (in the case of the Company) the Memorandum and Articles or (in the case of any other Group Company) the Charter Document of the relevant Group Company, (y) conflict with or result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of any Group Company pursuant to, any Contract to which such Group Company is a party or by which such Group Company or any property or asset of any Group Company is bound or affected, or (z) conflict with or violate any Applicable Law in respect of any Group Company or any of any Group Company’s properties or assets, except in each case of the foregoing clauses (y) and (z), where such conflict, violation, breach, event of default or other result described in such clauses would not reasonably be expected to have a Material Adverse Effect.

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(c)            Capitalization.

(i)            As of the date hereof, the authorized share capital of the Company is US$50,000.0001, consisting of 1,000,000,002 Ordinary Shares, all of which are issued and outstanding. Immediately prior to the Closing, the authorized share capital of the Company will be US$50,000.0001, consisting of 941,300,002 Ordinary Shares, 75,000,000 of which will be issued and outstanding, and 58,700,000 Series A Preferred Shares, none of which will be issued and outstanding prior to the Closing. All outstanding Company Securities have been duly authorized and validly issued, and are fully paid and non-assessable, free and clear of all Liens (except as provided under Applicable Law and the Transaction Documents). Immediately prior to the Closing, except as set forth in Schedule 3.01(c)(i), there are no outstanding (A) shares of share capital or other equity securities of the Company, including Ordinary Shares, (B) securities convertible into or exchangeable for shares of share capital or other equity securities of the Company, (C) options, warrants or other rights to acquire shares of share capital or other equity securities of the Company, (D) other security into which any of the securities described in clauses (A) to (C) above may hereafter be converted or exchanged, or (E) other obligation of or ownership interests in the Company to issue any shares of share capital or equity securities of the Company or securities convertible into or exchangeable for shares of share capital or equity securities of the Company (the items in clauses (A) to (E) above being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities except as contemplated by the Shareholders Deed.

(ii)            Assuming Closing with all Investors occurs as set forth herein, immediately after the Closing, the share capitalization of the Company on a fully-diluted and as-converted basis will be as set forth in Schedule 3.01(c)(ii).

(iii)            All of the outstanding Subsidiary Securities have been duly authorized and validly issued, are fully paid and non-assessable, and are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity securities) (except for any restrictions on transfer under Applicable Law or the Transaction Documents). No allotment, issue or transfer of the Subsidiary Securities has been made in contravention of the Charter Document of any Subsidiary or Applicable Law. Schedule 3.01(c)(iii) sets forth the capitalization of each of the Company’s Subsidiaries, including details regarding the direct shareholder(s) of each such Subsidiary and the amount of Subsidiary Securities owned. Except as set forth in Schedule 3.01(c)(iii), there are no outstanding (A) share capital or other equity securities of any Subsidiary, (B) securities of the Company or any Subsidiary convertible into or exchangeable for share capital or other equity securities of any Subsidiary, (C) options, warrants, pre-emptive rights, rights of first refusal or other contracts, agreements or rights to acquire from the Company or any Subsidiary, share capital or other equity securities of any Subsidiary, (D) other security into which any of the securities described in clauses (A) to (C) above may hereafter be converted or exchanged, or (E) other obligation of or ownership interests in the Company or any Subsidiary to issue any share capital or equity securities of any Subsidiary or securities convertible into or exchangeable for share capital or equity securities of any Subsidiary (the items in (A) to (E) above being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. No dividends or other distribution of profits have been declared, made or paid by any Subsidiary since the Balance Sheet Date.

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(d)            Title to Shares Issued. Each Investor’s Subscription Shares, when issued, subscribed and paid for in accordance with this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable, free from any Lien (except for any restrictions on transfer under Applicable Law or the Transaction Documents). Subject to Section 3.01(y), each Investor’s Subscription Shares will be issued in compliance with all applicable securities laws. The Conversion Shares have been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Articles, will be duly and validly issued, fully paid and non-assessable, free from any Lien (except for any restrictions on transfer under applicable securities laws, this Agreement, the Shareholders Deed or the Restated Articles).

(e)            Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against or affecting the Group Companies, before or by any Governmental Authority, that have or would reasonably be expected to have a Material Adverse Effect.

(f)            Financial Statements. The Accounts present fairly the consolidated financial position, cash flows and results of operations of the Group Companies in all material respects as of the time and for the period referred to therein, and were prepared in accordance with GAAP applied on a consistent basis, except as to the unaudited Accounts, for the omission of notes thereto and normal year-end audit adjustments.

(g)            Books and Records. The statutory books, minute books, books of account and other records of the Group, in all material respects, (i) are up to date and have been maintained in accordance with Applicable Law and generally accepted accounting practices stipulated under Applicable Law on a proper and consistent basis, (ii) comprise complete and accurate records of all information required to be recorded therein, (iii) are in the possession or under the control of the Group together with all documents of title and executed copies of all existing agreements to which a Group Company is a party, and (iv) are properly filed and lodged with the relevant Governmental Authority in compliance with Applicable Law.

(h)            Changes since the Balance Sheet Date. Since the Balance Sheet Date, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a Material Adverse Effect.

(i)            Real Properties and Assets.

(i)            Schedule 3.01(i)(i) sets forth the owner, address and floor area of each Owned Real Property. Each of the Group Companies has good and marketable title to all of its Owned Real Properties, free and clear of all Liens (other than Permitted Liens), and the land use rights relating to the Owned Real Property have been obtained from competent Governmental Authorities and all amounts (including, if applicable, land grant premiums) required under Applicable Law in connection with securing such title or land use rights have been paid in full, in each case, in all material respects.

(ii)            The Group Companies have, in all material respects, duly complied with the terms and conditions of, and all of their obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property. With respect to each Owned Real Property, none of the Group Companies has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, other than those that are not material to such Owned Real Property. There are no circumstances, to the Knowledge of the Company, which would entitle the competent Governmental Authorities to exercise any powers of re-entry or taking possession of the Owned Real Property. Except as would not reasonably be expected to have a Material Adverse Effect, (A) each Owned Real Property is in compliance with all Applicable Law, including such laws in respect of land expropriation, land bidding, city planning and zoning, construction design, building construction, and construction inspection and acceptance; (B) each Owned Real Property is permitted to be used for the Business that the applicable Group Company currently operates therein, and each Group Company is permitted to conduct its Business in the relevant Owned Real Property; (C) none of the Owned Real Property has any material defect in title or restriction on use which may decrease its ability to be used in the Business as currently conducted by the applicable Group Company; and (D) there are no outstanding rents, rates and other outgoing payable by the applicable Group Company to the competent Governmental Authorities in respect of any Owned Real Property.

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(iii)            Schedule 3.01(i)(iii) sets forth the address of each Leased Real Property that is material to the Business of the Group (which, for the avoidance of doubt, shall include all Leases for data centers but not Leases for office space). Each of the Group Companies has a sole and exclusive, valid and enforceable leasehold interest in all of its Leased Real Property, free and clear of all Liens (other than Permitted Liens and subject to the Enforceability Exceptions). With respect to such Leases that are material to the Business of the Group: (A) such Lease is legal, valid, binding, enforceable and in full force and effect (subject to the Enforceability Exceptions); (B) the possession, use and occupancy and quiet enjoyment of the Leased Real Property by the applicable Group Company under such Lease has not been disturbed in any material respect and there are no material disputes with respect to such Lease; (C) none of the Group Companies has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (D) none of the Group Companies has collaterally assigned or granted any other security interest in such Lease or any interest therein in any material respects; and (E) neither any Group Company nor any other party to such Lease is in material breach or material default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or material default, or permit the termination, modification or acceleration of rent under such Lease.

(iv)            None of the Group Companies has received written notice of the existence of any outstanding Order, and, to the Knowledge of the Company, there is no such Order threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Owned Real Property or Leased Real Property, in each case, that is material to such Owned Real Property or Leased Real Property.

(v)            Except as would not reasonably be expected to have a Material Adverse Effect, each of the Group Companies has good title to, or a valid leasehold interest in, as applicable, all personal property and assets used in its Business, free and clear of any and all Liens other than Permitted Liens, and such personal property is in good operating condition and repair in all material respects.

(vi)            (A) Each of the Group Companies has obtained the relevant Consents of any Governmental Authority for each of the Owned Real Properties and Leased Real Properties as required under Applicable Law and is in compliance with all terms and conditions of such Consents, and (B) each Consent of any Governmental Authority is in force and will not be revoked, suspended, cancelled, varied or not renewed as a result of the execution or performance of this Agreement or the consummation of the transactions contemplated by the Transaction Documents, in each case of the foregoing sub-clauses (A) and (B), except where any such Consents would not in the aggregate be expected to materially and adversely impact the Business of the Group as presently conducted.

(j)            Intellectual Property and Data Privacy.

(i)            The Group Companies solely and exclusively own all rights, title, and interest in and to each item of Owned Intellectual Property, free and clear of any Liens (other than Permitted Liens) and the Group Companies have a valid right or license to use all Licensed Intellectual Property. The Group Companies own or have the adequate right to use all Intellectual Property used or purported to be used in connection with, or otherwise necessary to conduct, the Group’s Business as presently conducted without any infringement, misappropriation or violation of the Intellectual Property of any Person in any material respect. Each Group Company has taken all security measures that are commercially reasonable in accordance with standard industry practice in order to protect the secrecy, confidentiality and value of the Company Intellectual Property. Neither the conduct of the Business of the Group, nor any product or service marketed, sold or provided (or proposed to be marketed, sold or provided) by any Group Company, has, within the three (3) years preceding the date of this Agreement, infringed upon, misappropriated or otherwise violated, or is infringing upon, misappropriating or otherwise violating, the Intellectual Property rights of any other Person.

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(ii)            No claims, proceedings or legal actions are pending, or, to the Knowledge of the Company, threatened against, any Group Company, and none of the Group Companies has received any communications (A) alleging that any Group Company has infringed upon, misappropriated or otherwise violated or, by conducting the Group’s Business as proposed, would infringe upon, misappropriate or otherwise violate any Intellectual Property rights of any other Person, nor, to the Knowledge of the Company, is there any reasonable basis therefor, or (B) challenging or seeking to deny, revoke or limit the Group Companies’ rights in any Owned Intellectual Property. Each employee and consultant of the Group Companies involved in the development of any Owned Intellectual Property for, or on behalf of, any of the Group Companies has executed intellectual property assignment or work for hire agreements or other written Contracts that presently assign to the applicable Group Company all such Person’s right, title and interest in and to such Intellectual Property or such Intellectual Property has otherwise vested in a Group Company by operation of law. To the Knowledge of the Company, no such agreements have been breached or otherwise violated.

(iii)            As of the date of this Agreement, no Owned Intellectual Property and, to the Knowledge of the Company, no Licensed Intellectual Property, is subject to any outstanding Order that (A) restricts the use, transfer or license thereof, or the making, using, sale, or offering for sale of any Group Company’s products or services, by any Group Company, or (B) may affect the validity, use or enforceability of such Intellectual Property. There are no proceedings or claims pending or served, instituted or asserted by any Group Company in which any Group Company alleges that any Person has infringed upon, misappropriated or otherwise violated, or is infringing upon, misappropriating or otherwise violating, the Company Intellectual Property, and, to the Knowledge of the Company, no Person has infringed upon, misappropriated or otherwise violated, or is infringing upon, misappropriating or otherwise violating the rights of any Group Company in any Company Intellectual Property. No Owned Intellectual Property and, to the Knowledge of the Company, no Licensed Intellectual Property, has been adjudged invalid or unenforceable in whole or in part, and, to the Knowledge of the Company, all such Company Intellectual Property is valid, subsisting and enforceable. The Group Companies have taken commercially reasonable actions necessary to enforce, maintain, protect and defend their rights in the Owned Intellectual Property, including any and all commercially reasonable actions necessary to protect their rights in any and all Owned Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof.

(iv)            The Group Companies solely and exclusively own, or otherwise have or will have at the Closing, the sufficient right or license to use the software, hardware, firmware, middleware, servers, networks, interfaces databases, computer equipment, data communications lines and all other information technology owned or used by the Group Companies and used in the Group’s Business, including all associated documentation (together, the “Company Systems”). The Company Systems are adequate for the Group’s Business and operate and perform in accordance with their documentation and functional specifications and in a manner that permits the Group Companies to conduct the Group’s Business, free and clear of (A) all material bugs, errors and defects, and (B) all Trojan horses, time bombs, malware and other corruptants. The Group Companies have implemented and maintained commercially reasonable controls, policies, procedures and safeguards consistent with customary industry practices to monitor, maintain and protect their information and the integrity, continuous operation, redundancy and security of all Company Systems and data (including any personal, personally identifiable, household, sensitive, confidential or regulated data) used in connection with the Group’s Business (“Company Data”). To the Knowledge of the Company, there has been no material breach, destruction, loss, unauthorized distribution, use, access, disablement, misappropriation or modification, or other compromise or misuse of or relating to any Company Systems or Company Data (“Breach”). No Group Company has been notified of any event or condition, and, to the Knowledge of the Company, there is no event or condition, that would reasonably be expected to result in any such Breach.

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(v)            The Group Companies have complied, and are presently in compliance, in all material respects, with all internal and external privacy and security policies, contractual obligations, binding industry standards, Applicable Laws and any other applicable legal obligations relating to privacy, data protection or the collection, use or other processing of data (including any personal, personally identifiable, household, sensitive, confidential or regulated data) by or on behalf of the Group (“Data Security Obligations”). No Group Company has received any notification of or complaint regarding any non-compliance by any Group Company with any Data Security Obligation. No claims, proceedings or legal actions are pending, or, to the Knowledge of the Company, threatened against, any Group Company, alleging non-compliance with any Data Security Obligation and, to the Knowledge of the Company, there are no pending investigations by any Governmental Authority relating to the compliance of any Group Company with any Data Security Obligations.

(k)            Material Contracts.

(i)             Except as set forth in Schedule 3.01(k)(i), none of the Group Companies is a party to or bound by any other Material Contracts.

(ii)            To the Knowledge of the Company, none of the Material Contracts has been terminated (except where such Material Contract has expired in accordance with its terms).

(iii)           No Group Company has received written notice of termination of any Material Contract which remains outstanding or of any claim for material breach, violation or default under any such contract.

(iv)           Each Group Company has duly performed, in all material respects, all of its obligations under each Material Contract, and no material breach or default, alleged material breach or alleged default, or event which would (with the passage of time, notice or both) constitute a material breach or default thereunder by such Group Company or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred.

(v)            Each Material Contract is valid and binding and enforceable against the applicable Group Company and, to the Knowledge of the Company, the other parties to such Material Contract, and is in full force and effect (subject to the Enforceability Exceptions), and will continue to be so enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by the Transaction Documents.

(vi)           None of the execution or delivery of this Agreement or any other Transaction Documents, or the performance of any obligations of the Company hereunder or thereunder, shall require any Consent from any Person that is a party to any Material Contract which has not been obtained on or prior to the date hereof.

(l)            Related Party Transactions. No Related Party has any Material Contract, or proposed transaction with, or is indebted to, any Group Company or has any direct or indirect interest in any Group Company, nor is any Group Company indebted (or committed to make loans or extend or guarantee credit) to, any Related Party (other than for accrued salaries for the current pay period, reimbursable expenses or other standard employee benefits in the ordinary course of business consistent with past practice).

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(m)            Employee Matters.

(i)             Each Group Company has complied in all material respects with all applicable employment and labor laws. Each Group Company has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all material amounts required to be withheld from employees of such Group Company.

(ii)            To the Knowledge of the Company, no officer or key employee (including any Key Person) intends to terminate their employment with any Group Company. No Group Company has a present intention to terminate the employment of any officer or key employee (including any Key Person).

(iii)           There is no material dispute or controversy pending or, to the Knowledge of the Company, threatened between any Group Company and any of its existing or former employees, directors, officers or trade union, representative council or other body representing any of them.

(iv)           Each Key Person set forth in Part 1 of Schedule 3.01(m) has entered into an employment agreement and a non-compete and non-solicitation agreement or an employment agreement containing non-compete and non-solicitation provisions, and provisions for the protection of the Company’s and the Group’s confidential information, in each case with the relevant Group Company. The Company has Fairly Disclosed in the VDR a true and complete copy of each such employment agreement.

(v)            The performance of each Key Person’s duties to the Group Companies will not, to the Knowledge of the Company, constitute a breach of, or otherwise contravene, the terms of any employment or other agreement or policy, or any judgment, decree or order of any court or administrative agency, to which he/she is a party or is otherwise bound.

(vi)           (A) No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, and there are no labor unions, works councils or other organizations representing or purporting to represent any employee of the Group Companies, nor are there any organizational campaigns, petitions or other unionization activities, to the Knowledge of the Company, seeking recognition of a collective bargaining unit which could affect any Group Company, (B) there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Group Company before any Governmental Authority, and (C) there is no labor strike, slowdown, work stoppage or lockout, or similar activity or the threat thereof, by or with respect to any of its employees nor has there been any such occurrence during the three (3) years preceding the date of this Agreement.

(vii)          Each Company Plan is and has at all times, in all material respects, been operated and administered in compliance with the provisions thereof and all Applicable Law. Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Plan has been duly accrued and made on a timely basis in all material respects. There is no Action pending, or, to the Knowledge of the Company, threatened against any Company Plan or against the assets of any Company Plan.

(n)            Tax Matters.

(i)             Each of the Group Companies has timely filed (taking into account any extensions) all Tax Returns that are required to be filed by it and has timely paid all Taxes owed by it which are due and payable (whether or not shown on any Tax Return), and has withheld and remitted to the appropriate Tax Authorities all Taxes which it is obligated to withhold and remit from amounts owing to any employee, creditor, customer or other person.

(ii)            Each Tax Return filed by the Group Companies was properly prepared in compliance with applicable Laws and is true, correct and complete in all material respects.

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(iii)            The provisions for Taxes in the respective Accounts are sufficient for the payment of all accrued and unpaid applicable Taxes of the Group Companies, whether or not assessed or disputed as of the date of each such Accounts. Since the Balance Sheet Date, none of the Group Companies has incurred any Taxes, assessments or governmental charges other than in the ordinary course of business and each Group Company has made adequate provisions on its books of account for all Taxes, assessments and governmental charges with respect to its Business, properties and operations for such period.

(iv)           No Tax deficiency has been asserted against any Group Company.

(v)            No Group Company is subject to or has executed any waivers of any applicable statutes of limitations with respect to Taxes for any Tax period or agreed to any extension of time with respect to a Tax assessment or deficiency.

(vi)          All records relating to Tax Returns or to the preparation thereof required by applicable Law to be maintained by applicable Group Company have been duly maintained.

(vii)          There is no audit, action, suit, dispute, claim, proceeding or investigation now pending or, to the Knowledge of the Company threatened against or with respect to any Group Company relating to Taxes. To the Knowledge of the Company, there are no facts or circumstances that might give rise to any such audit, action, suit, dispute, claim, proceeding or investigation that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(viii)         Each of the Group Companies is and has at all times been resident, and has had a place of business or permanent establishment, in either case for the purposes of Tax only in its jurisdiction of organization and is not liable to pay Tax chargeable under the law of, or file a Tax Return in, any jurisdiction other than its jurisdiction of organization. No claim has been made by any Tax Authority in a jurisdiction where a Group Company does not already file a Tax Return for any particular type of Tax that a Group Company is or may be subject to Taxation by, or required to file any Tax Return for that type of Tax in, that jurisdiction.

(ix)            Each Group Company is in compliance with all applicable requirements to maintain contemporaneous documentation substantiating the transfer pricing practices and methodology of each Group Company, and no transfer pricing arrangement was or is being challenged by any Tax Authority.

(x)            No Group Company has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, or made any election or participated in any arrangement whereby any Tax Liability or any Tax asset of any Group Company was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax Liability or any Tax asset of any other Person.

(xi)           No Group Company is party to any Tax Sharing Agreement.

(xii)          None of the Group Companies has ever filed an entity classification election for U.S. federal income tax purposes.

(xiii)          The Company is not a “controlled foreign corporation” for U.S. federal income tax purposes.

(xiv)         The Company was not a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code for its most recent taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future.

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(o)            Solvency.

(i)             Each Group Company (A) is able to pay its debts as they become due and has not stopped paying its debts or indicated an intention to do so, (B) owns property which has a fair saleable value greater than the amounts required to pay their debts, and (C) has sufficient capital to carry on its business.

(ii)            No bankruptcy, insolvency or judicial composition proceedings concerning any Group Company has been applied for or, to the Knowledge of the Company, threatened against by any Person. To the Knowledge of the Company, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning any Group Company nor do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement.

(p)            Environmental Matters. Each Group Company is in compliance in all material respects with all Applicable Law currently in effect concerning pollution or protection of the environment or the effect of the environment on public or worker health or safety, including all such laws and regulations relating to the emission, discharge or release of any petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes into air, surface water, groundwater or lands. In the three (3) years preceding the date of this Agreement, none of the Group Companies has received any written notice from any Governmental Authorities of any material violations or liabilities imposed under Applicable Law in effect concerning pollution or protection of the environment relating to its business.

(q)            Compliance with Laws and Consent.

(i)             Each Group Company is in compliance with all Applicable Law in all material respects.

(ii)            The Group Companies have all valid and subsisting Consents of any Governmental Authority which are required for the operation of their respective Businesses as presently conducted, other than those the absence of which would not be material to any Group Company. All such Consents of any Governmental Authority are valid and in full force and effect and no Group Company is in default or violation in any material respect of any term, condition or provision of any Consent of any Governmental Authority that is material for the operation of the Group Company as presently conducted.

(iii)            There is no Action outstanding or, to the Knowledge of the Company, threatened against any Group Company which would reasonably be expected to result in the suspension, cancellation, modification or revocation of any Consent of any Governmental Authority that is material of the operation of the Group Company as presently conducted.

(iv)            The matters set forth on Schedule 3.01(q)(iv) are true and correct.

(r)            Compliance with Anti-Corruption Laws.

(i)             None of the Group Companies, nor any director of a Group Company, nor, to the Knowledge of the Company, any agent, employee or other Person acting for or on behalf of a Group Company (together, the “Covered Persons”), has offered, promised, authorized or made, directly or indirectly, illegal payments or other inducements (regardless of form, whether in money, property or services) to any (A) Public Official or (B) any other Person, knowing that all or any portion of the money or thing of value will be offered or given to a Public Official, in each of the foregoing clauses (A) and (B) for the purpose of improperly influencing any action or decision of the Public Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Public Official to improperly use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage, or to make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business, in each case, in violation of applicable Anti-Corruption Laws. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (x) the existence of, or (y) a high probability of the existence of such conduct, circumstances or results.

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(ii)            None of the Group Companies, nor, to the Knowledge of the Company, no Covered Person has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence under any Anti-Corruption Laws, and no such investigation, inquiry or enforcement proceedings is pending or threatened.

(iii)            Each Group Company has in place (A) policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws, (B) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of such Group Company, and (C) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of each Group Company were, have been and are executed only in accordance with management’s general or specific authorization.

(s)            Compliance with Anti-Money Laundering Laws. The operations of the Group Companies are and have been conducted at all times in compliance in all material respects with all applicable Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any Group Companies with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened. The Group Companies have implemented and shall maintain internal controls, policies and procedures reasonably designed to ensure compliance by the Group Companies with applicable Anti-Money Laundering Laws.

(t)            Compliance with Export Controls Laws. Each Group Company has, in all material respects, conducted all export transactions in accordance with applicable Export Controls Laws. Without limiting the foregoing: (A) the Group Companies obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the U.S. and any other applicable jurisdiction, (B) the Group Companies are in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals, (C) there are no pending or, to the Knowledge of the Company, threatened claims against any Group Company with respect to such exports, classifications, required filings or other approvals, (D) there are no pending investigations related to any Group Company’s exports, and (E) there are no actions, conditions, or circumstances pertaining to any Group Company’s export transactions, in each case of the foregoing clauses (C) through (E), except that would not reasonably be expected to give rise to any material future claims.

(u)            Sanction Compliance.

(i)            None of the Group Companies, or any director, officer, or employee thereof, or, to the Knowledge of the Company, any agent, Affiliate or representative of any Group Company, is a Person that is, or is owned or controlled by one or more Persons that are: (A) the subject of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the so-called Donetsk People’s Republic or Luhansk People’s Republic, or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, Crimea, Cuba, Iran, North Korea and Syria).

(ii)            Each of the Group Companies is, and for the five (5) years preceding the date of this Agreement, has been, in compliance with applicable Sanctions. None of the Group Companies has been penalized for or, threatened in writing to be charged with, given written notice of, or to the Knowledge of the Company, is or has been under investigation by a Governmental Authority with respect to, any violation of any Sanctions.

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(iii)            Each of the Group Companies has implemented and will maintain internal controls, policies and procedures reasonably designed to ensure compliance by the Group Companies and their respective directors, officers, employees, agents, Affiliates, and representatives with applicable Sanctions.

(iv)            Each of the Group Companies has not engaged in, are not now engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, except to the extent permitted for a Person required to comply with an applicable Sanction.

(v)            No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of any kind, other than: (A) liabilities provided for in the Accounts or disclosed in the notes thereto; (B) liabilities incurred as of or prior to the Balance Sheet Date that are not required under GAAP to be shown on the Accounts for reasons other than the contingent nature thereof or the difficulty of determining the amount thereof; (C) liabilities Fairly Disclosed in this Agreement or any Schedule hereto; (D) liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date; or (E) other undisclosed liabilities that are not, in the aggregate, material to the Group, taken as a whole.

(w)            Sufficiency of Assets. The assets, properties and rights owned or leased by the Group Companies include all assets, properties and rights (tangible and intangible) that are necessary and sufficient to conduct the Business of the Group Companies in the manner in which it is currently being conducted.

(x)            Full Disclosure. None of the representations and warranties set forth in this Section 3.01, taking into account the Disclosures as Fairly Disclosed, contains any untrue statement of a material fact or omits a material fact necessary to make each statement contained herein or therein, in light of the circumstances in which they were made, misleading in any material respect.

(y)            No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Section 3.01, the Company has not made and does not make any representation or warranty, express or implied, to any Investor or any Affiliate thereof as to the Subscription Shares, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects of the Company or the Group (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects).

Section 3.02       Warranties of Each Investor. Each Investor, severally and not jointly, and with respect to itself only, hereby warrants to the Company that, as of the date hereof and as of the Closing Date, each of the following statements is true and correct:

(a)            Organization. Such Investor is duly organized and validly existing under, and by virtue of, the Applicable Law of the jurisdiction of its organization and incorporation.

(b)            Authorization and No Conflicts.

(i)            Such Investor has all requisite power and authority to execute and deliver this Agreement and the Shareholders Deed and to carry out and perform its obligations hereunder and thereunder. All corporate actions on the part of such Investor, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the Shareholders Deed, the performance of all obligations of such Investor hereunder and thereunder, including the subscription and purchase of the Subscription Shares, the authorization of the transactions contemplated hereby, have been taken or will be taken prior to the Closing, and this Agreement has been duly executed and delivered by such Investor and constitutes valid and legally binding obligations of such Investor, and the Shareholders Deed, when executed and delivered by such Investor, shall constitute valid and legally binding obligations of such Investor, enforceable against such Investor in accordance with their respective terms except as limited by the Enforceability Exceptions.

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(ii)            Except as otherwise expressly contemplated under this Agreement, (A) no filing with, and no Consent of, any Governmental Authority or any third party is necessary on the part of such Investor for the valid and lawful authorization, execution, delivery and performance of this Agreement or the Shareholders Deed by such Investor or the consummation by such Investor of the transactions contemplated hereby or thereby, and (B) neither the execution, delivery or performance of this Agreement or the Shareholders Deed by such Investor nor the consummation by such Investor of the transactions contemplated hereby or thereby will (x) conflict with or result in a violation of any provision of the Charter Documents of such Investor, (y) conflict with or result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Investor pursuant to, any Contract to which such Investor is a party or by which such Investor or any property or asset of such Investor is bound or affected, or (z) conflict with or violate any Applicable Law in respect of such Investor or any of such Investor’s properties or assets, except in each case of the foregoing clauses (y) and (z), where such conflict, violation, breach, event of default or other result described in such clauses would not reasonably be expected to have any material adverse effect on the ability of such Investor to consummate the transactions contemplated by the Transaction Documents.

(c)            Investor Status. Such Investor (i) is either (A) a “qualified institutional buyer” as defined in Rule 144A under the United States Securities Act of 1933 (as amended) (the “Securities Act”), or (B) a non-“U.S. person” located outside the U.S., and (ii) confirms and agrees that such Investor is acquiring the Subscription Shares in an “offshore transaction” and such acquisition is not a result of any “directed selling efforts” in the U.S. and is relying on the exemption from registration provided under Regulation S of the Securities Act.

(d)            Experienced Investor. Such Investor (i) has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type, and (ii) is capable of evaluating the merits and risks of investment decisions of this type, making an informed investment decision, protecting its own interest, bearing the economic risk of such investment for an indefinite period of time, and affording a complete loss of such investment.

(e)            Subscription for Own Account. The Subscription Shares to be acquired by such Investor pursuant to this Agreement are being acquired for its own account for investment only, and not with a view to, or for sale in connection with, any distribution of such Subscription Shares or any part thereof in any transaction that would be in violation of Applicable Law in respect of such Investor or the Group Companies.

(f)            Sufficient Funds.

(i)            Such Investor has, or will have at the Closing and any subsequent payment date, sufficient cash, internal funds, available lines of credit or other sources of immediately available funds in US$ (such aggregate amount of funds, the “Investor Funds”) to pay for the purchase of its Subscription Shares.

(ii)            Each of the Investors listed on Schedule 3.02(f)(ii) has delivered to the Company a true and complete copy of the executed Equity Commitment Letter among such Investor, the investment fund(s) named therein and the Company, pursuant to which such investment fund(s) have committed, subject to the terms and conditions set forth therein, to invest or cause to be invested in the equity capital of such Investor the amount set forth therein for the purposes of financing the Subscription Price.

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(iii)            The Equity Commitment Letter of such Investor has not been amended or modified in any manner and none of the commitments contained in the Equity Commitment Letter of such Investor has been withdrawn or rescinded in any respect, and neither such Investor nor its investment funds named therein has entered into any agreement, side letter or other arrangements that has the effect of varying or nullifying the terms of such Equity Commitment Letter.

(iv)            The Equity Commitment Letter of such Investor is in full force and effect and represents a valid, binding and enforceable obligation of such Investor and the investment fund(s) named therein, subject only to the satisfaction or waiver of the conditions specified therein and the Enforceability Exceptions.

(v)            Such Investor is not aware of any fact or occurrence existing on the date of this Agreement that would reasonably be expected to make any of the assumptions or any of the statements set forth in its Equity Commitment Letter inaccurate or that would reasonably be expected to cause any commitment contained therein to be ineffective.

(g)            Information. Such Investor (i) had the opportunity to ask questions of and receive answers from the Company, and (ii) conducted and completed its own due diligence with respect to the transactions contemplated hereby. Except for the representations, warranties and agreements of the Company expressly set forth in this Agreement, such Investor is relying on its own investment analysis and due diligence with respect to the transactions contemplated hereby, the Subscription Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company. Such Investor has obtained advice of its own, independent legal counsel in connection with its entry into this Agreement and the transactions contemplated by the Transaction Documents, and has not relied on the Company or any of its Affiliates or their respective Representatives for any tax or legal advice in connection with its entry into this Agreement and the transactions contemplated hereby.

(h)            No Public Market. Such Investor understands that no public market now exists for the Subscription Shares, and that, except as set forth in the Transaction Documents, the Company has not made any assurances that a public market will ever exist for the Subscription Shares. Such Investor acknowledges and confirms that the Subscription Shares have not been registered under the securities laws of the U.S. or any other jurisdiction, which may not be resold or transferred in the U.S. or otherwise except in compliance with Applicable Law and the restrictions on transfer set forth in the Transaction Documents.

(i)            Anti-Money Laundering. The monies used to fund such Investor’s subscription of Subscription Shares in the transactions contemplated hereby have not been or will not be derived from or related to any illegal activities, including money laundering activities in violation of any Anti-Money Laundering Laws.

(j)            No Other Representations or Warranties. Except for the warranties expressly set forth in this Section 3.02, such Investor has not made and does not make any representation or warranty, express or implied, to any Group Company or its Affiliates as to such Investor or any of its Affiliates.

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Article IV

Covenants

Section 4.01       Conduct of Business. From the date hereof until the Closing Date, except (a) as set forth on Schedule 4.01, (b) as required by Applicable Law, (c) as otherwise expressly contemplated by the Transaction Documents, or (d) with the prior written consent of each of the Investors that will constitute a Major Shareholder upon the Closing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice or the Company’s business plan, which conduct, for the avoidance of doubt, would not involve any matter that constitutes a Board Reserved Matter or a Shareholder Reserved Matter (in each case, as defined in the Shareholders Deed) from the date hereof until prior to the Closing Date.

Section 4.02       Use of Proceeds. The Company shall use the proceeds from the sale of the Subscription Shares (the “Proceeds”) for (a) the operations of the Group, including development of data centers, capital expenditures, business expansion, and general working capital, and (b) the repayment of outstanding shareholder loans and other payables due to GDSH in an aggregate amount not exceeding US$270 million immediately after the Closing. The Company and GDSH agree that all shareholder loans and such other payables due from any Group Company to GDSH or its Subsidiaries (excluding any Group Company) shall promptly be fully repaid or discharged on or following the Closing Date and in any event not later than fifteen (15) Business Days following the Closing Date. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by the Transaction Documents, the Proceeds shall not be used to (i) make loans or other contributions to GDSH or its Subsidiaries (excluding any Group Company for the purpose of this Section 4.02), (ii) repay any financial indebtedness owed by any Group Company to any Related Party, or (iii) redeem or repurchase any Company Securities or Subsidiary Securities, in each case, without the prior written consent of each Investor. The Company will not directly or indirectly use the Proceeds for the purpose of funding or facilitating any activities or business of or with any person towards any sales or operations in Cuba, Iran, Democratic People’s Republic of Korea, Syria, Venezuela, and the Donetsk People’s Republic, the Luhansk People’s Republic, and the Crimea regions of Ukraine or any other country subject to comprehensive Sanctions by OFAC from time to time.

Section 4.03       Access to Information. From the date hereof until the Closing Date, the Investors shall be entitled, through their respective Representatives, to make such investigation of the properties, businesses and operations of the Company and its Subsidiaries, and such examination of the books and records of the Company and its Subsidiaries as they reasonably request. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances, and shall be subject to restrictions under Applicable Law. The Company shall cause the officers, employees, accountants, attorneys and other Representatives of the Company and its Subsidiaries to reasonably cooperate with the Investors and their respective Representatives in connection with such investigation and examination, and the Investors and their respective Representatives shall cooperate with the Company and the Company’s Representatives and shall use their reasonable efforts to minimize any disruption to the Group’s Business. Notwithstanding anything herein to the contrary, (a) no such investigation or examination shall be permitted to the extent that it would require the Company or any of its Subsidiaries to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company or any of its Subsidiaries is bound, and (b) without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the Investors shall not contact any suppliers to, or customers of, the Company, and (ii) the Investors shall have no right to perform any invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries.

Section 4.04       GDSH Services Agreements.

(a)            On or prior to the Closing, the Company and GDSH shall (or GDSH shall cause one or more of its applicable Affiliate(s) to) enter into (i) the Services Agreement, (ii) the IP License Agreement, and (iii) the Corporate Guarantees Agreement, pursuant to which GDSH will provide to the Group Companies certain management support, sales and procurement, corporate guarantee, intellectual property licensing and other relevant services, in the case of sub-clause (i), based on the terms included in the form attached as Exhibit C, and in each case of sub-clauses (ii) and (iii), based on the key terms set forth in the applicable Exhibits hereto, respectively (subject to any modifications or updates agreed to be made by the Company or GDSH to such GDSH Services Agreements pursuant to the procedures set forth in Section 4.04(b) (such procedures, the “Procedural Requirements”)); provided, that (x) the terms of each such GDSH Services Agreement (A) shall provide that the fees for any services provided by GDSH thereunder are on a cost-plus basis or such other pricing in accordance with GDSH’s existing transfer pricing framework and shall be consistent with the parameters described in Exhibit F, and (B) shall be on terms and conditions that are customary market terms for similar agreements on arms-length basis (sub-clauses (A) through (B) are collectively referred to as the “Agreed Parameters”), and (y) each of the Company and GDSH shall comply with the Procedural Requirements.

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(b)            Promptly following the date hereof, the Company shall furnish the initial forms of the IP License Agreement and the Corporate Guarantees Agreement containing the key terms set forth in Exhibit D and Exhibit E, respectively, an updated form of the Services Agreement based on the terms included in the form attached as Exhibit C and taking into consideration comments received from the Investors prior to the date hereof, and other terms and conditions that are consistent with the Agreed Parameters, to each Investor who will constitute as a Major Shareholder upon the Closing (such Investors, the “Relevant Investors”). The Company shall in good faith provide reasonable information and access for discussion with relevant personnel if reasonably requested by the Relevant Investors for purposes of considering and reviewing the proposed terms and conditions of the Services Agreement and for discussing comments in relation thereto. The Relevant Investors shall deliver to the Company and GDSH any comments they may have to the forms of the Services Agreement, the IP License Agreement, and the Corporate Guarantees Agreement no later than the date that is ten (10) Business Days after the last of such forms is furnished (such date, the “Comment Submission Date”). If any of the Relevant Investors has delivered comments to the applicable GDSH Services Agreements in accordance with this Section 4.04(b), each of the Company and GDSH shall consider in good faith such comments so delivered and use its reasonable best efforts to, to the extent commercially feasible and consistent with the Agreed Parameters, reflect such comments in the terms and conditions to be contained in final forms of the applicable GDSH Services Agreement, and the Company shall furnish the final forms of the GDSH Services Agreements to the Relevant Investors no later than the date that is the earlier of (x) five (5) Business Days following the Comment Submission Date and (y) two (2) Business Days prior to the Closing Date. The Services Agreement, the IP License Agreement and the Corporate Guarantees Agreement to be entered into by the Company and GDSH (or its applicable Affiliate(s)), unless otherwise agreed by GDSH, the Company and the Relevant Investors, shall be consistent with the final forms of such agreements furnished to the Relevant Investors pursuant to the preceding sentence.

(c)            As soon as reasonably practicable following the date hereof and in any event no later than six (6) months following the Closing, GDSH shall cause its applicable Subsidiary(ies) to assign all of the rights under all of the GDS (HK) Contracts to a Group Company that is incorporated in Hong Kong and designated by the Company (the “Designated HK Group Company”), and the Designated HK Group Company shall assume all of the obligations under the GDS (HK) Contracts, in each case, in accordance with the terms of the GDS (HK) Contracts and without imposition of any conditions or requirements (including amendment of terms) that would be adverse to the Designated HK Group Company, and without any imposition of any adverse tax consequences or liabilities to the Group. In connection with the foregoing, the Company shall cause the Designated HK Group Company to apply for, and use its commercially reasonable efforts to obtain, a Services-Based Operator (SBO) License from the Communications Authority of Hong Kong as soon as reasonably practicable following the Closing. GDSH shall procure, during the Pre-Assignment Period, that (A) GDS (Hong Kong) Limited shall not exercise its early termination right or right to terminate for convenience or similar rights under the HK1 Site Services Agreement, unless the termination is with respect to a service request form in which the underlying data center customer or tenant has similarly exercised its early termination right or right to terminate for convenience or similar rights under the relevant data center customer contract, and (B)(i) all revenue and payments which GDS (Hong Kong) Limited receives under the GDS (HK) Contracts will be paid by GDS (Hong Kong) Limited to the Designated HK Group Company; (ii) GDS (Hong Kong) Limited will not, nor agree to, terminate, supplement or amend any of the GDS (HK) Contracts in any manner materially adverse to the Group Companies, or provide any concessions or waivers to the relevant customers in relation to the GDS (HK) Contracts. GDSH shall procure that, during the Pre-Assignment Period, GDS (Hong Kong) Limited shall waive any and all claims it has against EDP I (HK) Limited under the HK1 Site Services Agreement for any delay or failure by EDP I (HK) Limited in delivering any of the services thereunder, provided, that such waiver shall not apply to any claims which arise after the Closing against EDP I (HK) Limited for its delay or failure in obtaining the requisite power supply in accordance with the terms of the HK1 Site Services Agreement and such delay or failure results in the underlying data center customer or tenant bringing claims against GDS (Hong Kong) Limited for breach under the relevant data center customer contract.

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Section 4.05       Notice of Certain Events. From the date hereof until the Closing Date, the Company shall use its reasonable best efforts to promptly notify each Investor:

(a)            any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Transaction Documents;

(b)            any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Documents;

(c)            any Action commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting any Group Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.01(e) or that relate in any material respect to the consummation of the transactions contemplated by the Transaction Documents;

(d)            any inaccuracy of any representation or warranty contained in Section 3.01, to the extent that such inaccuracy is or has been known to the Company; and

(e)            any failure of the Company to comply with any covenant or agreement, to the extent that such failure is or has been known to the Company,

provided, however, that the delivery of any notice pursuant to this Section 4.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 4.06       Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Company and each of the Investors shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or appropriate to (a) cause the fulfilment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement, (b) consummate the transactions contemplated by this Agreement, and (c) consummate the Closing concurrently with such other Investors on the same Closing Date.

Section 4.07       Investor Financing.

(a)            Each Investor undertakes prior to the Closing not to: (i) cancel, change, amend, restate, replace, supplement, assign or otherwise modify or terminate the Equity Commitment Letters or reduce any commitments thereunder, or (ii) agree to the waiver of any rights thereunder; in each case, if such cancellation, change, amendment, restatement, replacement, supplement, assignment, modification, termination or waiver will reduce or cause to be reduced of the aggregate amount of commitment thereunder, without the prior written consent of the Company.

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(b)            Prior to the Closing, each Investor shall keep the Company informed of all material developments in respect of the Equity Commitment Letters which could result in the Investor Funds not being available to be drawn or at or prior to the Closing in accordance therewith and shall give the Company prompt written notice of: (i) any breach or default by any party to the Equity Commitment Letters of which such Investor becomes aware, and (ii) the receipt of any written notice or other written communication from any equity financing source with respect to any breach, default, termination or repudiation by any party to the Equity Commitment Letters or any definitive document related to the equity financing or any dispute or disagreement between or among any parties to the Equity Commitment Letters, in each case, which could result in the Investor Funds not being available to be drawn at or prior to the Closing in accordance with the Equity Commitment Letters.

Section 4.08       Employment Agreements. As soon as reasonably practicable following the date hereof, and in any event within fifteen (15) Business Days following the Closing Date, the Company shall use its reasonable best efforts to enter into an employment agreement and a non-compete and non-solicitation agreement, or an employment agreement containing non-compete and non-solicitation provisions, with each of the Key Persons set forth in Part 2 of Schedule 3.01(m).

Article V

Indemnification

Section 5.01       Indemnity.

(a)            Subject to Section 5.02, from and after the Closing, the Company and GDSH (solely in respect of its obligations under Section 4.02 and Section 4.04) shall indemnify, defend and hold harmless each Investor, its Affiliates, its and its Affiliates’ respective directors, officers, and shareholders (the “Investor Indemnified Parties”) from and against any and all reasonably foreseeable damages, losses, claims, judgement, penalty, fines, Liabilities, Taxes and expenses (including reasonable expenses of investigation and attorneys’ fees and expenses, or any diminution in the value of the Investor’s Subscription Shares under this Agreement) (each, a “Loss” and collectively, “Losses”) suffered by such Investor Indemnified Party arising out of, resulting from or relating to (a) any inaccuracy in or breach of any representation or warranty of the Company contained in Section 3.01, or (b) the nonperformance or breach of any covenant or other agreement to be performed by the Company or GDSH (solely for purposes of the applicable covenants in Section 4.02 and Section 4.04) under this Agreement. The Losses subject to the indemnification obligations herein shall take into account such damages, losses and expenses that are (i) awarded to or recovered by a third party in connection with any Action initiated by such third party against any Group Company or the applicable Investor Indemnified Party and (ii) actually paid or payable by any Group Company or such Investor Indemnified Party.

(b)            The Company will pay to the Investors the amount incurred by GDS (Hong Kong) Limited or the relevant Group Company and calculated in accordance with the terms and conditions set forth in Schedule 5.01, which shall not be subject to the liability limitations set forth in Section 5.02.

(c)            From the Closing until the date that is six (6) months following the Closing Date (such period, the “Joint Indemnification Period”), the Company and GDSH shall be jointly and severally liable for the Company’s obligations under Section 5.01(a) in respect of any inaccuracy in or breach of any representation or warranty of the Company contained in Section 3.01. Following the Joint Indemnification Period, GDSH’s obligations pursuant to this Section 5.01(c) shall terminate; provided, that nothing in this Section 5.01(c) shall be deemed or construed to limit, diminish or otherwise impair any liability of GDSH incurred prior to such termination.

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Section 5.02       Liability Limitations.

(a)            After the Closing, the indemnity under Section 5.01 will be each Investor Indemnified Party’s exclusive and sole remedy for any misrepresentation or breach of any representation, warranty, covenant or other agreements of the Company in this Agreement, except in the case of any Losses of any Investor Indemnified Party that were caused by any fraud committed by the Company; provided, that solely with respect to any breach of the covenants or other agreements to be performed by the Company in Section 4.04(a) and Section 4.04(b) (the “Specified Covenants”), the indemnity under Section 5.01 in respect of the Specified Covenants shall apply from and after the date hereof (and the words “from and after the Closing” contained in the first sentence of Section 5.01 shall be disregarded for the indemnity under Section 5.01 in respect of the Specified Covenants) and such indemnity shall, from and after the date hereof, be each Investor Indemnified Party’s exclusive and sole remedy in respect of such breaches.

(b)           The Company’s aggregate Liability in respect of claims for indemnification under Section 5.01(a) by any Investor and its Investor Indemnified Parties in respect of any claim arising under, or in respect of, a breach of any provision of, this Agreement (including any warranty), shall not exceed fifteen percent (15%) of the Subscription Price paid by such Investor.

(c)            The Company shall not be liable to any Investor and its Investor Indemnified Parties for indemnification under Section 5.01(a) for any Losses unless and until the aggregate amount of all Losses, counting only such Losses that each exceeds the Per Claim Threshold, suffered by such Investor and its Investor Indemnified Parties under this Agreement exceeds zero point five percent (0.5%) of such Investor’s Subscription Price (the “Indemnification Threshold”); and once such Indemnification Threshold has been exceeded, such Investor Indemnified Parties shall have the right to recover all Losses hereunder and not the excess only (subject to the other limitations under this Section 5.02). With respect to any Investor and its Investor Indemnified Parties, the amount of Losses arising from any particular inaccuracy in or breach of any warranty of the Company for indemnification under Section 5.01(a) must exceed zero point zero five percent (0.05%) of such Investor’s Subscription Price before such Losses are eligible for indemnification hereunder and counted towards the Indemnification Threshold (the “Per Claim Threshold”), and any Losses below the Per Claim Threshold shall not be counted towards the Indemnification Threshold.

(d)           In no event shall the Company or GDSH be liable in connection with this Agreement, the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby, for any Losses that are punitive, incidental, consequential, special or indirect, except to the extent such Losses are reasonably foreseeable or are awarded to or recovered by a third party related to a claim in respect of which indemnity may be sought under Section 5.01 (provided that such Losses have actually been paid or is payable by any Group Company or such Investor Indemnified Party).

(e)           Any Losses subject to indemnification hereunder shall be determined without regard to materiality or Material Adverse Effect qualification contained in any representation or warranty, and without duplication of recovery by reason of the state of facts giving rise to such Losses, including if such state of facts constitutes a breach of more than one warranty, covenant or other provision of this Agreement.

(f)            The Company shall have no Liability under Section 5.01 in respect of any Losses of any Investor for any misrepresentation or breach of any warranty of the Company in Section 3.01 (other than in respect of claims by any Investor or Investor Indemnified Party (x) for misrepresentation or breach of any Fundamental Warranties, which claims shall survive indefinitely, or (y) with respect to Tax, which shall survive until sixty (60) days following the expiry of the applicable statute of limitations) unless such Investor has validly served on the Company a written notice setting forth the specific claim and the basis therefor in reasonable detail on or before the end of the eighteenth (18th) month following the Closing and, upon serving such notice, such claim shall survive until finally resolved. Such notice shall set forth, to the extent known to the Investor and its Investor Indemnified Parties, in reasonable details of the claim, including all relevant facts, such Investor’s then best reasonable estimate of the amount of its and its Investor Indemnified Parties’ Losses eligible for indemnification hereunder, and the bases for such estimate, provided that failure to do so shall not affect the Company’s indemnification obligations except to the extent that the Company is actually prejudiced by such failure. The covenants and agreements of each party contained in this Agreement shall survive the Closing Date.

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(g)           Neither the Company nor GDSH shall have any Liability in respect of any Loss to the extent:

(i)            of any amount which is included as a liability in, or is otherwise specifically reflected on, set forth in, or specifically allowed for or provided for in, the Accounts in respect of the subject matter of such Loss; or

(ii)            of any amount recovered under any other claim in respect of the same matter, fact or circumstance.

(h)            Neither the Company nor GDSH shall have any Liability in respect of any Loss to the extent that such Loss is attributable to, or arises as a result of, or is increased by:

(i)            any voluntary act, omission or transaction carried out by or at the written request of or with the written consent of any Investor;

(ii)            anything expressly provided to be done or omitted to be done pursuant to this Agreement or the other Transaction Documents;

(iii)            any change in Applicable Law or in administrative practice of any Governmental Authority or any Order delivered or occurring after the date of this Agreement; or

(iv)            any change after the Closing in the Taxation or accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets of the Group from those used in preparing the Accounts, in each case, to the extent required due to a change in Applicable Law occurring after the Closing Date, or any increase in the rates of Taxation or any imposition of Taxation not in effect at the Closing Date or any withdrawal after the Closing Date of any practice or generally applicable extra-statutory concession previously published by any Tax Authority (whether or not purporting to be retrospective in whole or in part).

(i)            The amount of any Loss that are subject to indemnification under this Article V shall be reduced by (i) the amount of any insurance proceeds and any indemnity, contribution or other similar payment actually received by an Investor Indemnified Party in respect of such Loss or any of the events, conditions, facts or circumstances resulting in or relating to such Loss (“Third-Party Payments”), and (ii) an amount equal to any Tax benefit realized as a result of such Loss by the Investor or any of the Group Companies. If an Investor Indemnified Party receives any Third-Party Payment with respect to any Loss for which it has previously been indemnified (directly or indirectly) by the Company or GDSH, the Investor Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving such Third-Party Payment) pay to the Company or GDSH, as applicable, an amount equal to such Third-Party Payment (after deducting the costs incurred for realizing such Third-Party Payment) or, if it is a lesser amount, the amount of such previously indemnified Loss.

(j)            Notwithstanding any provisions contained herein to the contrary, no limitation of Liability contained in this Section 5.02 shall apply in the case of any Losses arising out of or relating to any fraud on the part of the Company.

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Article VI

Conditions to closing

Section 6.01       Conditions to Obligations of Each Investor and the Company. The obligations of each Investor and the Company to consummate the Closing are subject to the satisfaction (or, to the extent legally permissible, waiver by such Investor and the Company), on or prior to Closing, of the following conditions:

(a)            there shall not be in effect any Order by any Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(b)            none of the events set out in Schedule 6.01(b) having occurred.

Section 6.02       Conditions to Obligation of the Company. The obligation of the Company to consummate the Closing with respect to each Investor is subject to the satisfaction (or, to the extent legally permissible, waiver by the Company), on or prior to Closing, of the following conditions:

(a)            the representations and warranties of such Investor contained in Section 3.02 shall be true and correct in all respects (in the case of any such representation or warranty containing any materiality qualification) or in all material respects (in the case of any such representation or warranty without any materiality qualification) as of the date of this Agreement and as of the Closing Date as if made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date);

(b)            such Investor shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed, or complied with, by such Investor under this Agreement on or prior to Closing; and

(c)            such Investor shall have delivered to the Company a copy of each of the Transaction Documents to which it is a party, duly executed by such Investor.

Section 6.03       Conditions to Obligation of the Investors. The obligation of each Investor to consummate the Closing is subject to the satisfaction (or, to the extent legally permissible, waiver by such Investor), on or prior to Closing, of the following conditions:

(a)            (i) the Fundamental Warranties shall be true and correct in all respects (except for any de minimis inaccuracy in respect of Section 3.01(c)), (ii) the representations and warranties of the Company contained in Section 3.01 (other than the Fundamental Warranties) that contain any “materiality”, “material adverse effect”, “Material Adverse Effect” or similar qualifiers therein shall be true and accurate in all respects, and (iii) any other representations and warranties of the Company contained in Section 3.01 shall be true and accurate in all material respects, in each case of the foregoing sub-clauses (i), (ii) and (iii), as of the date of this Agreement and as of the Closing Date as if made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date);

(b)            the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed, or complied with, by the Company under this Agreement on or prior to the Closing;

(c)            the Restated Articles shall have been duly adopted by the Company and shall remain in full force and effect;

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(d)         the Company shall have paid-in capital in an amount of at least US$411,300,000 as of immediately prior to the Closing;

(e)         the Initial Project Transfer (as defined under the Project Transfer Agreement) shall have been consummated in accordance with the terms and conditions of the Project Transfer Agreement;

(f)          the Company shall have delivered to the Relevant Investors the confirmation set forth in Schedule 6.03(f); and

(g)         the Company shall have delivered to such Investor a copy of each of the Transaction Documents, duly executed by all of the parties thereto other than such Investor.

Article VII

Termination

Section 7.01       Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)         upon the mutual consent in writing of each of the parties hereto;

(b)         by the Company or any Investor only with respect to such Investor, if the Closing with respect to such Investor has not been completed by the Long Stop Date; provided that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any Person if such Person’s failure to fulfil any obligation under this Agreement or the other Transaction Documents or breach hereunder or thereunder has been a material cause of, or resulted in, the failure of the Closing to occur on or before the Long Stop Date;

(c)         by any Investor, only with respect to such Investor, if a breach of any representation or warranty or failure to perform any covenant or other agreement set forth in this Agreement on the part of the Company shall have occurred that would cause the conditions set forth in Article VI not to be satisfied, and such breach or failure to perform is not cured by the Company within thirty (30) days following receipt of written notice thereof; provided that such Investor is not then in breach of this Agreement so as to cause any of the conditions set forth in Article VI not to be satisfied; or

(d)         by the Company, with respect to an Investor, if a breach of any representation or warranty of failure to perform any covenant or other agreement set forth in this Agreement on the part of such Investor shall have occurred that would cause the conditions set forth in Article VI not to be satisfied, and such breach or failure to perform is not cured by such Investor within thirty (30) days following receipt of written notice thereof; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Article VI not to be satisfied.

Section 7.02       Effect of Termination. Upon the valid termination of this Agreement pursuant to this Article VII, this Agreement shall become null and void and the rights and obligations of the parties hereunder shall terminate and expire without any Liability of any party to the other parties; provided that (a) the provisions and obligations of the parties under Article I, Article V, this Section 7.02, Section 8.01, Section 8.02, Section 8.04, Section 8.06, Section 8.08, and Section 8.09 shall survive any such termination indefinitely, and (b) nothing in this Section 7.02 shall be deemed or construed to limit, diminish or otherwise impair any Liability of a party incurred prior to such termination.

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Article VIII

Miscellaneous

Section 8.01         Confidentiality.

(a)           Each Investor agrees that Confidential Information furnished and to be furnished to it has been and may in the future be made available in connection with such Investor’s investment in the Company. Each Investor covenants with the Company that it shall use, and that it shall cause any Person to whom Confidential Information is disclosed pursuant to clause (i) below to use, the Confidential Information only in connection with its investment in the Company and not for any other purpose. (A) Each Investor further covenants with the Company that it shall not disclose any Confidential Information to any Person and (B) the Company covenants with each Investor that it shall not disclose any information concerning the existence and provisions of any Transaction Documents, the negotiations relating to any Transaction Documents or the transactions contemplated hereby and thereby (the “Transaction Information”) to any Person, except that Confidential Information or Transaction Information (as the case may be) may be disclosed (in the case of the Company, for so long as such Confidential Information of the Company is not disclosed to a Competitor):

(i)            to such party’s Representatives in the normal course of the performance of their duties on a need-to-know basis for the purposes of implementing the terms hereof or enforcing such party’s rights hereunder as long as such Person has been advised of the confidential nature of such information and has agreed to keep such information confidential on substantially the same terms as provided herein (and any non-compliance by such Person with such confidentiality obligation shall be deemed a breach of this provision by such party);

(ii)            to the extent required by Applicable Law or any Governmental Authority to which such party is subject (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such party is subject; provided that such party agrees to give the other parties hereto prompt notice of such request(s), to the extent legally permissible and reasonably practicable, so that the other parties may seek, at their respective cost, an appropriate protective order or similar relief (and, to the extent legally permissible and reasonably practicable, such party shall cooperate with such efforts by the other parties, and shall in any event make only the minimum disclosure required by such Applicable Law or Governmental Authority and advise the relevant disclosee of the confidential nature of the disclosed information));

(iii)            to any sponsor or underwriter and any professional adviser of such sponsor or underwriter, and in the prospectus, announcements or other documents issued or released in connection with the application for listing and dealing in connection with a Public Listing;

(iv)            to the extent related to the tax treatment and tax structure of the transactions contemplated by this Agreement (including all materials of any kind, such as opinions or other tax analyses that the Company, its Affiliates or its Representatives have provided to the Investors relating to such tax treatment and tax structure); provided that the foregoing does not constitute an authorization to disclose the identity of any existing or future party to the transactions contemplated by this Agreement or their Affiliates or Representatives, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information;

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(v)            to the extent such disclosure is required for the purpose of any legal proceedings between the parties arising out of this Agreement or the other Transaction Documents; or

(vi)            if the prior written consent of the other parties hereto (in the case of the Company, the Board) shall have been obtained.

(b)         “Confidential Information” means the Transaction Information, any information concerning the Company or any Person that are or become its Subsidiaries, and the financial condition, business, operations or prospects of the Company or any such Persons, in the possession of or furnished to any Investor (including by virtue of its present or former right to designate a director of the Company); provided that the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by an Investor or its Representatives in violation of this Agreement, (ii) was available to such Investor on a non-confidential basis prior to its disclosure to such Investor or its Representatives by the Company, or (iii) becomes available to such Investor on a non-confidential basis from a source other than the Company, which source is (at the time of receipt of the relevant information) not, to the best of such Investor’s knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another Person.

(c)         Each Investor hereby acknowledges that the Confidential Information furnished by or on behalf of the Company and GDSH may contain material non-public information (“MNPI”). Each Investor confirms that (i) each Investor and its Representatives is aware that applicable securities laws of the U.S. and Hong Kong prohibit any Person who is in possession of MNPI of a company from purchasing or selling securities of such company or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person may purchase or sell such securities, and (ii) the Investors will, and the Investors will direct each of its Affiliates and Representatives to, take any action reasonably necessary or appropriate to prevent any violation of applicable securities laws while in possession of any MNPI regarding the Company or GDSH.

(d)         Any confidentiality agreement entered into between any Investor (or its Affiliate) and the Company shall terminate on execution of this Agreement (without prejudice to any rights, Liabilities or obligations that have accrued prior to termination).

Section 8.02       Public Announcements.

(a)         The parties hereto agree that the Company and its Affiliates (including GDSH) may make a public announcement of the transactions contemplated by this Agreement after the Closing, and may publicize the same in marketing materials, newspapers and other publications, provided that no party hereto shall disclose, use, publish or reproduce the names, trademarks, tradenames or logos of any Investor or any variation, adaptation or abbreviation thereof in any public announcements, marketing, advertising or promotion materials or publications without the prior written consent of such Investor.

(b)         Unless required by Applicable Law or already in the public domain (other than as a result of a disclosure by an Investor or its Representatives in violation of this Agreement), no Investors, and none of the Investors’ shareholders, Representatives or Affiliates, shall issue any press release or make any public statement relating to this Agreement, any other Transaction Documents or any other agreements referred to herein, or the transactions contemplated hereby or thereby, in each case, without the Company’s written approval (which approval shall not be unreasonably withheld), and each Investor shall be liable for any failure of its shareholders, Representatives or Affiliates to comply with the restrictions set forth under this Section 8.02(b).

(c)         Promptly after execution of this Agreement, GDSH will file one or more current reports on Form 6-K with the SEC attaching the announcement press release in compliance with Section 8.02(a) and a copy of this Agreement (without the Schedules) as exhibits, provided that the Company shall offer a reasonable opportunity to the Investor to review and comment on such announcement press release and the Company will consider such comments reasonably proposed by such Investor in good faith before issuing such announcement press release.

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Section 8.03       Binding Effect; Assignability; Benefit.

(a)         This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns.

(b)         Neither this Agreement nor any of the rights, interests, remedies, obligations or Liabilities arising hereunder or by reason hereof may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, provided that the Investor may assign its rights and obligations under this Agreement to any of its Affiliates that is not a Competitor.

(c)         Except as provided in Section 5.01, Section 5.02 and Section 8.07, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or Liabilities under or by reason of this Agreement under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong).

Section 8.04       Notices. All notices, requests and other communications to any party shall be in writing and shall be delivered in person, or by an international courier service, or sent by email transmission so long as receipt of such email is requested and received:

If to the Investor, to the address set forth on Schedule 2.01 under the heading “Notices”.

If to the Company:

PO BOX 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention: Jamie Khoo GC

Email: jamie@gds-services.com

If to GDSH:

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

Attention: Cathy Zhang, Legal Counsel

Email: ZhangRuijia@gds-services.com

with a copy (which shall not constitute notice) to:

White & Case

16th Floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Daniel Yeh and William Fong

Email: daniel.yeh@whitecase.com; william.fong@whitecase.com

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All notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.05       Waiver; Amendment. No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective, and no provision of this Agreement may be amended or otherwise modified except by an instrument in writing executed by each of the parties hereto. Any party hereto may at any time irrevocably waive any or all of its rights under this Agreement by delivering a waiver of such rights, which states that such waiver is irrevocable, in writing to each of the other parties hereto.

Section 8.06       Fees and Expenses. All costs and expenses incurred in connection with the preparation of this Agreement, or any amendment hereto or waiver hereof, and the evaluation, negotiation, execution and consummation of the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

Section 8.07       No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the parties may be corporations, partnerships or limited liability companies, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any former, current or future equity holders, general or limited partners, members, controlling persons, directors, officers, employees, managers, agents or Affiliates of any other party hereto or any former, current or future equity holders, general or limited partners, members, controlling persons, directors, officers, employees, managers, agents or Affiliates of any of the foregoing (collectively “Non-Recourse Persons”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Person under this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 8.08       Governing Law. This Agreement and all matters arising hereunder or in respect hereof shall be governed by, and construed in accordance with, the laws of Hong Kong, without regard to any principles of conflict of laws that would result in the application of any other laws.

Section 8.09       Jurisdiction. Any dispute, controversy, difference or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, performance, breach or termination and the parties’ rights and obligations hereunder, or any dispute regarding non- contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration (the “Arbitration”) in Hong Kong administered by the HKIAC in accordance with HKIAC Arbitration Rules under the time being in force when the notice of Arbitration is submitted in accordance with those rules (the “HKIAC Rules”). The tribunal shall comprise three (3) arbitrators appointed in accordance with the HKIAC Rules. The seat of the Arbitration shall be Hong Kong. The language of the Arbitration shall be English. Any award shall be final and binding upon the parties concerned. Judgment on the award may be entered and enforced by any court of competent jurisdiction. Each party may at any time request from any competent judicial authority any interim or conservatory measure. The parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing.

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Section 8.10       Specific Enforcement. Each party hereto acknowledges that irreparable injury to the other parties hereto may occur in the event that any provision of this Agreement was not performed by any party hereto in accordance with its specific terms or was otherwise breached, and the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party hereto, without posting any bond, and in addition to all other remedies that may be available at law or in equity, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 8.11       Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver. Each Investor agrees that, to the extent that it is or becomes entitled to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of any government from any legal proceeding or arbitration relating to this Agreement from the jurisdiction of any competent court, from service of process, from execution pursuant to a judgment or an arbitral award or from any other legal process in any jurisdiction, such Investor hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to matters arising with respect to this Agreement or the subject matter hereof. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Agreement or any waiver on the part of any other party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any party hereto, shall be cumulative and not alternative.

Section 8.12       Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF) or other transmission methods and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. This Agreement shall become effective when each party hereto shall have received counterparts hereof executed by all of the other parties hereto. Until and unless each party has received a counterpart hereof executed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 8.13       Entire Agreement. This Agreement, the Shareholders Deed and the other Transaction Documents constitute the entire agreement among the parties hereto and supersede all prior and contemporaneous agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof.

Section 8.14       Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 8.15       Exculpation Among the Investors. It is acknowledged and agreed by the parties hereto that the Investors’ respective obligations and Liabilities, including their obligations to consummate the Closing and pay their respective Subscription Price are several, and neither joint nor joint and several. No Investor or its Affiliates, officers, directors, partners, agents or employees shall be liable to any Group Company for any breach by any other Investor of any representation, warranty, covenant, agreement or obligation contained in, or in default by any other Investor under, this Agreement, or any action taken or omitted to be taken by any other Investor in connection with the transactions contemplated under the Transaction Documents.

Section 8.16       Further Assurance. Each party hereto agrees to from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as any other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by the Transaction Documents.

Section 8.17       Use of English Language. This Agreement has been executed and delivered in the English language. Any translation of this Agreement into another language shall have no interpretive effect. All documents or notices to be delivered pursuant to or in connection with this Agreement shall be in the English language or, if any such document or notice is not in the English language, accompanied by an English translation thereof, and the English language version of any such document or notice shall control for purposes thereof.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY

DigitalLand Holdings Limited

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

Solely for purposes of Section 4.02, Section 4.04 and Article V:

GDSH

GDS Holdings Limited

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

HGDC Holdings Limited

By:
Name:
Title:

HGDK Holdings Limited

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

Luminous Knowledge Limited

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

Chausson International Limited

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

Toraken LLC

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

Princeville Global Datacenter Development Investments

By:
Name:
Title:

Privatus Nominees Pty Ltd (ACN 649 376 527)
as trustee for Princeville Global III ANZ Fund

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

Pujiang International Investment Holding Limited

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

THE INVESTORS

Tekne Private Ventures XVI, LP

By:
Name:
Title:

[Signature Page to Share Subscription Agreement]

Schedule 1.01(a)

Public Searches

Schedule 1.01(b)

Details of Knowledge Group

Schedule 2.01

Details of Investors

Schedule 2.02(b)(i)

Bank Account Details

Schedule 3.01(c)(i)

Company Capitalization Immediately Prior to Closing

Shareholder	Class of Shares	Number of Shares	Shareholding Percentage
GDS Holdings Limited	Ordinary Shares	1,000,000,002	100%

Schedule 3.01(c)(ii)

Company Capitalization Immediately After Closing

Shareholder	Class of Shares	Number of Shares	Shareholding Percentages
GDS Holdings Limited	Ordinary Shares	75,000,000	56.10%
HGDC Holdings Limited	Series A Preferred Shares	13,000,000	9.72%
HGDK Holdings Limited	Series A Preferred Shares	13,000,000	9.72%
Luminous Knowledge Limited	Series A Preferred Shares	19,000,000	14.21%
Chausson International Limited	Series A Preferred Shares	5,000,000	3.74%
Toraken LLC	Series A Preferred Shares	1,500,000	1.12%
Princeville Global Datacenter Development Investments	Series A Preferred Shares	2,730,227	2.04%
Privatus Nominees Pty Ltd (ACN 649 376 527) as trustee for Princeville Global III ANZ Fund	Series A Preferred Shares	269,773	0.20%
Pujiang International Investment Holding Limited	Series A Preferred Shares	2,000,000	1.50%
Tekne Private Ventures XVI, LP	Series A Preferred Shares	2,200,000	1.65%

Schedule 3.01(c)(iii)

Subsidiary Capitalization

Schedule 3.01(i)(i)

Owned Real Properties

Schedule 3.01(i)(iii)

Leased Real Properties

Schedule 3.01(k)(i)

Material Contracts

Schedule 3.01(m)

Key Persons

Schedule 3.02(f)(ii)

Investors Delivering Equity Commitment Letters

Schedule 3.01(q)(iv)

Schedule 4.01

Conduct of Business

Schedule 4.04(c)

GDS (HK) Contracts

Schedule 5.01

Specific Undertaking

Schedule 6.01(b)

Schedule 6.03(f)

Exhibit A

FORM OF SHAREHOLDERS DEED

AGREED FORM

Dated            , 2024

SHAREHOLDERS DEED

among

DigitalLand Holdings Limited,

GDS Holdings Limited,

and

and certain other persons named herein

Schedule 1 List of Initial Investors	42

Schedule 2 601(A) Warranties And Undertaking	43

Schedule 3 Board Committees	44

Schedule 4 GDSH Non-Compete Excluded Persons	45

Schedule 5 Calculation of Aggregate Ownership Percentage	46

Schedule 6 Use of Name	57

Schedule 7 Notices	59

Schedule 8 Affiliate	50

Exhibit A FORM OF MEMORANDUM AND ARTICLES OF ASSOCIATION	50

Exhibit B DEED OF ADHERENCE	51

SHAREHOLDERS DEED

This SHAREHOLDERS DEED (this “Deed”), dated as of [●], 2024 (the “Effective Date”), by and among (i) DigitalLand Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), (ii) GDS Holdings Limited, a Cayman Islands exempted company with limited liability (“GDSH”), (iii) each investor identified on Schedule 1 (individually, an “Initial Investor” and, collectively, the “Initial Investors”), and (iv) each additional investor who has executed a Deed of Adherence in the form of Exhibit B attached hereto and become a party to this Deed following the Effective Date in accordance with the terms hereof (individually, an “Additional Investor” and, collectively, the “Additional Investors”).

WHEREAS, pursuant to the Subscription Agreement, dated as of [●], 2024, by and among the Company and the Initial Investors (as may be amended or restated from time to time, the “Subscription Agreement”), the Initial Investors have agreed to subscribe from the Company, and the Company has agreed to issue to the Initial Investors, certain Series A Preferred Shares; and

WHEREAS, the parties hereto desire to enter into this Deed to govern certain of their rights, duties and obligations with respect to their ownership in the Company and their relationship as Shareholders.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

DEFINITIONS

Section 1.01      Definitions.

As used in this Deed, the following terms have the following meanings:

“Acceptance Notice” has the meaning provided in Section 4.01(b).

“Additional Investor” has the meaning provided in the preamble of this Deed.

“Affiliate” means, (a) with respect to any Person that is a natural person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) such Person’s spouse, lineal descendant (whether natural or adopted), brother, sister, or parent, or (iii) any estate, trust or partnership that is established by or for the benefit of such Person and/or any other Person described in sub-clause (ii), in each case, that is directly or indirectly Controlled by such Person and/or any other Person described in sub-clause (ii), and (b) with respect to any Person that is not a natural person, (x) any other Person that is directly or indirectly Controlling, Controlled by or under common Control with such Person, or (y) as set forth on Schedule 8; provided, that in each of the foregoing cases, no holder of Company Securities shall be deemed an Affiliate of the Company or any other security holder of the Company, in each case, solely by reason of any investment in the Company or the existence or exercise of any rights or obligations under this Deed or in respect of the Company Securities held by such security holder insofar as such investment, rights or obligations do not otherwise give rise to any Control in respect of or by the Company or such other security holder of the Company, as applicable; and provided further, that the Company Securities held by GDSH and the GDSH Founder shall not be aggregated for purposes of determining their respective entitlement to any rights under this Deed, including the right to appoint directors, the calculation of their respective Aggregate Ownership, and their respective status as a Major Shareholder. The term “Affiliated” has the meaning correlative to the foregoing.

“Aggregate Ownership” means, with respect to any Person or group of Affiliated Persons, the total number of Shares (as determined on an Ordinary Share Equivalents basis) beneficially owned by such Person or group of Affiliated Persons as of the date of such calculation.

“Aggregate Ownership Percentage” means, with respect to any Person or group of Affiliated Persons, the quotient (expressed as a percentage) obtained by dividing (a) the Aggregate Ownership of such Person or group of Affiliated Persons, by (b) the total number of all issued and outstanding Shares (as determined on an Ordinary Share Equivalents basis), as of the date of such calculation; provided that, for the purposes of calculating the Aggregate Ownership Percentage of any applicable Shareholder under Section 2.01(a), Section 2.01(b), Section 2.02 or Section 5.01(d), or in respect of any Shareholder’s status as an Information Right Investor or a Major Shareholder, (i) the total number of all issued and outstanding Shares described in sub-clause (b) shall exclude the number of Ordinary Shares issued or issuable under any Employee Plan (including the Management Equity Grant)[, and (ii) if applicable, the provisions of Schedule 5 shall apply].

“Amendment Proposal” has the meaning provided in Section 6.11(a).

“Anti-Corruption Law” means all Applicable Law relating to anti-bribery, anti-corruption, record keeping and internal control, including (a) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (b) the UK Bribery Act of 2010 (as amended), (c) the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong) (as amended), (d) the PRC’s anti-bribery laws and any rules and regulations, including but not limited to, the Criminal Law, the Anti-Unfair Competition Law and the Interim Provisions on Banning Commercial Bribery and (e) legislation applicable to the Group adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Anti-Money Laundering Law” means, with respect to any Person, all financial recordkeeping and reporting requirements under the Applicable Law relating to anti-money laundering and financing of terrorism, including those of the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (as amended), and the applicable anti-money laundering laws, rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

“Applicable Law” means, with respect to any Person, any transnational, domestic, foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule (including stock exchange rules), regulation, Order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Arbitration” has the meaning provided in Section 7.07.

“Articles” means the Amended and Restated Memorandum and Articles of Association of the Company, in the form attached as Exhibit A hereto, as the same may be amended or restated from time to time.

“Associate” means, with respect to any given Person, (a) a corporation or organization of which such given Person is an officer or partner or is, directly or indirectly, the beneficial owner of thirty percent (30%) or more of any class of equity securities, (b) any trust or other estate in which such given Person has a substantial beneficial interest or as to which such given Person serves as trustee or in a similar capacity, or (c) such Person’s spouse and lineal descendants (whether natural or adopted), brother, sister and/or parent.

“Automatic Conversion Price” has the meaning provided in Section 5.04(e).

“Board” means the board of directors of the Company.

“Board Meetings” has the meaning provided in Section 2.06(a).

“Board Reserved Matter” has the meaning provided in Section 2.08(a).

“Business” means the development and operation of data centers, the leasing of capacity in data centers, and the provision of data center colocation and hosting services, which, for the avoidance of doubt, shall not include any cloud business or services (including any GPU leasing services).

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Hong Kong, New York, or Singapore are required or authorized by Applicable Law to be closed.

“Cause” means, with respect to any director of the Company, such director’s (a) willful and continued failure to substantially perform his or her duties with the Company in his or her established position, (b) willful misconduct that is materially injurious, monetarily or otherwise, to the Group, (c) conviction for or plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude or (d) willful and intentional breach of this Deed or any employment or other similar agreement between such director and any Group Company.

“CFC” has the meaning provided in Section 6.10(b)(i)(B).

“Code” has the meaning provided in Section 6.10(b)(i)(A).

“Company” has the meaning provided in the preamble of this Deed.

“Company Redemption Rights” has the meaning provided in Section 5.03(a).

“Company Securities” means (a) any shares of share capital or other equity securities of the Company, including Ordinary Shares and Series A Preferred Shares, (b) any securities convertible into or exchangeable for shares of share capital or other equity securities of the Company, (c) any options, warrants or other rights to acquire shares of share capital or other equity securities of the Company, and (d) any other security into which any of the securities described in sub-clauses (a) through (c) above may hereafter be converted or exchanged.

“Competitor” means (a)(i) any Person that engages in the Business in any material respect in Southeast Asia, Hong Kong or Japan, or (ii) any Person that is otherwise reasonably determined by the Board to be a competitor of the Company or any other Group Company, (b) any Person that owns ten percent (10%) or more of the outstanding share capital (excluding any limited partnership interests or other similar passive interests, provided that, such Person or its Affiliates do not, directly or indirectly, by contract or otherwise have voting or other governance or control rights in respect of such limited partnership (other than voting rights that are customary for a limited partner) or other similar passive investments) of any such Person described in sub-clause (a), or (c) any Affiliates of any such Person described in the foregoing sub-clause (a) or (b).

“Competitor Investment” has the meaning provided in Section 6.03(b).

“Confidential Information” has the meaning provided in Section 6.02(c).

“Conflicted Shareholder Director” has the meaning provided in Section 2.01(c).

“Contract” means all agreements, contracts, leases, licenses, commitments, orders or instruments and other legally binding agreement or arrangement.

“Control” means, with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, or by effective control whether through the ownership of voting securities, by Contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; and the terms “Controlled by”, “Controlling” and “under common Control with” have the meaning correlative to the foregoing.

“Control Transaction” means (a) any change in the ownership of the share capital of the Company if, immediately after giving effect thereto, any Person (or group of Persons acting in concert) and their respective Affiliates, other than GDSH and its Affiliates, will have the direct or indirect power to elect or appoint a majority of the members of the Board; (b) any change in the ownership of the share capital of the Company if, immediately after giving effect thereto, any Person (or group of Persons acting in concert) and their respective Affiliates, other than GDSH and its Affiliates, will hold forty percent (40%) or more of the voting power or share capital of the Company; or (c) any change in the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by Contract, or otherwise.

“Corporate Guarantees Agreement” means that certain agreement relating to corporate guarantees, entered into by and between the Company and GDSH, effective as of the Effective Date, and including any amendment or restatement thereof from time to time.

“Daily Trading Value” means, as at a date of determination, the product of (a) the daily trading volume of the relevant securities trading on a stock exchange on which such securities are then listed or quoted for trading, multiplied by (b) the daily dollar volume weighted average price of such securities, each as reported by Bloomberg L.P. and without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Deed” has the meaning provided in the preamble of this Deed and shall refer to this Deed as may be amended or restated from time to time.

“Deed of Adherence” means a Deed of Adherence substantially in the form of Exhibit B, pursuant to which a Person agrees to be bound by all the terms of this Deed as if it had been a signatory in the relevant designated capacity.

“Deemed GDSH Aggregate Ownership Percentage” means (a) GDSH’s Aggregate Ownership Percentage, or (b) for so long as the GDSH Founder Controls GDSH, the sum of GDSH’s Aggregate Ownership Percentage and the GDSH Founder’s Aggregate Ownership Percentage.

“Disclosed Platforms” has the meaning provided in Section 6.03(b).

“Effective Date” has the meaning provided in the preamble of this Deed.

“Employee Plans” has the meaning provided in Section 4.03(e).

“Exercise Notice” has the meaning provided in Section 4.03(b).

“GDSH” has the meaning provided in the preamble of this Deed.

“GDSH Change of Control” means, for so long as (x) the Deemed GDSH Aggregate Ownership Percentage exceeds fifty percent (50%), or (y)(i) if the GDSH Founder Controls GDSH, GDSH and the GDSH Founder (together with their respective Affiliates), or (ii) if the GDSH Founder does not Control GDSH, GDSH (together with its Affiliates), in each case of (i) or (ii), shall be entitled to nominate or appoint a majority of the Board, where any Person (or a group of Persons acting in concert) and their respective Affiliates, other than STT, the GDSH Founder or any of their respective Affiliates, whether through a transaction or a series of related transactions, will, directly or indirectly, (a) have more than fifty percent (50%) of the voting power of GDSH (taking into account all classes of voting shares), or (b) have the direct or indirect power to elect or appoint a majority of the members of the board of directors of GDSH. For the avoidance of doubt, STT, the GDSH Founder, or any of their respective Affiliates ceasing to own, directly or indirectly, more than fifty percent (50%) of GDSH, individually or in the aggregate, will not, in and of itself, constitute a GDSH Change of Control unless the other requirements set forth in this definition are also satisfied. For purposes of this definition and the definition of the Deemed GDSH Aggregate Ownership Percentage, GDSH Founder is deemed to Control GDSH if he is a “controlling shareholder” as such term is defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time.

“GDSH Directors” means the directors that are nominated and appointed by GDSH to the Board from time to time in accordance with this Deed.

“GDSH Founder” has the meaning provided in Section 2.01(b).

“GDSH Founder Director” has the meaning provided in Section 2.01(b).

“GDSH Services Agreements” means the Project Transfer Agreement, the Services Agreement, the Corporate Guarantees Agreement and the IP License Agreement.

“GDSI Change of Control” means any Control Transaction, provided that the references to “other than GDSH and its Affiliates” shall be deemed amended to refer to “other than the GDSH Founder and his Affiliates”.

“GDSI Management” has the meaning provided in Section 2.08(c).

“Governmental Authority” means any national, state, provincial, regional, municipal, local, foreign or other governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, and including any listing or securities exchange.

“Group” means the Company and its Subsidiaries from time to time, and “Group Company” means any one of them.

“HKIAC” means the Hong Kong International Arbitration Centre.

“HKIAC Rules” has the meaning provided in Section 7.07.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Information Right Investor” means at any time, without duplication, any Initial Investor or Additional Investor, in each case for so long as the then Aggregate Ownership Percentage of such Investor exceeds three percent (3%).

“Initial Investor” has the meaning provided in the preamble of this Deed.

“Investor Director” means a director that is nominated and appointed by an Investor to the Board from time to time in accordance with this Deed.

“Investor Non-Compete Period” means the period from the Effective Date until the end of the fifteenth (15th) calendar month following the Effective Date.

“Investors” means the Initial Investors and Additional Investors for so long as they are Shareholders (unless expressly stated otherwise), and an “Investor” means any one of them.

“IP License Agreement” means that certain intellectual property license agreement, entered into by and between the Company and GDSH (or one or more of its Affiliate(s)), effective as of the Effective Date, and including any amendment or restatement thereof from time to time.

“IPO” means a Public Listing involving an underwritten public offering of the Ordinary Shares (or equity securities representing the Ordinary Shares) or of the equity securities of a Newco.

“IPO Lock-Up” has the meaning provided in Section 3.01(c).

“IRR” means, with respect to each Series A Preferred Share, the internal rate of return per annum of the holder thereof as determined using the XIRR function in Microsoft Excel (or any equivalent function which replaces or supersedes that function in Microsoft Excel or any replacement or successor software to Microsoft Excel), using as “outflow” the Series A Subscription Price, with the outflow date being the Effective Date, and using as “inflows”, (x) in the case of a redemption of such Series A Preferred Share by the Company pursuant to Section 5.03, Section 5.06 and the Articles, the amount paid to the holder of such Series A Preferred Share, with the inflow date being the Redemption Date (in respect of Section 5.03) or the Series A CoC Redemption Date (in respect of Section 5.06), as applicable, (y) in the case of an IPO, the amount deemed to be payable to the holder of such Series A Preferred Share assuming (i) conversion of such Series A Preferred Share into Ordinary Share(s) at the then applicable Series A Conversion Price and (ii) such Ordinary Share(s) are sold at the IPO offering price, with the inflow date being the date of the pricing of such IPO (for the avoidance of doubt, an IRR calculation in the event of this sub-clause (y) shall not require the assumptions in sub-clause (i) or (ii) herein to have actually occurred), and (z) any dividends, distributions or payments by the Company (including any such dividends, distributions or payments by the Company in connection with a Liquidation Event or a Control Transaction) made to the holder of such Series A Preferred Share, with the inflow date being the date on which such dividends, distributions or payments were made. All calculations relating to an IRR shall be: (a) made with no Taxes paid or payable by the relevant holder of such Series A Preferred Share deducted from any inflows or added to any outflows; (b) made with no costs, fees, charges or expenses incurred by the relevant holder of the Series A Preferred Share deducted from any inflows or added to any outflows; (c) made with any Taxes paid or payable by the Company in connection with the transactions described in the foregoing sub-clause (x), (y) or (z), as applicable, deducted from any inflows or added to any outflows, irrespective of whether or not any amount is withheld or deducted for, or on account of, Tax; (d) made with any costs, fees, charges or expenses incurred by the Company in connection with the transactions described in the foregoing sub-clause (x), (y) or (z), as applicable, deducted from any inflows or added to any outflows; and (e) adjusted for any share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares, as applicable. An IRR in respect of any other Shares for the holders thereof shall be calculated in accordance with the foregoing methodology unless otherwise agreed by the Company and the relevant Shareholders.

“Issuance Notice” has the meaning provided in Section 4.03(a).

“Issuance Period” has the meaning provided in Section 4.03(c).

“Liquidation Event” means any of the following (in a single transaction or a series of related transactions), unless otherwise waived in writing by the Series A Supermajority: (a) any liquidation, dissolution or winding-up of the Company; (b) any sale, transfer, or other disposal, of all or substantially all of the assets of the Group, taken as a whole; (c) a merger or consolidation of the Company with or into another Person, except for a merger or consolidation (i) in which the holders of the Shares (on an Ordinary Share Equivalents basis) immediately prior to such merger or consolidation continue to hold in the aggregate at least fifty percent (50%) of the voting power or the issued share capital of the surviving or acquiring Person, or (ii) that is effected for purposes of any internal restructuring or reincorporation into another domicile; and (d) to the extent not captured by the foregoing sub-clause (c), any sale, transfer or other disposal of Shares (whether by merger, reorganization or other transaction) in which the holders of the Shares (on an Ordinary Share Equivalents basis) immediately prior to such transaction cease to hold in the aggregate at least fifty percent (50%) of the outstanding voting power or issued share capital of the surviving or acquiring Person.

“Liquidity Transaction” has the meaning provided in Section 5.01(a).

“Liquidity Transaction Offer Price” means an all-cash offer price, payable in immediately available US$ in a single closing and with no contingent or deferred consideration, offered in connection with the Liquidity Transaction.

“Liquidity Transaction Process” means a bona fide sale process conducted through a sale by auction or other similar competitive process, as advised by one or more internationally recognized independent global investment bank(s) or other financial advisor(s) of comparable status, to consummate a Liquidity Transaction on customary arm’s-length market terms with the aim to maximize the valuation of the Company and to obtain the highest obtainable Liquidity Transaction Offer Price.

“Lock-Up Period” has the meaning provided in Section 3.01(a).

“Macau” means the Macau Special Administrative Region of the PRC.

“Major Shareholders” means any Shareholder whose Aggregate Ownership Percentage exceeds seven point five percent (7.5%).

“Management Equity Grant” means the options issued by the Company exercisable for up to [●] ([●]) Ordinary Shares that the Company will grant to certain directors, officers, employees, consultants, advisors, or strategic partners of the Company and its Affiliates on or following the Effective Date at an exercise price that is equal to the Series A Subscription Price (as appropriately adjusted for any share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the relevant class of Shares, as applicable), representing fifteen percent (15%) of the issued share capital of the Company as of the Effective Date (calculated on an as-converted basis).

“MNPI” has the meaning provided in Section 6.02(d).

“Newco” means any Person which owns all or substantially all of the assets of the Group at the time of a Public Listing or IPO, the securities of which will be registered, offered or transferred in the Public Listing or IPO.

“Non-Recourse Persons” has the meaning provided in Section 7.05.

“Non-Selling Shareholder” has the meaning provided in Section 4.01(a).

“Offer” has the meaning provided in Section 4.01(b).

“Offer Notice” has the meaning provided in Section 4.01(b).

“Offer Period” has the meaning provided in Section 4.01(b).

“Offer Price” has the meaning provided in Section 4.01(b).

“Offered Securities” has the meaning provided in Section 4.01(a).

“Order” means an order, injunction, judgment, decree or demand issued by a court or any other Governmental Authority.

“Ordinary Share Equivalents” means (a) with respect to Ordinary Shares, the number of Ordinary Shares, and (b) with respect to any other Shares that are convertible into or exchangeable for Ordinary Shares, the number of Ordinary Shares issuable in respect of the conversion or exchange of such securities into Ordinary Shares.

“Ordinary Shares” means the ordinary shares of the Company with a par value of US$0.00005 each.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PFIC” has the meaning provided in Section 6.10(b)(i)(A).

“Potential Conflicted Person” has the meaning provided in Section 2.10.

“PRC” means the People’s Republic of China and, for the purposes of this Deed, shall not include Hong Kong, Macau, or Taiwan.

“Preemptive Rights Holder” has the meaning provided in Section 4.03(a).

“Project Transfer Agreement” means that certain Project Transfer Agreement, dated March 26, 2024, by and between GDSH and the Company, and including any amendment or restatement thereof from time to time.

“Proposal Submission Deadline” has the meaning provided in Section 6.11(a).

“Public Listing” means a listing or registration of the Ordinary Shares (or equity securities representing the Ordinary Shares) or of the equity securities of a Newco, on a listing or securities exchange or similar trading market that results in a public trading market for such equity securities.

“QIPO” means an IPO which (a) values the Company on a pre-offering basis at a minimum implied equity valuation that will enable each Series A Preferred Share to generate an IRR of at least fifteen percent (15%) for the holder thereof, calculated based on the offering price of the IPO and from the Effective Date through the date of the pricing of such IPO, (b) has an aggregate offering size in excess of US$250 million, and (c) takes place on the Main Board of the Stock Exchange of Hong Kong Limited, the New York Stock Exchange, the NASDAQ Global Market or such other internationally recognized stock exchange approved in writing by GDSH and the Board.

“Redeeming Shareholders” has the meaning provided in Section 5.03(b).

“Redemption Date” means, with respect to each Redemption Share, the date on which the Company makes payment in full in immediately available cash of the Redemption Price for such Redemption Share to the Redeeming Shareholder.

“Redemption Notice” has the meaning provided in Section 5.03(b).

“Redemption Price” has the meaning provided in Section 5.03(a).

“Redemption Shares” has the meaning provided in Section 5.03(b).

“Registration Rights” has the meaning provided in Section 5.05.

“Registration Rights Agreement” has the meaning provided in Section 5.05.

“Related Party” means any Affiliate, officer or director of any Group Company, any holder of any Company Security or equity security of any Subsidiary, and any Affiliate or Associate of any of the foregoing.

“Replacement Director” has the meaning provided in Section 2.05(a).

“Representatives” means, with respect to any Person, (a) its Affiliates and the directors, officers, employees, limited or general partners, shareholders, financial advisors, auditors, accountants, consultants and legal counsel of such Person and its Affiliates and (b) current or bona fide prospective investors or financing sources of such Person and its Affiliates, provided that, such investors or financing sources are not Competitors.

“Review Period” has the meaning provided in Section 6.11(b).

“Sale” has the meaning provided in Section 4.01(a).

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, restricted party lists and other restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including by the Department of the Treasury’s Office of Foreign Assets Control), (b) the European Union and enforced by its member states (including under Council Regulation (EC) No. 194/2008), (c) the United Nations, (d) His Majesty’s Treasury, or (e) other similar governmental bodies with regulatory authority over the Company from time to time.

“Seller” has the meaning provided in Section 4.01(a).

“Series A CoC Redemption Date” means, with respect to each Series A CoC Redemption Share, the date on which the Company makes payment in full in immediately available cash of the Series A CoC Redemption Price for such Series A CoC Redemption Share to the Series A CoC Redemption Party.

“Series A CoC Redemption Notice” has the meaning provided in Section 5.06(c).

“Series A CoC Redemption Party” has the meaning provided in Section 5.06(c).

“Series A CoC Redemption Price” has the meaning provided in Section 5.06(a).

“Series A CoC Redemption Rights” has the meaning provided in Section 5.06(a).

“Series A CoC Redemption Shares” has the meaning provided in Section 5.06(c).

“Series A CoC Transaction” has the meaning provided in Section 5.06(a).

“Series A CoC Transaction Notice” has the meaning provided in Section 5.06(b).

“Series A Conversion Price” means the conversion price applicable to the Series A Preferred Shares when such Shares are convertible into Ordinary Shares in accordance with the Articles, which price shall initially be the Series A Subscription Price and be subject to the anti-dilution adjustment as set forth in the Articles.

“Series A Liquidation Preference” means the right of the Series A Preferred Shareholders, in the event of a Liquidation Event and in accordance with the Articles, to receive in priority to any holders of Ordinary Shares a preference amount equal to the higher of (a) such amount that will enable each Series A Preferred Share to generate an IRR for the holder of such Series A Preferred Share of at least ten percent (10%); and (b) the amount which would have been payable to each such holder had their respective Series A Preferred Shares been converted to Ordinary Shares immediately prior to the Liquidation Event.

“Series A Majority” means the Persons holding a majority of the Series A Preferred Shares.

“Series A Preferred Shareholders” means, at any time, any Person (other than the Company) who is a holder of any Series A Preferred Shares.

“Series A Preferred Shares” means the Series A preferred shares of the Company with a par value of US$0.00005 each.

“Series A Subscription Price” means US$10 per share, which reflects a pre-money equity valuation of the Company of US$750 million.

“Series A Supermajority” means the Persons holding seventy-five percent (75%) or more of the Series A Preferred Shares.

“Services Agreement” means that certain services agreement (in substantially the form appended to the Subscription Agreement), entered into by and between GDSH and the Company, effective as of the Effective Date, and including any amendment or restatement thereof from time to time.

“Shareholder” means, at any time, any Person (other than the Company) who shall then be a party to or bound by this Deed, so long as such Person shall hold any Shares.

“Shareholder Director” has the meaning provided in Section 2.01(a).

“Shareholder Observer” has the meaning provided in Section 2.02.

“Shareholder Reserved Matter” has the meaning provided in Section 2.08(b).

“Shares” means, the shares in the capital of the Company from time to time, including the Ordinary Shares and the Series A Preferred Shares.

“Southeast Asia” means Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Singapore, Thailand, the Philippines, and Vietnam.

“Special Committee” has the meaning provided in Section 5.02(b).

“Strategic Review” has the meaning provided in Section 5.02(a).

“Strategic Review Request” has the meaning provided in Section 5.02(a).

“STT” means STT GDC Pte. Ltd., a private limited company incorporated under the laws of Singapore, or any other direct or indirect wholly-owned Subsidiary of Singapore Technologies Telemedia Pte. Ltd. to which STT GDC Pte. Ltd. has transferred all of its beneficial ownership in the issued share capital of GDSH.

“Subject Shares” has the meaning provided in Section 4.03(a).

“Subscription Agreement” has the meaning provided in the preamble of this Deed.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, trust or other entity or organization, whether incorporated or unincorporated, which is Controlled by such Person.

“Tagging Shareholder” has the meaning provided in Section 4.04(c).

“Tag-Along Notice” has the meaning provided in Section 4.04(a).

“Tag-Along Notice Period” has the meaning provided in Section 4.04(c).

“Tag-Along Offer” has the meaning provided in Section 4.04(a).

“Tag-Along Portion” means, with respect to each Tagging Shareholder, such Tagging Shareholder’s Aggregate Ownership Percentage (disregarding the proviso in the definition thereof) of the Company Securities proposed to be Transferred by the Tag-Along Seller.

“Tag-Along Response Notice” has the meaning provided in Section 4.04(c).

“Tag-Along Right” has the meaning provided in Section 4.04(c).

“Tag-Along Right Holder” has the meaning provided in Section 4.04(a).

“Tag-Along Sale” has the meaning provided in Section 4.04(a).

“Tag-Along Seller” has the meaning provided in Section 4.04(a).

“Tax” or “Taxes” means (a) any national, state, provincial, regional, municipal, local, foreign or other taxes, charges, fees, levies, duties or other assessments imposed by any Tax Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever and (b) all interest, penalties (administrative, civil or criminal) or additional amounts imposed by any Tax Authority in connection with any item described in sub-clause (a) above.

“Tax Authority” means any Governmental Authority responsible for the imposition, collection or administration of any Tax.

“Third Party” means a bona fide prospective purchaser of Shares other than an Affiliate of the transferor of such Shares.

“Transaction Documents” means this Deed, the Subscription Agreement, the Articles and the GDSH Services Agreements.

“Transaction Information” has the meaning provided in Section 6.02(a).

“Transfer” has the meaning provided in Section 3.01(a).

“Transfer Notice” has the meaning provided in Section 4.01(a).

“Transfer Notice Period” has the meaning provided in Section 4.01(b).

“Transfer Period” has the meaning provided in Section 4.01(f).

“US$” means the U.S. dollars, the lawful currency of the U.S.

“U.S.” means the United States of America.

“U.S. GAAP” means generally accepted accounting principles in the U.S.

“30-Day ADTV” means, as at a date of determination, the daily average of the sum of Daily Trading Value for thirty (30) consecutive trading days ending one (1) trading day prior to the date of determination.

“30-Day VWAP” means, as at a date of determination, the volume weighted average price of the relevant securities trading on a stock exchange on which such securities are then listed or quoted for trading for the thirty (30) consecutive trading days ending one (1) trading day prior to the date of determination, as reported by Bloomberg L.P. and without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

Section 1.02      Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Deed shall refer to this Deed as a whole and not to any particular provision of this Deed. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Deed unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Deed as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Deed. Any singular term in this Deed shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Deed, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, restated, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any law include all rules and regulations promulgated thereunder and as amended, modified or supplemented from time to time. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to any Person include the successors and permitted assigns of that Person. The terms “GDSH”, “Investor”, “Initial Investors” and “Additional Investors” shall each also mean, if any such Person(s) shall have directly transferred any of its Company Securities to any of its Affiliates, such Person(s) and its Affiliates, taken together, and any right, obligation or action that may be exercised or taken at the election of such Person(s) may be taken at the election of such Person(s) and its Affiliates. The term “as-converted” means that the relevant calculation of the number of Ordinary Shares is to be made assuming that all classes of Shares convertible into Ordinary Shares, including the Series A Preferred Shares, that are issued and outstanding as of the time of calculation shall be deemed to have been converted into Ordinary Shares; and the term “fully-diluted” means that the relevant calculation of the number of Ordinary Shares is to be made assuming that all outstanding options, warrants and other Company Securities capable of being converted into, or exercised or exchanged for, Ordinary Shares (whether or not by their terms then convertible, exercisable or exchangeable), including the Company Securities which have been reserved for issuance pursuant to the Employee Plans, have in each case been so converted, exercised or exchanged, as applicable. Whenever this Deed refers to a number of days, such number shall refer to calendar days unless specified otherwise, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any Applicable Law). If any action is to be taken or given on or by a particular day, and such day is not a Business Day, then such action may be deferred until the next Business Day.

Section 1.03      Unpaid Shares. For the purposes of this Deed, the Company Securities held by any Investor shall include all Series A Preferred Shares registered in its name in the register of members of the Company, whether paid or unpaid, and such Investor shall be entitled to all rights, and shall accordingly be subject to all obligations, under this Deed and the Articles as attached to such Series A Preferred Shares to the extent permitted under the Applicable Law; provided that, notwithstanding anything to the contrary set forth in Article III or Article IV, such Investor shall not Transfer, redeem or repurchase (or cause to be redeemed or repurchased), or be entitled to any dividends or distributions made, in respect of any unpaid Shares, unless and until such Shares are fully paid and annotated as such in the register of members of the Company.

Article II

CORPORATE GOVERNANCE

Section 2.01      Board Designation Rights.

(a)            Each Shareholder shall be entitled to nominate and appoint one (1) director to the Board for every seven point five percent (7.5%) of its Aggregate Ownership Percentage (each such director, a “Shareholder Director” and, collectively, the “Shareholder Directors”), and shall be entitled to remove any Shareholder Director nominated and appointed by it pursuant to this Section 2.01(a).

(b)            Notwithstanding Section 2.01(a), for so long as William Wei Huang (the “GDSH Founder”) holds one percent (1%) or more of the share capital of the Company (calculated on a fully-diluted basis), the GDSH Founder shall be entitled to nominate, appoint and remove one (1) director to or from the Board (the “GDSH Founder Director”). Notwithstanding any provisions to the contrary in this Deed, the parties hereto acknowledge and agree that the GDSH Founder’s right to nominate, appoint and remove the GDSH Founder Director pursuant to this Section 2.01(b) shall survive the consummation of any IPO.

(c)            Notwithstanding any provisions to the contrary in this Deed, if the Board reasonably determines in its sole discretion that a Shareholder Director has or is reasonably likely to have a conflict of interest with any Group Company or any business conducted by any Group Company (the “Conflicted Shareholder Director”), the Board may, and each Major Shareholder shall (if requested by the Board) cause its respective Shareholder Director(s) to, (i) suspend or terminate the appointment of the Conflicted Shareholder Director, (ii) exclude the Conflicted Shareholder Director from relevant Board Meetings, or (iii) withhold competitively sensitive information from the Conflicted Shareholder Director; provided that nothing in this Section 2.01(c) shall impair the right of the Shareholder who appointed such Conflicted Shareholder Director to appoint another individual to replace such Conflicted Shareholder Director and serve as a replacement Shareholder Director pursuant to Section 2.01(a) or Section 2.01(b), as applicable.

(d)            Each Shareholder agrees that, if at any time it is then entitled to vote for the election of directors to the Board, it shall vote all of its voting Company Securities or execute proxies or written consents, as the case may be, and take all other necessary actions (including causing the Company to call a special meeting of shareholders) in order to ensure that the directors nominated and appointed under this Section 2.01 be elected to the Board and that the composition of the Board is as set forth in this Section 2.01.

Section 2.02     Board Observer Rights. If a Shareholder is not entitled to nominate or appoint any director to the Board in accordance with Section 2.01, then for so long as such Shareholder’s Aggregate Ownership Percentage exceeds three percent (3%), such Shareholder shall be entitled to nominate and appoint one (1) observer to the Board (the “Shareholder Observer”), who shall be invited to attend all Board Meetings in a non-voting capacity and shall receive all materials disseminated to the members of the Board for purposes of such Board Meetings, and to remove the Shareholder Observer nominated and appointed by it pursuant to this Section 2.02; provided that, if the Shareholder Observer has or is likely to have, as may be reasonably determined by the Board in its sole discretion, a conflict of interest with any Group Company or any business conducted by any Group Company, the Board may, at its sole discretion (and each Major Shareholder shall in such case cause its respective Shareholder Director(s) to), suspend or terminate the appointment of the Shareholder Observer or exclude the Shareholder Observer from the relevant meetings or disclosure of competitively sensitive information. Each appointment, removal or replacement made pursuant to this Section 2.02 shall be made by the relevant Shareholder by notice in writing to the Company, and subject to Applicable Law, shall take effect immediately on the date stated in such written notice (being a date on or after the date of such written notice).

Section 2.03      Board Committees. The Board may establish any committees from time to time to oversee any of the affairs of the Company, including the committee set forth in Schedule 3.

Section 2.04      Removal. Each Shareholder agrees that, if at any time it is then entitled to vote for the removal of directors from the Board, it shall not vote any of its voting Company Securities or execute proxies or written consents, as the case may be, in favor of the removal of any director who shall have been nominated and appointed pursuant to Section 2.01 or Section 2.05, unless such removal shall be for Cause or the Shareholder(s) entitled to nominate and appoint such director pursuant to Section 2.01 or Section 2.05 shall have consented to such removal in writing; provided that, if the Shareholder(s) entitled to nominate and appoint any director pursuant to Section 2.01 or Section 2.05 shall request in writing the removal, with or without Cause, of such director, each Shareholder shall vote all of its voting Company Securities or execute proxies or written consents, as the case may be, and take all other necessary actions (including causing the Company to call a special meeting of shareholders) in order to effect such removal.

Section 2.05      Vacancies. If, as a result of death, disability, retirement, resignation, removal (with or without Cause) or otherwise, there shall exist or occur any vacancy on the Board:

(a)            the Shareholder(s) entitled under Section 2.01 to nominate and appoint such director whose death, disability, retirement, resignation or removal resulted in such vacancy, subject to the provisions of Section 2.01, shall have the exclusive right to nominate and appoint another individual (the “Replacement Director”) to fill such vacancy and serve as a director on the Board; and

(b)            without prejudice to Section 2.01, each Shareholder agrees that if it is then entitled to vote for the election of directors to the Board, it shall vote all of its voting Company Securities, or execute proxies or written consents, as the case may be, and take all other necessary actions (including causing the Company to call a special meeting of shareholders) in order to ensure that the Replacement Director be elected to the Board.

Section 2.06      Meetings.

(a)            Meetings of the Board (“Board Meetings”) shall take place at least [once every quarter]. A Board Meeting may be convened by any director on not less than seven (7) Business Days’ notice, which shall specify the date, time and place of such Board Meeting and be accompanied by an agenda of the businesses to be transacted and copies of all papers relevant for such Board Meetings and given to the Company and each director. Board Meetings may be held on a shorter notice with the written consent of all of the directors, or waived by any director who does not receive timely notice with the written consent of that director or by his presence at such Board Meetings. The Company shall at all times facilitate the participation of the directors by videoconference, teleconference or other remote communication device if such director(s) are not physically present at any Board Meeting. As consideration for their agreement to serve as directors of the Board, the Company shall reimburse each director of the Board for its reasonable, documented out-of-pocket fees, costs, expenses and disbursements (including reasonable and documented travel and lodging expenses) in connection with attending Board Meetings.

(b)            A quorum of the Board Meeting shall consist of a majority of the directors then appointed, including at least one (1) director appointed by each of the Major Shareholders; provided that, if a quorum is not present within one (1) hour after the time appointed for a Board Meeting, such meeting shall be adjourned to such date, time and place as the Board may determine on not less than four (4) Business Days’ notice, and if at such adjourned meeting a quorum is not present within one (1) hour from the time appointed for such meeting, then the directors present at such meeting will constitute a quorum.

Section 2.07      Action by the Board. Subject to the Board Reserved Matters under Section 2.08(a) and Section 2.08(c), all actions of the Board shall require the affirmative vote of at least a majority of the directors present at a duly convened Board Meeting, at which a quorum is present, or the written consent of all of the directors. Each director may exercise one (1) vote; provided that, in the event less than all of the GDSH Directors are present at a Board Meeting, the GDSH Director(s) attending such meeting shall be entitled to exercise (in the aggregate) such number of votes that is equal to the total number of GDSH Directors that GDSH is entitled to nominate and appoint at such time.

Section 2.08      Reserved Matters.

(a)            Notwithstanding anything to the contrary herein but subject to Section 2.08(c), the Company shall not, and shall cause each of its Subsidiaries not to, take, permit, approve, authorize, or agree or commit to any action with respect to any of the following matters (each, a “Board Reserved Matter”), whether in a single transaction or a series of related transactions and whether directly or indirectly, without the prior written approval of a majority of the Board, which shall include (A) at least one of the GDSH Directors, and (B) each of the then duly appointed Investor Directors:

(i)            any approval of, entry into, or any adjustment or modification to or waiver of the terms of, or any dispute (including any proceedings or settlement in respect thereof) relating to, any transaction or series of related transactions involving any Group Company, on the one hand, and any Related Party (which, for the avoidance of doubt, shall include GDSH and any Affiliate or Associate of GDSH), on the other hand, other than any transaction or series of related transactions, or any of the foregoing actions in respect thereof, which (x) during the period when the applicable GDSH Services Agreements remain in effect, is expressly contemplated pursuant to the terms of the GDSH Services Agreements and involves any payment by the Group Companies of no more than US$15 million in any consecutive twelve (12)-month period (when aggregated with all other payments by the Group Companies that fall under this Section 2.08(a)(i)(x) during such twelve (12)-month period), or (y) following the termination of the GDSH Services Agreements, is conducted in the ordinary course of business on arm’s-length basis and involves payment by the Group Companies of no more than US$1 million in any consecutive twelve (12)-month period (when aggregated with all other payments by the Group Companies that fall under this Section 2.08(a)(i)(y) during such twelve (12)-month period);

(ii)           any investment in, or purchase or other acquisition of, any individual project or other assets or investments, or any sale, transfer or other disposal of any individual project or other assets or investments of the Group, in each case, in an amount in excess of US$200 million;

(iii)          any alteration in the size or composition of the board of directors of any Group Company, or any committee thereof, except as otherwise permitted under the Transaction Documents; or

(iv)          adoption of, or any amendment to, any Employee Plans, other than the adoption of the Management Equity Grant in accordance with Section 6.08.

(b)            Notwithstanding anything to the contrary herein, the Company shall not, and shall cause each of its Subsidiaries not to, take, permit, approve, authorize, or agree or commit to any action with respect to any of the following matters (each, a “Shareholder Reserved Matter”), whether in a single transaction or a series of related transactions and whether directly or indirectly, without the prior written approval of each of the Major Shareholders, in addition to any other approval required under the Articles:

(i)            amendment of or modification to or waiver under the Articles, other than any amendment, modification or waiver (excluding any amendment or modification for issuance of additional Series A Preferred Shares, which shall require the approval of the then existing Series A Supermajority) that (x) would not disproportionately and adversely affect the rights, preferences or privileges of any Major Shareholder compared to other similarly situated Shareholders in any material respect, (y) is made solely for administrative purposes or is made solely to align the Articles with the provisions of this Deed pursuant to Section 2.09, or (z) is required to comply with Applicable Law;

(ii)           except as otherwise permitted under this Deed (including for the avoidance of doubt any transactions contemplated under Section 5.01, Section 5.02 or Section 5.06), merger, recapitalization, amalgamation, spin-off, consolidation or similar transaction which would be considered a Control Transaction and would imply an equity valuation of the Company that will result in (x) an IRR to the holder of each Series A Preferred Share being less than ten percent (10%), and (y) the amount (after deduction of transaction expenses incurred and Taxes paid by the Company in connection with such Control Transaction) paid to the holder of each Series A Preferred Share representing a premium of less than seventy-five percent (75%) of the Series A Subscription Price, in each case, as appropriately adjusted for any distribution, share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares;

(iii)          change of name of any Group Company; provided that, the use of “GDS” and “GDS International” by any Group Company shall be pursuant to and in accordance with the terms of the relevant GDSH Services Agreements;

(iv)          commencement of or consent to (x) any voluntary liquidation, whether solvent or insolvent, or (y) any proceeding seeking (A) to adjudicate it as bankrupt or insolvent, (B) liquidation, winding up, dissolution, reorganization, or other arrangement under Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or (C) the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property;

(v)           sale, transfer or other disposal of all or substantially all of the undertaking, goodwill or assets of the Group which would imply an equity valuation of the Company of less than its fair market value, except as otherwise permitted under this Deed (including for the avoidance of doubt any applicable transactions contemplated under Section 5.01, Section 5.02 or Section 5.06);

(vi)          borrowing or lending of any money or securing or providing guarantee for any indebtedness that is, in each case, (x) not in the ordinary course of business of the Group Companies and (y) not expressly contemplated pursuant to the terms of the GDSH Services Agreements;

(vii)        making of any distribution of profits of the Company by way of interim or final dividend, capitalization of reserves or otherwise, except for distribution in connection with a transaction contemplated under Section 5.01, Section 5.02 or Section 5.06;

(viii)       appointment of any independent director to the Board other than pursuant to Section 2.01 or Section 2.05, as the case may be; or

(ix)          any Public Listing, other than a QIPO consummated following the first (1st) anniversary of the Effective Date.

(c)            Notwithstanding anything to the contrary herein, following consultation with the senior members of the management of the Company (the “GDSI Management”) in good faith, a majority of the Board (excluding GDSH Directors), shall have the right to cause the Company or any of its Subsidiaries to enforce any of its rights and seek remedies under or in accordance with the terms of any agreements or transactions between GDSH or any Affiliate or Associate of GDSH, as applicable, on the one hand, and any Group Company, on the other hand, against GDSH or such Affiliate or Associate of GDSH, as applicable; for the avoidance of doubt, GDSH Directors shall abstain from voting on the aforementioned matters.

Section 2.09      Memorandum and Articles of Association. Each Shareholder agrees to vote all of its voting Company Securities or execute proxies or written consents, as the case may be, and to take all other necessary actions to ensure that the Articles do not at any time conflict with any provision of this Deed. The Articles shall provide for the indemnification of the liability of, and advancement of expenses for, each director on the Board for acts on behalf of the Company to the maximum extent permitted by Applicable Law and public policy.

Section 2.10     Conflict Determination. If the Board is required to determine whether a Person has or is reasonably likely to have a conflict of interest with any Group Company or any business conducted by any Group Company under Section 2.01(c), Section 2.02, Section 6.06(a), and Schedule 3 (the “Potential Conflicted Person”), such determination shall be made by the Board acting by majority of the directors who are not appointed by the Shareholder(s) appointing the Potential Conflicted Person(s).

Section 2.11     Appointment or Removal of Executives. From the Effective Date through the fifth (5th) anniversary thereof, for so long as the GDSH Founder remains a director of the Company, any appointment or removal of, or any material amendment to the terms of employment of, the chief executive officer, the chief financial officer, the chief operating officer, or any other equivalent officer of the Company shall, in each case, require the prior written consent of (a) the GDSH Founder if he was then a GDSH Director or (b) the GDSH Founder Director; provided that (x) the foregoing shall cease to apply upon the occurrence of Cause in respect of the GDSH Founder (as determined by a court of competent jurisdiction in a final and non-appealable judgment), and (y) the GDSH Founder and the GDSH Founder Director may not assign or delegate their rights, interests, remedies, obligations, and liabilities under this Section 2.11 to any Person. Notwithstanding any provisions to the contrary in this Deed, the parties hereto acknowledge and agree that this Section 2.11 shall survive the consummation of any Public Listing or IPO, subject to good faith consultation by the GDSH Founder with the Public Listing or IPO underwriters and compliance with Applicable Law.

Article III

RESTRICTIONS ON TRANSFER

Section 3.01      General Restrictions on Transfer.

(a)            From the Effective Date until the third (3rd) anniversary of the Effective Date (the “Lock-Up Period”), each Shareholder hereby agrees that it shall not, directly or indirectly, through one or a series of transactions, sell, assign, transfer, pledge, hypothecate, mortgage, encumber, grant a security interest in or otherwise dispose of any economic, voting or other interest, title or right (“Transfer”, and the terms “Transferred” and “Transferring” have the meaning correlative to the foregoing) in any of its Company Securities at any time, other than any Transfers of Company Securities that are in accordance with Section 3.02; provided, that the Lock-Up Period restrictions applicable to the Investors shall cease to apply if the Company or GDSH breaches any of their respective obligations in Section 2.08 or Section 6.03 and, to the extent such breach is curable, fails to cure any such breach within twenty (20) Business Days following the delivery by any Investor of a written notice to the Company or GDSH, as applicable setting forth the details of such breach. Following the Lock-Up Period, any Transfer of Companies Securities by any Shareholder shall comply with the appliable provisions of this Article III and Article IV, and the Company shall be entitled to take any action to invalidate any Transfer of Company Securities that is in breach of such provisions.

(b)            For so long as GDSH is a Major Shareholder, no Series A Preferred Shareholder shall Transfer, directly or indirectly, any Company Securities to any Competitor without GDSH’s prior written approval; provided that this Section 3.01(b) shall not apply to any Transfers of Company Securities contemplated by Section 5.01, Section 5.02 or Section 5.06.

(c)            Each Shareholder agrees to enter into a customary lock-up agreement with the underwriters and be bound by such lock-up restrictions for at least six (6) months in connection with and following the consummation of an IPO (the “IPO Lock-Up”).

(d)            Any attempt to Transfer any Company Securities in violation of this Deed shall be null and void, and the Company shall not, and shall instruct the Company’s registered office not to, give any effect to such attempted Transfer in the register of members of the Company.

Section 3.02      Permitted Transfers.

(a)            Notwithstanding anything to the contrary herein, any Shareholder may at any time Transfer any or all of its Company Securities to one or more of its Affiliates without the consent of the Board or any other Shareholder and without compliance with Section 3.01 or Section 4.01; provided that (x) in respect of any such Transfer by such Shareholder, the relevant transferee shall have executed a Deed of Adherence and be bound by the terms of this Deed in the capacity as designated in the Deed of Adherence, (y) such Transferring Shareholder, irrespective of whether it holds any Shares following such Transfer, remains bound by and subject to Section 6.02, Section 6.03, Section 6.04 and Section 6.05; provided further, that any Transferring Shareholder (i) shall not be relieved from any breaches committed by it under this Deed prior to such Transfer, and (ii) shall, together with its Affiliates that beneficially own any Company Securities, be jointly and severally liable in respect of such transferee’s obligations under this Deed if, prior to such Transfer, such Transferring Shareholder or any of its Affiliates, in the aggregate, have Transferred their Company Securities to three (3) or more Affiliates.

(b)            Subject to Section 4.01, GDSH shall be permitted to, in one or more transactions, Transfer at any time and from time to time, in the aggregate and on a cumulative basis, up to twenty percent (20%) of the Company Securities held by GDSH as of the Effective Date, irrespective of any applicable Lock-Up Period (other than any applicable IPO Lock-Up); provided that GDSH shall notify the Investors in writing prior to the consummation of any such Transfer(s).

(c)            Each Shareholder agrees that any Transfer of the Company Securities shall be conducted (i) in compliance with the terms and conditions of, and restrictions contained in, this Deed and the Articles, and (ii) in compliance with Applicable Law.

(d)            Subject to Section 3.03, any Transfer by a limited partner of limited partnership interests in any investment fund that directly or indirectly holds any equity interest in any Investor in accordance with the partnership agreement (or other governing or constitutional document) of such investment fund shall not be deemed to be a “Transfer” hereunder and shall not be subject to the Transfer restrictions set forth in this Article III.

Section 3.03      Anti-avoidance. Other than in compliance with the provisions of this Deed, no party hereto may employ any device or technique or participate in any transaction designed to, directly or indirectly, circumvent the Transfer restrictions and requirements set forth in this Deed, including through Transfers of interests in direct or indirect holding entities. Each party hereto shall procure that all of its Affiliates comply with this Article III.

Article IV

RIGHT OF FIRST OFFER; PREEMPTIVE RIGHTS; TAG-ALONG

Section 4.01      Right of First Offer.

(a)            Subject to Article III and Section 4.01(g), (i) for so long as GDSH is a Major Shareholder, if any other Shareholder desires to Transfer any Company Securities to any Person that is not an Affiliate of such Shareholder (other than any Transfer of Company Securities contemplated by Section 5.01, Section 5.02 or Section 5.06), or (ii) if GDSH desires to Transfer any Company Securities pursuant to Section 3.02(b) (other than any Transfer of Company Securities contemplated by Section 5.01, Section 5.02 or Section 5.06) (any such Transfer described in the foregoing sub-clauses (i) and (ii), a “Sale”), such Shareholder or GDSH, as the case may be (a “Seller”), shall give written notice (a “Transfer Notice”) to, in the case of sub-clause (i), GDSH or, in the case of sub-clause (ii), each Investor (each Shareholder entitled to a Transfer Notice, a “Non-Selling Shareholder”) that the Seller desires to consummate a Sale (together with a copy thereof to the Company). The Transfer Notice shall set forth the class and number of Company Securities proposed to be Transferred (the “Offered Securities”).

(b)            For [ten (10)] Business Days from the date of receipt of the Transfer Notice (the “Transfer Notice Period”), each Non-Selling Shareholder shall have the right, but not the obligation, to make a binding offer (an “Offer”) to the Seller to purchase all, but not less than all, of the Offered Securities by delivering written notice of such Offer, including the proposed aggregate purchase price with respect to such Offered Securities (the “Offer Price”) and all other material terms and conditions thereof (an “Offer Notice”) to the Seller and the Company prior to the expiration of the Transfer Notice Period. The giving of an Offer Notice to the Seller by a Non-Selling Shareholder shall constitute an offer by such Non-Selling Shareholder to purchase the Offered Securities from the Seller at the Offer Price and on the other terms set forth in the Offer Notice. The Seller shall have a period of time specified in an Offer Notice (which shall be no less than [fifteen (15)] calendar days but no more than [thirty (30)] calendar days following receipt of the Offer Notice) (the “Offer Period”) in which to accept the Offer specified in such Offer Notice by giving a notice of acceptance (the “Acceptance Notice”) to the Non-Selling Shareholder(s) making such Offer(s) (together with a copy thereof to the Company) prior to the expiration of such Offer Period.

(c)            In the case of a Sale by GDSH, if more than one Non-Selling Shareholders delivered an Offer Notice and the Seller elects to accept an Offer, GDSH shall accept the Offer with the most favorable terms (as to GDSH) set forth in the Offer Notice (as reasonably determined by GDSH taking into account of the Offer Price and all other material terms and conditions thereof) and shall, within the Offer Period, give an Acceptance Notice to the Non-Selling Shareholder that delivered the Offer Notice with such most favorable terms.

(d)            If any Non-Selling Shareholder fails to deliver an Offer Notice to the Seller within the Transfer Notice Period, such Non-Selling Shareholder shall be deemed to have waived its right to deliver an Offer under this Section 4.01 with respect to such Sale. If a Seller fails to give an Acceptance Notice to a Non-Selling Shareholder and the Company prior to the expiration of the relevant Offer Period, it shall be deemed to have declined and rejected the Offer made by such Non-Selling Shareholder.

(e)            If a Seller elects to accept an Offer, the Non-Selling Shareholder making such Offer shall purchase and, by wire transfer of immediately available funds to an account designated by the Seller, pay for the Offered Securities that such Non-Selling Shareholder is purchasing within fifteen (15) Business Days after the date of the Acceptance Notice or otherwise in accordance with the duration set out in the Offer Notice (which shall be no more than [thirty (30)] Business Days after the date of the Acceptance Notice); provided that, if the Sale of such Offered Securities is subject to any prior regulatory approval, the time period during which such Sale may be consummated shall be extended until the expiration of fifteen (15) Business Days after all such approvals shall have been received, but in no event shall such period be more than ninety (90) calendar days following the date of the Acceptance Notice.

(f)            After the expiration of the Transfer Notice Period, upon delivery of a notice of rejection (or deemed rejection) of each Offer actually made, during a one hundred twenty (120) calendar day period from the last rejection or acceptance (the “Transfer Period”), a Seller shall have the right to effect a Transfer of all of the Offered Securities, on substantially the same or more favorable (as to the Seller) terms and conditions as were set forth in the Offer Notices that were rejected or deemed rejected at a price higher than the highest Offer Price among the Offers; provided that (i) any transferee that is not already a party to this Deed shall have agreed in writing to be bound by the terms of this Deed and shall have entered into a Deed of Adherence (if applicable), and (ii) such Transfer is not in violation of Applicable Law; provided further, that (x) if any such Transfer is subject to prior regulatory approvals, the Transfer Period shall be extended until the expiration of ten (10) Business Days after all such approvals shall have been received, but in no event shall the Transfer Period be extended for more than an additional [ninety (90)] calendar days, and (y) if Section 4.01(e) applies and the relevant Non-Selling Shareholder fails to obtain any required prior regulatory approval for the purchase of the Offered Securities within the period specified under Section 4.01(e), the Offer made by such Non-Selling Shareholder shall be deemed rejected and the Seller shall be entitled to effect a Transfer of all of the Offered Securities according to the terms of this Section 4.01(f), and the Transfer Period shall be extended for an additional thirty (30) days from the date of the deemed rejection of such Offer. If the Seller does not consummate the Transfer of the Offered Securities in accordance with the foregoing time and other limitations, then the right of the Seller to effect a Transfer of such Offered Securities pursuant to this Section 4.01(f) shall terminate and the Seller shall again comply with the procedures set forth in this Section 4.01 with respect to any proposed Transfer of Company Securities to any Person that is not an Affiliate of such Seller.

(g)            The provisions of this Section 4.01 shall not apply to any proposed Transfer of Company Securities in any IPO.

(h)            The provisions of this Section 4.01 shall terminate upon the consummation of an IPO.

Section 4.02      Right of First Notice.

(a)            Following the expiration of the Lock-Up Period, if GDSH desires to, directly or indirectly, Transfer any of its Company Securities to any Person that is not an Affiliate of GDSH, GDSH shall deliver written notice, setting out the number and class of Company Securities subject to such Transfer and the identity of the transferee, to each of the Investors as soon as reasonably practicable following the execution of the definitive agreements for such Transfer and in any event prior to the consummation of such Transfer; provided that the provisions of this Section 4.02 shall not apply to any Transfers in any IPO.

(b)            The provisions of this Section 4.02 shall terminate upon the consummation of an IPO.

Section 4.03      Preemptive Rights.

(a)            Subject to Section 4.03(e), the Company shall give written notice (an “Issuance Notice”) of any proposed issuance by the Company of any Company Securities (the “Subject Shares”) to each Shareholder (a “Preemptive Rights Holder”) at least twenty (20) Business Days prior to the proposed issuance date. The Issuance Notice shall specify the number and type of Company Securities to be issued, the price per share at which such Subject Shares are to be issued and any other material terms of the issuance. Subject to Section 4.03(e), each Preemptive Rights Holder shall be entitled to purchase up to a percentage of such Subject Shares equal to such Preemptive Rights Holder’s Aggregate Ownership Percentage (determined immediately before giving effect to the issuance), at the price and on the terms specified in the Issuance Notice.

(b)            Each Preemptive Rights Holder may elect to purchase any or all of its Aggregate Ownership Percentage of the Subject Shares specified in the Issuance Notice by delivering written notice to the Company (each, an “Exercise Notice”) of its election to purchase such Subject Shares within fifteen (15) Business Days following receipt of the Issuance Notice, specifying the number (or amount) of Subject Shares to be purchased by such Preemptive Rights Holder and shall constitute exercise by such Preemptive Rights Holder of its rights under this Section 4.03 and a binding agreement of such Preemptive Rights Holder to purchase, at the price and on the terms specified in the Issuance Notice, the number (or amount) of Subject Shares specified in the Exercise Notice. If, at the expiration of such fifteen (15) Business Day period, any Preemptive Rights Holder has not delivered an Exercise Notice to the Company, such Preemptive Rights Holder shall be deemed to have waived all of its rights under this Section 4.03 to purchase its Aggregate Ownership Percentage of such Subject Shares. For the avoidance of doubt, each Preemptive Rights Holder that fully exercises its preemptive rights with respect to any issuance of Subject Shares will not have any oversubscription right with respect to any Subject Shares that are not subscribed by other Preemptive Rights Holders.

(c)            The Company shall have ninety (90) days from the date of the Issuance Notice (the “Issuance Period”) to consummate the proposed issuance of any or all of such Subject Shares that the Preemptive Rights Holders have not elected to purchase at the same or higher price and upon terms that are not in the aggregate less favorable to the Company than those specified in the Issuance Notice; provided that, if such issuance is subject to regulatory approval, the Issuance Period shall be extended until the expiration of five (5) Business Days after all such approvals have been received, but in no event later than one hundred twenty (120) days from the date of the Issuance Notice; provided further, that such Person to which the Company shall issue such Subject Shares shall have executed and delivered a Deed of Adherence to the Company. If the Company proposes to issue any such Subject Shares after the Issuance Period (as may be extended for obtaining regulatory approval) or on a different price or on other terms that are in the aggregate less favorable to the Company, it shall again comply with the procedures set forth in this Section 4.03.

(d)            In connection with the consummation of the issuance of such Subject Shares, the Company shall deliver to each Preemptive Rights Holder a copy of its register of members updated to reflect such issuance, against payment by such Preemptive Rights Holder of the purchase price for such Subject Shares in accordance with the terms and conditions as specified in the Issuance Notice.

(e)            Notwithstanding the foregoing, no Preemptive Rights Holder shall be entitled to purchase Subject Shares as contemplated by this Section 4.03 in connection with issuances of Subject Shares (i) to management, employees or consultants of the Group Companies pursuant to any equity incentive plan established for the benefit of such Persons (the “Employee Plans”) that has been duly approved in accordance with this Deed and the Articles, including upon the exercise of employee share options granted pursuant to the Management Equity Grant or any other Employee Plans, (ii) in connection with any share dividend, share split or subdivision, reverse share split or consolidation, reclassification or similar changes in the capital structure of the Company that is effected on a pro rata basis with respect to all outstanding Shares and is duly approved in accordance with this Deed and the Articles, (iii) in connection with any direct or indirect merger, acquisition or similar transaction (including the terms of the proposed issuance in connection therewith) that has been duly approved in accordance with Section 2.08(a)(ii) including by each Investor Director or in accordance with Section 2.08(b)(ii) by each Major Shareholder, as applicable, and the Articles, (iv) in connection with any IPO that is duly approved in accordance with this Deed and the Articles, (v) pursuant to the Subscription Agreement, (vi) upon the conversion, exchange or exercise of any equity or debt securities issued by the Company in compliance with this Deed and the Articles, or (vii) to any third party lenders as “equity kickers” in connection with a loan transaction pursuant to any agreement or arrangement (including the terms of the proposed issuance) that has been duly approved by each Major Shareholder in accordance with Section 2.08(b)(vi) and the Articles.

(f)            The Company shall not be obligated to consummate any proposed issuance of Subject Shares, nor be liable to any Preemptive Rights Holder if the Company has not consummated any proposed issuance of Subject Shares pursuant to this Section 4.03 for whatever reason, regardless of whether it shall have delivered an Issuance Notice or received any Exercise Notices in respect of such proposed issuance.

Section 4.04      Change of Control Tag-Along Right.

(a)            Subject to Section 3.01 and Section 3.02, if any Shareholder(s) (the “Tag-Along Seller”) propose to Transfer, in a single transaction or a series of related transactions, Company Securities that would result in a GDSI Change of Control (but not a Transfer that constitutes a GDSH Change of Control), including through Transfers of interests in direct or indirect holding entities for the purpose of circumventing the Transfer restrictions and requirements set forth in this Section 4.04 (a “Tag-Along Sale”), the Tag-Along Seller shall provide each other Shareholder (the “Tag-Along Right Holder”) written notice of the terms and conditions of such proposed Transfer (the “Tag-Along Notice”) and offer each Tag-Along Right Holder the opportunity to participate in such Transfer in accordance with this Section 4.04 (the “Tag-Along Offer”); provided that, if a Tag-Along Sale comprises only of a Transfer of Company Securities by GDSH during the Lock-Up Period in compliance with Section 3.02(b), other Shareholders shall not have a Tag-Along Right under this Section 4.04.

(b)            The Tag-Along Notice shall identify the number and class of Company Securities proposed to be sold by the Tag-Along Seller, the consideration for which the Transfer is proposed to be made (as determined on an Ordinary Share Equivalents basis), and all other material terms and conditions of the Tag-Along Offer, including the form of the proposed agreement, if any.

(c)            Each Tag-Along Right Holder shall have the right (a “Tag-Along Right”), exercisable by written notice (a “Tag-Along Response Notice”) given to the Tag-Along Seller within fifteen (15) Business Days after its receipt of the Tag-Along Notice (the “Tag-Along Notice Period”), to request that the Tag-Along Seller include in the proposed Transfer up to a number of Company Securities (as determined on an Ordinary Share Equivalents basis) representing such Tag-Along Right Holder’s Tag-Along Portion (each such exercising Tag-Along Right Holder, a “Tagging Shareholder”); provided that, each Tagging Shareholder shall be entitled to include in the Tag-Along Sale no more than its Tag-Along Portion of Company Securities (as determined on an Ordinary Share Equivalents basis) and the Tag-Along Seller shall be entitled to include the number of Company Securities (as determined on an Ordinary Share Equivalents basis) proposed to be Transferred by the Tag-Along Seller as set forth in the Tag-Along Notice (reduced, to the extent necessary, so that each Tagging Shareholder shall be able to include its Tag-Along Portion). Each Tag-Along Response Notice shall include wire transfer or other instructions for payment of any consideration for the Company Securities being Transferred in such Tag-Along Sale.

(d)            The Tag-Along Sale shall be completed within one hundred and twenty (120) days after delivery of such Tag-Along Notice (which one hundred and twenty (120) day-period shall be extended if the Tag-Along Sale is subject to regulatory approval until the expiration of five (5) Business Days after all such approvals have been received, but in no event later than one hundred and eighty (180) days following delivery of the Tag-Along Notice by the Tag-Along Seller).

(e)            Simultaneously with the consummation of the Tag-Along Sale, the Tag-Along Seller shall, or cause the buyer in the Tag-Along Sale to, (i) notify the Tagging Shareholders thereof, (ii) remit to the Tagging Shareholders the total consideration for the Company Securities of the Tagging Shareholders Transferred pursuant thereto, with the cash portion of the purchase price paid by wire transfer of immediately available funds in accordance with the wire transfer instructions in the applicable Tag-Along Response Notices and (iii) furnish such other evidence of the completion and the date of completion of such Transfer and the terms thereof as may be reasonably requested by the Tagging Shareholders. The Tag-Along Seller shall, or cause the buyer in the Tag-Along Sale to, promptly remit to the Tagging Shareholders any additional consideration payable upon the release of any escrows, holdbacks or adjustments in purchase price.

(f)            If any Tag-Along Right Holder declines to exercise its Tag-Along Right or any Tagging Shareholder elects to exercise its Tag-Along Right with respect to less than such Tagging Shareholder’s Tag-Along Portion, the Tag-Along Seller shall be entitled to Transfer, pursuant to the Tag-Along Offer, a number of Company Securities held by it equal to the number of Company Securities (as determined on an Ordinary Share Equivalents basis) constituting, as the case may be, the Tag-Along Portion of such Tag-Along Right Holder or the portion of such Tagging Shareholder’s Tag-Along Portion with respect to which Tag-Along Right was not exercised.

Article V

EXIT RIGHT; REDEMPTION; IPO

Section 5.01      Liquidity Options.

(a)            If no IPO has been completed on or prior to the fifth (5th) anniversary of the Effective Date, at any time thereafter, the Major Shareholders shall discuss in good faith, and use commercially reasonable efforts to cooperate with each other, to identify appropriate and viable liquidity options, including a sale of all of their Company Securities or a sale of all or substantially all of the material assets of the Group (a “Liquidity Transaction”) at such price and on such terms as are acceptable to the Major Shareholders.

(b)            If no IPO has been completed on or prior to the sixth (6th) anniversary of the Effective Date, at any time thereafter, either (i) the Series A Majority or (ii) the holders of a majority of the Ordinary Shares may by written notice request the Company to, and the Company shall, within [thirty (30) Business Days] following the receipt of such notice, conduct a Liquidity Transaction Process, pursuant to which the Company shall accept the highest obtainable Liquidity Transaction Offer Price, and all Shareholders shall take all reasonably necessary actions, and provide all reasonably necessary assistance to the Company, to consummate the Liquidity Transaction at such offer price.

(c)            All costs, fees and expenses reasonably incurred in conducting the Liquidity Transaction Process shall be borne by the Company and be deducted from the proceeds payable or distributable to the Shareholders in connection with the Liquidity Transaction.

(d)            Notwithstanding anything in this Deed to the contrary, for so long as the Aggregate Ownership Percentage of GDSH is no less than thirty percent (30%), none of the other Shareholders shall enter into or commit or agree to enter into any transaction, or series of transactions, that would result in a Control Transaction without the prior written consent of GDSH except for a transaction that has complied with Section 5.01(a) or Section 5.01(b).

Section 5.02      Strategic Review.

(a)            If an IPO has been consummated on or prior to the sixth (6th) anniversary of the Effective Date and any Series A Preferred Shares remain outstanding following the sixth (6th) anniversary of the Effective Date, the Series A Majority shall be entitled to require the Board to engage financial and other necessary advisors to conduct a strategic review (the “Strategic Review”) on the business and operations of the Company by submitting a written request to the Board (the “Strategic Review Request”). All costs, fees and expenses incurred in connection with the Strategic Review shall be borne by the Company.

(b)            Within thirty (30) Business Days after the Board has received the Strategic Review Request from the Series A Majority pursuant to Section 5.02(a), the Board shall form a special committee of independent directors (the “Special Committee”) and retain legal, financial, and other necessary advisors to facilitate the Strategic Review. The Special Committee shall consider all reasonable alternatives and make a recommendation to the Board that is in the best interests of Shareholders and enables the Board to fully discharge its fiduciary duties. The Company and all Shareholders shall use commercially reasonable efforts to facilitate any implementation of the recommendations of the Special Committee that are approved by the Board following the Strategic Review.

Section 5.03      Company Redemption Rights.

(a)            If an IPO has been consummated on or prior to the sixth (6th) anniversary of the Effective Date and any Series A Preferred Shares remain outstanding following the sixth (6th) anniversary of the Effective Date, the Company shall have the right at its election (but not the obligation) from time to time to redeem all or any of the then outstanding Series A Preferred Shares on a pro rata basis in accordance with the relative Aggregate Ownership Percentage among the holders of such Series A Preferred Shares in cash at a redemption price (the “Redemption Price”) that will generate an IRR of at least ten percent (10%) for the holder of each Series A Preferred Share (the “Company Redemption Rights”).

(b)            If the Company elects to exercise the Company Redemption Rights pursuant to Section 5.03(a), the Company shall give written notice of redemption (the “Redemption Notice”) to all Series A Preferred Shareholders (the “Redeeming Shareholders”) setting out the number of Series A Preferred Shares to be redeemed (the “Redemption Shares”) and the Redemption Price (including the calculation thereof) at least twenty-five (25) Business Days prior to the Redemption Date designated therein. A Redemption Notice delivered by the Company may not be later revoked or withdrawn by the Company. If any Redeeming Shareholders delivers, at least five (5) Business Days prior to the Redemption Date, a written notice to the Company to convert any or all of its Series A Preferred Shares into Ordinary Shares, such holder shall be entitled to receive the Ordinary Shares issued upon conversion of such Series A Preferred Shares (by way of the repurchase by the Company of such Series A Preferred Shares in consideration for the issuance of such Ordinary Shares or otherwise in accordance with the Articles), and for the avoidance of doubt, neither such Ordinary Shares nor such Series A Preferred Shares shall be subject to any Company Redemption Rights.

(c)            The Redemption Notice shall contain instructions for the Redeeming Shareholders to deliver to the Company’s share register or transfer agent, as applicable, the share certificates for the Redemption Shares (if any, or if such certificates have been lost or destroyed, to give an indemnity in favor of the Company in relation to such lost or destroyed certificates) and to provide payment details to the Company. Upon such delivery of the share certificates for the Redemption Shares, the Company shall pay or cause to be paid directly or via a transfer agent to each Redeeming Shareholder that has complied with the instructions set forth in such Redemption Notice such Redeeming Shareholder’s Redemption Price in cash by wire transfer to its designated bank account on or prior to the Redemption Date as designated in the notice, and shall procure that the register of members is updated to reflect such redemption of such Redemption Shares.

(d)            With respect to any Redemption Shares which have been specified to be redeemed by the Company pursuant to the Company Redemption Rights in accordance with the provisions of this Section 5.03, and for which the Company has irrevocably paid the Redemption Price to the applicable Redeeming Shareholders: (i) dividends shall cease to accrue on such Redemption Shares, (ii) such Redemption Shares shall no longer be deemed outstanding, and (iii) all rights with respect to such Redemption Shares shall cease and terminate.

Section 5.04      Public Listing and QIPO.

(a)            For so long as GDSH is a Major Shareholder, GDSH shall have the right to demand the Company to use its reasonable efforts to consummate a QIPO following the first (1st) anniversary of the Effective Date.

(b)            Any Major Shareholder shall have the right to demand the Company to use its reasonable efforts to consummate a QIPO following the third (3rd) anniversary of the Effective Date.

(c)            Without prejudice to the Investor’s rights under this Deed and the Articles, each Investor agrees to use reasonable best efforts to cooperate with the Company and GDSH and to take all such actions within its power as are reasonably necessary and reasonably requested by the Company or GDSH to effect an IPO that has been approved in accordance with this Deed and the Articles, including:

(i)            providing reasonable assistance to the Company in connection with its appointment of appropriate advisers;

(ii)           to the extent such Investor is a selling shareholder in the IPO, providing customary warranties and indemnities to the purchaser or underwriters (as applicable) in relation to the IPO if required by the purchaser or underwriters in respect of all selling shareholders, provided that, such Investor shall only be required to provide a limited, liability-capped indemnity in respect of information relating to itself as provided by it and included in the offering document;

(iii)          providing reasonable and customary assistance to the Company’s advisers in connection with the IPO to the extent considered by such advisors to be necessary;

(iv)          providing reasonable assistance for approving (or procuring the passing of) any necessary board or shareholders’ resolutions (including to increase the maximum number of Shares authorized to be issued by the Company and issue any new Company Securities) and providing reasonable assistance for executing customary documents, in each case, as may be reasonably necessary to implement or facilitate the implementation of the IPO (including any agreements to effect or implement any restructuring of the Company in preparation for or in connection with an IPO and an underwriting (or ancillary) agreement);

(v)           agreeing to exchange or convert any Company Securities it holds into securities in the Newco, in the same proportion as the proportion exchanged or converted by the other Shareholders; provided that, such exchange and conversion shall have no adverse impact on the Investor including tax consequences and that following such exchange or conversion:

(A)            the parties hereto shall enter into a shareholders’ agreement relating to Newco containing the same provisions as this Deed and Newco shall adopt constitutional documents containing the same provisions as the Articles (except that references to “Company” shall be to “Newco”, “Shares” or “Company Securities” shall be to securities in the Newco and “Shareholders” shall be to shareholders of Newco), which shall provide the Newco securities received in exchange for the Company Securities with the same rights, benefits and privileges as attached to such Company Securities; and

(B)            if no shareholders’ agreement relating to Newco has been entered into, this Deed shall be interpreted as if it is a shareholders’ agreement relating to Newco and the Articles shall be interpreted as if they are the constitutional documents of Newco, with all references being interpreted in the same manner, provided that such arrangement shall be enforceable under Applicable Law.

(d)            Subject to the underwriter(s)’ reasonable opinion and taking into account then relevant market conditions, following an IPO, the Company agrees to use commercially reasonable efforts to cooperate with the Investors and to take all commercially reasonable actions within its power as is reasonably requested by the Investors in connection with customary marketing activities to promote the Shares in a marketed secondary sale of the Shares.

(e)            The Series A Preferred Shares shall automatically convert into Ordinary Shares in accordance with the Articles concurrently with the completion of the IPO if the offer price for each Ordinary Share in the IPO represents a premium of seventy five percent (75%) or more of the Series A Conversion Price (as appropriately adjusted for any distribution, share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares) (the “Automatic Conversion Price”). Following the later of the completion of a Public Listing and the expiration of the IPO Lock-Up (if any), the Series A Preferred Shares shall automatically convert into Ordinary Shares in accordance with the Articles if the 30-Day VWAP and the 30-Day ADTV of the Ordinary Shares following the Public Listing (irrespective of whether any IPO shall have been consummated) is equal to or more than the Automatic Conversion Price and US$10 million respectively (for the avoidance of doubt, both conditions shall be satisfied); provided that, if there is an IPO in connection with or following the Public Listing, the calculation of the 30-Day VWAP and the 30-Day ADTV of the Ordinary Shares shall commence after the expiration of any applicable IPO Lock-Up.

(f)            Following the completion of an IPO, each Series A Preferred Share shall automatically convert into Ordinary Shares in accordance with the Articles upon any Transfer of such Series A Preferred Share by any Investor to any Third Party.

Section 5.05     Registration Rights. Each Investor shall be entitled to (a) customary demand registration rights if at such time such Investor’s Aggregate Ownership Percentage exceeds five percent (5%), and (b) short-form registration (on Form S-3/F-3) rights and piggyback registration rights, in the case of each of sub-clauses (a) and (b), that are commensurate with those rights set forth under that certain Investor Rights Agreement, dated as of June 26, 2020, among GDSH, Gaoling Fund, L.P., and YHG Investment, L.P. (collectively, the “Registration Rights”). The Company shall enter into a separate registration rights agreement (the “Registration Rights Agreement”) with the Investors providing for the Registration Rights. The Company and the Investors shall use reasonable efforts to enter into the Registration Rights Agreement in form and substance reasonably satisfactory to each Major Shareholder as soon as reasonably practicable following the Effective Date and in any event not later than the earlier of (i) [twenty (20)] Business Days after the Effective Date and (ii) the consummation of a subsequent round of equity financing by the Company.

Section 5.06      Series A Change of Control Redemption Rights

(a)            Upon the occurrence of either a GDSH Change of Control or a GDSI Change of Control (each, a “Series A CoC Transaction”), the holder of each Series A Preferred Share shall have the right (but not the obligation) at its election to require the Company to redeem, and the Company shall be obligated pursuant to this Section 5.06 to redeem, such Series A Preferred Share in cash at a price (the “Series A CoC Redemption Price”) that will generate an IRR of ten percent (10%) in respect of such Series A Preferred Share (the “Series A CoC Redemption Rights”); provided that, if a GDSI Change of Control transaction is also a Tag-Along Sale for which Tag-Along Right is available to holders of Series A Preferred Shares under Section 4.04, then any holder of Series A Preferred Shares that has exercised its Tag-Along Right and sold its Tag-Along Portion in such Tag-Along Sale shall not be entitled to exercise the Series A CoC Redemption Rights for the same transaction.

(b)            Promptly following and in any event no later than five (5) Business Days following the consummation of a Series A CoC Transaction, GDSH and the Company shall notify each holder of Series A Preferred Shares in writing (the “Series A CoC Transaction Notice”). The Series A CoC Transaction Notice shall identify the nature of the transaction or series of transactions that constitute the Series A CoC Transaction, including the consideration and all other material terms and conditions thereof (which, in case of a GDSI Change of Control for which a Tag-Along Notice has been delivered, shall include any material modifications, if any, to the information set forth in such Tag-Along Notice) and shall identify the Series A CoC Redemption Price and the Series A CoC Redemption Date, which shall be no earlier than ten (10) Business Days and no later than thirty (30) Business Days following the consummation of the Series A CoC Transaction.

(c)            If a holder of Series A Preferred Shares elects to exercise its Series A CoC Redemption Rights pursuant to Section 5.06(a) (a “Series A CoC Redemption Party”), such Series A CoC Redemption Party shall give written notice (the “Series A CoC Redemption Notice”) to the Company setting out the number of Series A Preferred Shares to be redeemed (the “Series A CoC Redemption Shares”) at the Series A CoC Redemption Price and its bank account details by no later than [ten (10)] Business Days following the date of the Series A CoC Transaction Notice.

(d)            On the Series A CoC Redemption Date, the Company shall pay, or cause to be paid, directly or via a transfer agent to each Series A CoC Redemption Party such Series A CoC Redemption Party’s Series A CoC Redemption Price in cash in immediately available funds by wire transfer to its designated bank account set forth in its Series A CoC Redemption Notice, and shall procure that the register of members is updated to reflect such redemption of such Series A CoC Redemption Shares.

(e)            With respect to any Series A CoC Redemption Shares which have been redeemed by the Company pursuant to the Series A CoC Redemption Rights in accordance with the provisions of this Section 5.06, and for which the Company has irrevocably paid the Series A CoC Redemption Price to the applicable Series A CoC Redemption Party(ies): (i) dividends shall cease to accrue on such Series A CoC Redemption Shares, (ii) such Series A CoC Redemption Shares shall no longer be outstanding, and (iii) all rights with respect to such Series A CoC Redemption Shares shall cease and terminate.

Article VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.01      Warranties and Undertakings.

(a)            Each party warrants to each other party as at the Effective Date or the date of the execution of a Deed of Adherence by such party pursuant to Section 7.08 (as applicable) the warranties and undertakings set out in Schedule 2, except that the warranty set out in paragraph 1(a) of Schedule 2 shall not be given by any party who is an individual.

(b)            Each party acknowledges that each other party has entered into this Deed on the basis of and in express reliance upon the warranties and undertakings contained in this Section 6.01. Each party undertakes to give notice in writing immediately to each other party of any matter or event coming to its attention that shows any of the warranties or undertakings given by it in this Deed has been breached.

Section 6.02      Confidentiality.

(a)            Each Shareholder agrees that Confidential Information furnished and to be furnished to it has been and may in the future be made available in connection with such Shareholder’s investment in the Company. Each Shareholder covenants with the Company that it shall use, and that it shall cause any Person to whom Confidential Information is disclosed pursuant to sub-clause (i) below to use, the Confidential Information only in connection with its investment in the Company and not for any other purpose. (A) Each Shareholder further covenants with the Company that it shall not disclose any Confidential Information to any Person and (B) the Company covenants with each Shareholder that it shall not disclose any information concerning the existence and provisions of any Transaction Documents, the negotiations relating to any Transaction Documents or the transactions contemplated hereby and thereby (the “Transaction Information”) to any Person, except that Confidential Information or Transaction Information (as the case may be) may be disclosed:

(i)            (A) to such party’s Representatives in the normal course of the performance of their duties on a need-to-know basis for the purposes of implementing the terms hereof or enforcing such disclosing party’s rights hereunder, (B) in the case of such Shareholder being an investment fund or is a Subsidiary thereof, to any limited partners of such investment fund for the sole purpose of ensuring compliance and in accordance with the relevant reporting obligations set forth in its partnership agreement (or similar governing or constitutional document) or (C) any bona fide proposed acquirer of the Shares (other than a Competitor) in accordance with Article III or Article IV or any proposed acquirer in a transaction contemplated by and in compliance with Article V, in the case of each of sub-clauses (A) through (C) above, as long as such Person has been advised of the confidential nature of such information and has agreed to keep such information confidential on substantially the same terms as provided herein (and any non-compliance by such Person with such confidentiality obligation shall be deemed a breach of this provision by such party);

(ii)            to the extent required by Applicable Law or any Governmental Authority to which such party is subject (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such party is subject); provided that such party agrees to give the other parties hereto prompt notice of such request(s), to the extent legally permissible and reasonably practicable, so that the other parties may seek, at their respective cost, an appropriate protective order or similar relief (and, to the extent legally permissible and reasonably practicable, such party shall cooperate with such efforts by the other parties, and shall in any event make only the minimum disclosure required by such Applicable Law or Governmental Authority and advise the relevant disclosee of the confidential nature of the disclosed information);

(iii)            to any sponsor or underwriter and any professional adviser of such sponsor or underwriter, and in the prospectus, announcements or other documents issued or released in connection with the application for listing and dealing in connection with a Public Listing or IPO;

(iv)            to the extent related to the Tax treatment and Tax structure of the transactions contemplated by this Deed (including all materials of any kind, such as opinions or other Tax analyses that the Company, its Affiliates or its Representatives have provided to the Shareholders relating to such Tax treatment and Tax structure); provided that the foregoing does not constitute an authorization to disclose the identity of any existing or future party to the transactions contemplated by this Deed or their Affiliates or Representatives, or, except to the extent relating to such Tax structure or Tax treatment, any specific pricing terms or commercial or financial information; or

(v)            if the prior written consent of the other parties hereto (in the case of the Company, the Board) shall have been obtained.

(b)            Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any claim by or against the Company or any Shareholder.

(c)            “Confidential Information” means the Transaction Information, any information concerning the Company or any Persons that are or become its Subsidiaries, and the financial condition, business, operations or prospects of the Company or any such Persons, in the possession of or furnished to any Shareholder (including by virtue of its present or former right to designate a director of the Company); provided that the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Shareholder or its Representatives in violation of this Deed, (ii) was available to such Shareholder on a non-confidential basis prior to its disclosure to such Shareholder or its Representatives by the Company, or (iii) becomes available to such Shareholder on a non-confidential basis from a source other than the Company, which source is (at the time of receipt of the relevant information) not, to the best of such Shareholder’s knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another Person.

(d)            Each Shareholder hereby acknowledges that the Confidential Information furnished by or on behalf of the Company or GDSH may contain material non-public information (“MNPI”). Each Shareholder confirms that (a) such Shareholder and each of its Representatives is aware that applicable securities laws of Hong Kong and the U.S. prohibit any Person who is in possession of MNPI of a company from purchasing or selling securities of such company or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such other Person may purchase or sell such securities; and (b) such Shareholder will, and such Shareholder will direct each of its Representatives to, take any action reasonably necessary or appropriate to comply with and prevent any violation of applicable securities laws while in possession of any MNPI regarding the Company or GDSH.

Section 6.03      Non-Compete.

(a)            For so long as GDSH is a Major Shareholder or any GDSH Services Agreement remains in full force and effect, (i) GDSH shall not, without the prior written consent of the Series A Majority, directly or indirectly, invest in any Person engaged in, or otherwise engage in, the Business outside of the PRC, except through (x) the Group Companies or (y) such Persons as set forth in Schedule 4 in relation to the activities expressly described therein; and (ii) the Company shall not, without the prior written consent of GDSH and the Series A Majority, directly or indirectly, invest in any Person engaged in, or otherwise engage in, the Business in the PRC.

(b)            Each Information Right Investor represents and warrants that it has not, as of the Effective Date and during the Investor Non-Compete Period, directly or indirectly, invested in or collaborated with or conducted any business with any Competitor, except as disclosed to the Company on or prior to the date of the Subscription Agreement (any such investments, collaboration or conduct of business, a “Competitor Investment”). Each Information Right Investor further undertakes that it will for every [five (5)]-month period following the Effective Date until the expiration of the Investor Non-Compete Period, if requested in writing by the Company, certify in writing to the Company its compliance with this Section 6.03, including any material change to the facts and circumstances concerning any existing Competitor Investments, or the relevant details of any new Competitor Investments as reasonably determined by such Information Right Investor. For the avoidance of doubt, this Section 6.03 shall not prevent any Information Right Investor from, directly or indirectly, owning or holding an interest or making further investment in the platforms that have been set up or formed prior to the date hereof with a mandate or purpose to invest in, carry on or engage in any business or undertaking that competes with the Business operated by the Group, in each case, as disclosed in writing to, and acknowledged by, the Company on or prior to the date of the Subscription Agreement (such platforms being, the “Disclosed Platforms”), provided that, such Information Right Investor’s further equity investment in each of the Disclosed Platforms for data centers shall not exceed their respective equity commitment amounts as disclosed to the Company on or prior to the date of the Subscription Agreement.

(c)            Without the prior written consent of GDSH (for so long as GDSH is a Major Shareholder) and the Company, during the Investor Non-Compete Period, each of the Information Right Investors shall not, directly or indirectly, (i) invest in or collaborate with or conduct any business with any Competitor (including by increasing its capital commitment or investment in any Competitor Investment or to otherwise alter such investment in a manner that is reasonably likely to be adverse to the Business operated by any Group Company or any Group Company’s competitive position), or (ii) persuade, solicit or encourage any employee of any Group Company to leave such Group Company’s employ, which, for the avoidance of doubt, shall not include employment resulting from such employee’s response to a general advertisement or solicitation not specifically targeting or intending to target such employee.

(d)            Each Investor hereby undertakes that it will put in place sufficient and effective internal safeguards to ensure commercially or competitively sensitive information of the Group Companies will not be disclosed to any Competitor or in any manner that is reasonably likely to be adverse to the Business operated by any Group Company or any Group Company’s competitive position.

(e)            Each party hereto acknowledges that it has been given an opportunity and sufficient time to review this Section 6.03 with its legal and other advisers, and agrees that the restrictions contained herein including the scope (geographic or otherwise) and duration thereof are reasonable and necessary in light of and in order to safeguard the operation and growth of the Business operated by the Group as a going concern.

Section 6.04      Use of Name.

(a)            Without GDSH’s prior written consent, each other party hereto shall not, and shall procure its Representatives not to, use, publish, reproduce, or refer to the names and trademarks of GDSH or its Affiliates (excluding the Group Companies), or any other similar name, trademark or logo[, including [●],] in any discussion, documents or materials, including for marketing, advertising, publicity or other purposes, except by the Group Companies to the extent expressly contemplated under and in accordance with the relevant GDSH Services Agreements.

(b)            Without the Company’s prior written consent, each other party hereto shall not, and shall procure its Representatives not to, use, publish, reproduce, or refer to the names and trademarks of any Group Company, or any other similar name, trademark or logo in any discussion, documents or materials, including for marketing, advertising, publicity or other purposes.

(c)            Without an Investor’s prior written consent, each other party hereto shall not, and shall procure its Representatives not to, use, publish, reproduce, or refer to the names, trademarks or logos of such Investor or its Affiliates, or any variation, adaptation or abbreviation thereof in any discussion, documents or materials, including for marketing, advertising, publicity or other purposes.

(d)            Each party hereto acknowledges that no licenses or rights under any patent, copyright, trademark, trade name, trade secret, or other intellectual property are granted to any other party hereto, or are implied by reason of this Deed. Each party hereto shall not (and shall procure that its Representatives shall not) use, publish, reproduce, or refer to the names set forth on Schedule 6 or any similar name, trademark or logo, in any documents, discussions or materials for marketing or any other purposes.

Section 6.05      Public Announcements. Unless required by Applicable Law, and then only after providing prompt written notice to the other parties hereto of its intention to disclose to the extent legally permissible and reasonably practicable, no party hereto shall issue any press release or make any public statement relating to (i) this Deed, any other Transaction Documents or any other agreements referred to herein, or (ii) the transactions contemplated hereby and thereby, in each case, without the other parties’ written approval (which approval shall not be unreasonably conditioned, delayed or withheld); provided that (a) a Shareholder may issue any such press release or make any such public statement for purposes of communicating to its shareholders, investors or limited partners, or otherwise, in the ordinary course of its business or to the extent the information is already in the public domain not as a result of violation by such Shareholder of this Section 6.05; and (b) GDSH shall have the right to disclose publicly the information and documentation described above in sub-clauses (i) and (ii), other than information related to the Disclosed Platforms (including the identity and equity investment in each of the Disclosed Platforms) and other than information that would require consent under Section 6.04 unless such consent has been obtained, in the form of or in connection with, any investor presentations or earnings calls on a regular basis.

Section 6.06      Information and Access.

(a)            The Company shall provide to each Information Right Investor:

(i)            within ninety (90) calendar days after the end of each fiscal year, the audited consolidated annual financial statements of the Group, in each case prepared in accordance with U.S. GAAP;

(ii)           within thirty (30) calendar days after the end of each fiscal quarter, the quarterly unaudited consolidated [financial statements] of the Group for such fiscal quarter, in each case prepared in accordance with U.S. GAAP; and

(iii)          as soon as reasonably practicable and in any event within [forty-five (45)] calendar days following the end of each fiscal quarter, the quarterly operating and financial metrics of the Group for such fiscal quarter;

provided that, if any Information Right Investor or any of its Affiliates is or becomes an investor in a Competitor, the Board shall, and each Major Shareholder shall cause its respective Shareholder Director(s) to, exercise their respective reasonable discretion to suspend or terminate the information rights of the applicable Information Right Investor under this Section 6.06, except to the extent that such Information Right Investor is able to demonstrate with documentary evidence to the reasonable satisfaction of the Board that it has put in place sufficient and effective internal safeguards to ensure commercially or competitively sensitive information of the Group will not be disclosed to any Competitor or in any manner that is reasonably likely to be adverse to any business operated by, or the competitive position of, the Group.

(b)            Subject to the Board’s discretion to suspend or terminate such rights as described in Section 6.06(a), the Company shall provide to any Information Right Investor reasonable access to the books and records of each Group Company and to the directors and advisors of such Group Company for discussions regarding the business and operations of such Group Company, in each case at such reasonable times during normal business hours and at such Information Right Investor’s own expense, as reasonably requested by such Information Right Investor; provided that (x) such Information Right Investor shall notify the relevant Group Company in writing at least three (3) Business Days prior to such access or discussion; and (y) such access or discussion shall not unreasonably interfere with such Group Company’s business or operations.

(c)            Notwithstanding anything to the contrary in the foregoing, the Company shall not be required to disclose or provide access to any Information Right Investor the Group’s trade secrets (or other similar sensitive information as the relevant Group Company may reasonably determine) or any other privileged information.

(d)            For so long as GDSH is a Major Shareholder, GDSH shall be granted additional information and access rights in order to enable GDSH to satisfy its reporting, disclosure and other applicable legal and regulatory obligations under Applicable Law, including those under Hong Kong and U.S. securities laws and the listing rules of any venue in which GDSH is publicly traded. For the avoidance of doubt, any information provided under this Section 6.06 that constitutes Confidential Information shall remain subject to, and any Shareholder provided with such Confidential Information shall comply with, the terms of Section 6.02.

Section 6.07      Conflicting Agreements. The Company and each Shareholder represents and agrees that it shall not (a) grant any proxy or enter into or agree to be bound by any voting trust or agreement with respect to the Company Securities, except (x) as expressly contemplated by this Deed, or (y) as otherwise agreed to by each party hereto, (b) enter into any agreement or arrangement of any kind with any Person with respect to any Company Securities inconsistent with the provisions of this Deed or for the purpose or with the effect of denying or reducing the rights of any other Shareholder under this Deed, including agreements or arrangements with respect to the Transfer or voting of its Company Securities, or (c) act, for any reason, individually or as a member of a group or in concert with any other Person (provided that a presumption by operation of law that the Company or Shareholder has acted as a member of a group or in concert with any other Person shall not be determinative as to whether the Company or such Shareholder has breached this sub-clause (c)) in connection with the Transfer or voting of its Company Securities, in each case if doing so would be inconsistent with the provisions of this Deed.

Section 6.08      Employee Plans.

(a)            The allocation of the options granted pursuant to the Management Equity Grant shall be proposed by the GDSH Founder and the recipients of these options, terms of grant, and vesting conditions of the Management Equity Grant shall be approved by the Board.

(b)            Notwithstanding anything to the contrary set forth in Section 6.08(a), no Shares shall be issued pursuant to the Management Equity Grant or the ESOP unless the Person receiving such Shares shall have executed a Deed of Adherence in the form of Exhibit B attached hereto and become a party to this Deed.

Section 6.09      Compliance with Applicable Law. The Company shall, and the Company shall cause the other Group Companies to, conduct the Business in compliance with all Applicable Law in all material respects, and to apply for, obtain and maintain all consents, permits, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings from, by or with any and all Governmental Authorities that are material to the business as then conducted by the Group, and as required by Applicable Law. The Company further covenants and agrees that it shall, and shall cause each of the other Group Companies to, maintain systems of internal controls, policies or procedures reasonably required to ensure compliance with all Applicable Law in all material respects, including Anti-Corruption Law, Anti-Money Laundering Law, and Sanctions law.

Section 6.10      Access to Tax Information; US Tax Reporting.

(a)            [The Company shall and shall procure that each Group Company shall, allow access to the books and records of the Company and each Group Company (including but not limited to Tax returns) and to the Company and Group Companies’ Tax advisers, at such reasonable times during normal business hours and solely at the Major Shareholder’s expense, but only to the extent necessary for the Major Shareholder to comply with its or its Affiliates’ Tax reporting, compliance and payment obligations.

(b)            Without limiting the foregoing, at the Major Shareholder’s sole expense, the Company shall and shall procure each Group Company shall make reasonable commercial efforts to provide such information reasonably requested to enable the Group Companies to (for purposes of this Section 6.10(b), “Major Shareholder” shall mean any Shareholder whose Aggregate Ownership Percentage exceeds one percent (1%)):

(i)            assist each of the Major Shareholder (at its request) in determining annually whether any of the Group Companies is:

(A)           a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (a “PFIC”); and/or

(B)            a “controlled foreign corporation” (as defined in Section 957 of the Code) (“CFC”);

(ii)            provide to each of the Major Shareholders (at its request) by March 15 of each year (the “Relevant Year”) sufficient information necessary (including, if the annual consolidated financial statements of the Company in respect of the immediately preceding Financial Year is not, or will not be, available by March 15 of the Relevant Year, the first three quarterly consolidated financial statements of the Company of such immediately preceding Financial Year by March 15 of the Relevant Year, with the annual consolidated financial statements of the Company to be provided as soon as practicable thereafter) for it to enable it to comply with its reporting or payment requirements in respect of any such PFIC or CFC, or otherwise to enable it to comply with US tax reporting or payment requirements, including:

(A)           where a Group Company is or is reasonably likely to be a PFIC, PFIC Annual Information Statements as described in Treasury Regulation Section 1.1295-1(g)(1) so as to be sufficient to enable each of the Major Shareholders (or its direct or indirect investors) to timely make and maintain at all times a qualified electing fund election in accordance with Section 1295 of the Code with respect to any Group Company, or, at the election of each of the Major Shareholders, information necessary to make a mark-to-market election with respect to any Group Company in accordance with Section 1296 of the Code; and/or

(B)            where a Group Company is a CFC, information necessary to complete Internal Revenue Service Form 5471 (Information Return of US Persons With Respect To Certain Foreign Corporations) and Form 8992 (US Shareholder Calculation of Global Intangible Low-Taxed Income (GILTI)).

(c)            The Company shall, and the parties to this letter agreement shall ensure each Group Company shall, procure that:

(i)            the Company shall at all times be treated as a corporation for US federal income tax purposes and shall not file any election, or take any action, to be treated as other than a corporation for US federal income tax purposes without the consent of each of the Major Shareholders;

(ii)           no entity classification elections for US federal income tax purposes shall be made for any Group Company without the consent of each of the Major Shareholders (acting in good faith); and

(iii)          if any of the [Major Shareholders] reasonably requests, the requested Group Company shall, at the cost of such Major Shareholder, file an entity classification election on IRS Form 8832 to be treated as a disregarded entity, partnership or corporation for US federal income tax purposes (provided that such filing would not have any material bearing or an adverse effect, as determined by the sole discretion of the Company, on the tax treatment, legal status or otherwise on the Company or the applicable Group Company).]

Section 6.11      GDSH Services Agreements.

(a)            To the extent any Major Shareholder is not reasonably satisfied that the terms of the Services Agreement, the IP License Agreement or the Corporate Guarantees Agreement (in each case, as in effect as of the Effective Date) are consistent with the Agreed Parameters (as defined in the Subscription Agreement), the Major Shareholders shall have the right, in consultation with the GDSI Management, to submit a written proposal (an “Amendment Proposal”) to the Company and GDSH setting forth in reasonable detail such terms and the proposed amendment or modification to such terms, together with any relevant supporting materials. The Amendment Proposal shall be submitted to each of the Company and GDSH no later than fifteen (15) Business Days after the Effective Date (the “Proposal Submission Deadline”).

(b)            Each of the Company and GDSH shall consider in good faith the Amendment Proposal delivered in accordance with Section 6.11(a) and the Company, GDSH, and the Major Shareholders shall discuss and cooperate in good faith to reach agreement on the matters set forth therein to reflect the Agreed Parameters by no later than fifteen (15) Business Days after the Proposal Submission Deadline (the “Review Period”). To the extent the Company, GDSH and the Major Shareholders come to agreement during the Review Period in respect of any matter set forth in the Amendment Proposal, each of the Company and GDSH shall take all necessary actions to amend the applicable GDSH Services Agreement to provide for such matter so agreed, with such amendment to take effect no later than ten (10) Business Days following the Review Period. To the extent the Company, GDSH and the Major Shareholders fail to come to agreement during the Review Period in respect of any matter set forth in the Amendment Proposal, GDSH shall, if requested by the Company in writing, cooperate with and assist the Company in good faith to implement any alternative arrangements in respect of such matter set forth in the Amendment Proposal as may be reasonably proposed by the Company.

Section 6.12      Further Assurances. To the extent that the exercise of any right or the performance of any obligation by any Shareholder under Section 5.03 and Section 5.04 shall be prohibited by Applicable Law, such Shareholder and the other parties hereto agree to cooperate in good faith in any reasonable and lawful alternative arrangements designed to provide such Shareholder or such other parties, as the case may be, the economic benefit from the exercise of such right or the performance of such obligation; provided that no party shall enter into any such arrangement that, in the reasonable judgment of the Company, would be materially adverse to the business of the Company.

Article VII

MISCELLANEOUS

Section 7.01      Binding Effect; Assignability; Benefit.

(a)            This Deed shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns.

(b)            Except as otherwise provided herein, neither this Deed nor any of the rights, interests, remedies, obligations or liabilities arising hereunder or by reason hereof may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, that each Shareholder may assign or delegate the corresponding portion of its rights, interests, remedies, obligations and liabilities hereunder to its Affiliates or in connection with any Transfer of any or all of its Company Securities in compliance with this Deed (including Section 7.08) and with written notice to the Company, without the consent of any other party hereto; provided further, that GDSH may not assign or delegate its rights, interests, remedies, obligations and liabilities under the definition of “QIPO” provided in Section 1.01, Section 3.01(b), Section 3.02(b), Section 4.01, Section 5.01(d), Section 5.04(a), Section 6.03(a), Section 6.03(c), Section 6.04, Section 6.05, Section 6.06(d) or Section 7.03(a) to any Person and GDSH Founder may not assign or delegate his rights, interests, remedies, obligations and liabilities under Section 2.01(b) to any Person.

(c)            Except as provided in Section 7.05, nothing in this Deed, expressed or implied, is intended to confer on any Person other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Deed, under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) or otherwise.

Section 7.02      Notices. All notices, requests and other communications to any party shall be in writing and shall be delivered in person, or by an international courier service, or sent by email transmission so long as receipt of such email is requested and received:

If to the Company to:

[PO BOX 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands]

Attention: [●]

Email: [●]

with a copy (which shall not constitute notice) to:

[●]

If to GDSH to:

[F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China]

Attention: [●]

Email: [●]

with a copy (which shall not constitute notice) to:

[●]

If to the Investors, to the address and contacts as set forth on Schedule 7.

All notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Any Person that becomes a Shareholder pursuant to Section 7.08 shall provide its mailing address and email address and fax number to the Company, which shall promptly provide such information to each other Shareholder.

Section 7.03      Waiver, Amendment, Termination.

(a)            Except as otherwise provided for in this Section 7.03, but subject to the Shareholder Reserved Matters, no provision of this Deed may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective, and no provision of this Deed may be amended or otherwise modified except by an instrument in writing executed by the Company and such Shareholders whose cumulative Aggregate Ownership Percentage exceeds fifty percent (50%), including GDSH (for so long as GDSH is a Major Shareholder) and the Series A Supermajority. Any party hereto may at any time irrevocably waive any or all of its rights under this Deed by delivering a waiver of such rights, which states that such waiver is irrevocable, in writing to each of the other parties hereto. Notwithstanding anything to the contrary in the foregoing, any amendment, waiver or modification of any provision of this Deed that would adversely affect the rights, obligations, powers or interests of any Shareholder in a manner that is disproportionate from the manner in which it affects such matters with respect to other Shareholders may be effected only with the written consent of the Shareholder so disproportionately affected.

(b)            This Deed shall terminate and be of no further force and effect: (i) with respect to any Shareholder, subject to Section 3.02(a), upon such Shareholder ceasing to beneficially own any Company Securities, and such Shareholder shall cease to be bound by the terms hereof; or (ii) upon the consummation of an IPO; provided that (A) the provisions of Section 2.01(b), Section 2.11, Section 3.01(c), Section 5.02, Section 5.03, Section 5.04(d), Section 5.04(e), Section 6.02, Section 6.04 and this Article VII shall survive any termination of this Deed pursuant to this Section 7.03(b)(ii); (B) the Series A Liquidation Preference in respect of any Series A Preferred Shares that remains outstanding following an IPO will survive until such Series A Preferred Shares are converted into Ordinary Shares in accordance with the terms of this Deed and the Articles; and (C) the Registration Rights shall survive any Public Listing; provided further, that any termination of this Deed with respect to any Shareholder or otherwise shall not relieve any Shareholder from any obligations or liabilities arising from a breach of its obligations hereunder occurring prior to such termination.

(c)            No party shall have any liability whatsoever for or in connection with any consequential or indirect damages in connection with this Deed or the transactions contemplated hereunder except to the extent reasonably foreseeable or awarded in a third party proceeding.

Section 7.04      Fees and Expenses. All costs and expenses incurred in connection with the preparation of this Deed, or any amendment hereto or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

Section 7.05      No Recourse. Notwithstanding anything that may be expressed or implied in this Deed, and notwithstanding the fact that certain of the parties may be corporations, partnerships or limited liability companies, each party hereto covenants, agrees and acknowledges that no recourse under this Deed shall be had against any former, current or future equity holders, general or limited partners, members, Controlling persons, directors, officers, employees, managers, agents or Affiliates of any other party hereto or any former, current or future equity holders, general or limited partners, members, Controlling persons, directors, officers, employees, managers, agents or Affiliates of any of the foregoing (excluding any party to this Deed, collectively “Non-Recourse Persons”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Person under this Deed for any claim based on, in respect of or by reason of such obligations or their creation.

Section 7.06      Governing Law. This Deed and all matters arising hereunder or in respect hereof shall be governed by, and construed in accordance with, the laws of Hong Kong, without regard to any principles of conflict of laws that would result in the application of any other laws.

Section 7.07      Jurisdiction. Any dispute, controversy, difference or claim arising out of or in connection with this Deed, including any question regarding its existence, validity, interpretation, performance, breach or termination and the parties’ rights and obligations hereunder, or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration (the “Arbitration”) in Hong Kong administered by the HKIAC in accordance with HKIAC Arbitration Rules under the time being in force when the notice of Arbitration is submitted in accordance with those rules (the “HKIAC Rules”). The tribunal shall be comprised of three (3) arbitrators appointed in accordance with the HKIAC Rules. The seat of the Arbitration shall be Hong Kong. The language of the Arbitration shall be English. Any award shall be final and binding upon the parties concerned. Judgment on the award may be entered and enforced by any court of competent jurisdiction. Each party may at any time request from any competent judicial authority any interim or conservatory measure. The parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing.

Section 7.08      Additional Parties.

(a)            Each of the parties hereto agrees that with respect to any Person that becomes a holder of any Share and is not already a party to this Deed whether as an original party or by having executed a Deed of Adherence, the Company is hereby authorized to enter into a Deed of Adherence with such Person, and such Person shall upon entering into the Deed of Adherence have the benefit of and be subject to the burden of all the provisions of this Deed as if it were a party to it in the capacity designated in the Deed of Adherence.

(b)            Without prejudice to Section 7.08(a), any Person who has acquired Shares in accordance with the Subscription Agreement may, by way of executing and delivering a Deed of Adherence, and thereby, without any further action by the Company or any Shareholder, become a party to and be deemed as a “Shareholder”, a “Series A Preferred Shareholder”, an “Investor” and a “party” under this Deed.

Section 7.09      Specific Enforcement. Each party hereto acknowledges that irreparable injury to the other parties hereto may occur in the event that any provision of this Deed was not performed by any party hereto in accordance with its specific terms or was otherwise breached, and the remedies at law of the other parties for a breach or threatened breach of this Deed would be inadequate and, in recognition of this fact, any party to this Deed, without posting any bond, and in addition to all other remedies that may be available at law or in equity, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 7.10      Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Deed shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver. Each Shareholder agrees that, to the extent that it is or becomes entitled to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of any government from any legal proceeding or arbitration relating to this Deed from the jurisdiction of any competent court, from service of process, from execution pursuant to a judgment or an arbitral award or from any other legal process in any jurisdiction, such Shareholder hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to matters arising with respect to this Deed or the subject matter hereof. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Deed or any waiver on the part of any other party of any provisions or conditions of this Deed, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Deed, or by law or otherwise afforded to any party hereto, shall be cumulative and not alternative.

Section 7.11      Counterparts; Effectiveness. This Deed may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF) or other transmission methods and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. This Deed shall become effective on the Effective Date.

Section 7.12      Severability. If any term, provision, covenant or restriction of this Deed is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Deed shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Deed so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Deed as a deed on the day and year first above written.

THE COMPANY:

SIGNED, SEALED and DELIVERED as a deed by DigitalLand Holdings Limited acting by [●], who is duly authorised to sign on its behalf
[Seal]
[Director/Authorised Signatory]

SIGNED, SEALED and DELIVERED as a deed by GDS Holdings Limited acting by [Name of Director/authorised signatory], who is duly authorised to sign on its behalf
[Seal]
[Director/Authorised Signatory]

INVESTORS:

SIGNED, SEALED and DELIVERED as a deed by [●] acting by [Name of Director/authorised signatory], who is duly authorised to sign on its behalf
[Seal]
[Director/Authorised Signatory]

SIGNED, SEALED and DELIVERED as a deed by [●] acting by [Name of Director/authorised signatory], who is duly authorised to sign on its behalf
[Seal]
[Director/Authorised Signatory]

SIGNED, SEALED and DELIVERED as a deed by [●] acting by [Name of Director/authorised signatory], who is duly authorised to sign on its behalf
[Seal]
[Director/Authorised Signatory]

Schedule 1
List of Initial Investors

1.	HGDC Holdings Limited

2.	HGDK Holdings Limited

3.	Luminous Knowledge Limited

4.	Toraken LLC

5.	Chausson International Limited

6.	Princeville Global Datacenter Development Investments

7.	Privatus Nominees Pty Ltd (ACN 649 376 527) as trustee for Princeville Global III ANZ Fund

8.	Pujiang International Investment Holding Limited

9.	Tekne Private Ventures XVI, LP

Schedule 2
601(A) Warranties And Undertaking

1.	It:

(a)	is duly incorporated and validly existing under the laws of its jurisdiction of incorporation; and

(b)	has the power and capacity to execute and deliver each of the Transaction Documents to which it is a party or will be party, and to perform its obligations under each of them and has taken all action necessary to authorize such execution and delivery and the performance of such obligations.

2.	Each of the Transaction Documents to which it is or will be a party will constitute, when executed, its legal, valid and binding obligations in accordance with its terms.

3.	The execution and delivery of each of the Transaction Documents to which it is a party or will be party and the performance of its obligations under each of them does not and will not conflict with or constitute a default under any provision of:

(a)	any agreement or instrument to which it is a party;

(b)	its memorandum and articles of association or other equivalent constitutional documents; or

(c)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction or obligation of any kind or character by which it is bound,

in the case of (a) and (c), where such breach or default (as the case may be) would or would be reasonably likely to have an adverse effect on its ability to perform its obligations under the Transaction Documents.

4.	All authorizations from, and notices or filings with, any Governmental Authority that are necessary to enable it to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorization have been complied with.

5.	No order has been made, petition presented, resolution passed or meeting convened for the purpose of considering a resolution for its winding-up, dissolution or liquidation, no administrator or receiver has been appointed for it nor steps taken to appoint an administrator or receiver, there are no proceedings under any applicable insolvency legislations concerning it, and there are no circumstances which, under any Applicable Law, would justify any such proceedings.

Schedule 3
Board Committees

(a)            Following the Effective Date and in no event later than three (3) months thereafter, the Board shall approve and adopt the terms of reference of the management committee (the “Management Committee”), and upon such approval and adoption by the Board, each Major Shareholder shall cause its respective Shareholder Director(s) to form and, for so long as the financial statements of the Company are reported on a consolidated basis in the financial statements of GDSH prepared in accordance with U.S. GAAP, maintain the Management Committee until the first (1st) anniversary of the formation of the Management Committee, following which time the Board (including the then duly appointed Investor Directors) shall determine whether the Management Committee shall be maintained on an annual basis.

(b)            The Management Committee shall consist of (i) certain senior officers or senior members of the management of GDSH to be appointed by the Chief Executive Officer of GDSH from time to time, including its Chief Financial Officer and General Counsel (the “GDSH Management”), (ii) the GDSI Management, and (iii) one (1) representative of each Major Shareholder (other than GDSH) to be designated in writing by the respective Major Shareholder from time to time (each of the Persons specified in the foregoing sub-clauses (i) through (iii), a “Management Committee Member”). Following the first (1st) anniversary of the formation of the Management Committee, the Board (including the then duly appointed Investor Directors) may from time to time in its sole discretion change the composition of the Management Committee.

(c)            Notwithstanding anything to the contrary herein, if the Board reasonably determines in its sole discretion that a Management Committee Member appointed by any Investor that is a Major Shareholder has or is reasonably likely to have a conflict of interest with any Group Company or any business conducted by any Group Company (the “Conflicted Management Committee Member”), the Board may, and each Major Shareholder shall (if requested by any member of the Board or the Management Committee) cause its respective Shareholder Director(s) or Management Committee Member(s) to, (i) suspend or terminate the appointment of the Conflicted Management Committee Member, (ii) exclude the Conflicted Management Committee Member from relevant meetings of the Management Committee, or (iii) withhold competitively sensitive information from the Conflicted Management Committee Member; provided that, nothing in the foregoing sentence shall impair the right of the Person or Persons who appointed the Conflicted Management Committee Member to appoint another individual to replace the Conflicted Management Committee Member and serve as a replacement Management Committee Member pursuant to the first sentence of this subsection (c).

(d)            The Management Committee shall serve solely as an advisory body to the Board and shall in no event affect the power of the Board to manage the business of the Group. The Management Committee may make recommendations to the Board in relation to such matters that are reported or submitted to the Board for its consideration or approval (which may include matters concerning the Group’s budget, businesses and operations, or other similar plans); provided, that the Board shall at all times retain its discretion with respect to any such matters and shall remain fully responsible for the management of the Company in accordance with the Articles and Applicable Law.

(e)            The Management Committee Members who are not directors on the Board shall be entitled to attend Board Meetings in a non-voting capacity as observers. All meetings of the Management Committee shall require the presence of at least two (2) members of the Management Committee, which shall include at least one (1) member of the GDSH Management and at least one (1) Management Committee Member appointed by a Major Shareholder (provided that, if no Management Committee Member appointed by a Major Shareholder is present at any such meeting, then any adjournment of such meeting shall be quorate without such Management Committee Member). The Management Committee shall hold at least one (1) meeting in each calendar quarter, which may be held in-person or via videoconference, teleconference, or other remote communication device. The Company shall give each Management Committee Member written notice of, and an agenda for, each meeting of the Management Committee at least five (5) Business Days prior to such meeting, or such shorter period as approved by the Management Committee in writing or at such meeting.

Schedule 4
GDSH Non-Compete Excluded Persons

Schedule 5

Calculation of Aggregate Ownership Percentage

Schedule 6

Use of Name

Schedule 7

Notices

Schedule 8

Affiliate

Exhibit A

FORM OF MEMORANDUM AND ARTICLES OF ASSOCIATION

[attached separately]

Exhibit B

DEED OF ADHERENCE

THIS DEED is made on [●] by [●] of [●] (the “New Party”)

WHEREAS:

(A)	On [●] 2024, DigitalLand Holdings Limited (the “Company”), GDSH Holdings Limited (“GDSH”), the Initial Investors and the Additional Investors entered into a shareholders deed (such deed as amended, supplemented or novated from time to time, the “Shareholders Deed”).

(B)	This Deed is entered into to record and effect the admission of the New Party under the Shareholders Deed.

NOW THIS DEED WITNESSES as follows:

1.	Unless the context otherwise requires, (a) words and expressions defined in the Shareholders Deed shall have the same meanings when used in this Deed, and (b) the rules of interpretation contained in Section 1.02 (Other Definitional and Interpretative Provisions) of the Shareholders Deed shall apply to the construction of this Deed.

2.	The New Party hereby confirms that it has been supplied with a copy of the Shareholders Deed, and has reviewed the same and understands its contents.

3.	The New Party undertakes to each of the parties to the Shareholders Deed (whether assuming any rights or obligations under the Shareholders Deed on the date of the Shareholders Deed or thereafter) to be bound by and comply in all respects with the Shareholders Deed, and to assume the benefits of the Shareholders Deed, as if the New Party had executed the Shareholders Deed as an Additional Investor and was named as a party to it, and to assume the rights, obligations and benefits of the transferring Shareholder (if applicable and permissible) under the Shareholders Deed.

4.	The New Party warrants and undertakes to each of the parties to the Shareholders Deed (and each other person who may from time to time expressly adhere to the Shareholders Deed) in the terms set out in Schedule 2 of the Shareholders Deed (except that the warranty set out in paragraph 1(a) of Schedule 2 of the Shareholders Deed shall not be given by the New Party if it is an individual), but so that such warranties and undertakings shall be deemed to be given on the date of this Deed and shall be deemed to refer to this Deed.

5.	This Deed is made for the benefit of:

(a)	the parties to the Shareholders Deed; and

(b)	any other Person who may after the date of the Shareholders Deed (and whether or not prior to, on or after the date hereof) assume any rights or obligations under the Shareholders Deed and be permitted to do so by the terms thereof; and

(c)	this Deed shall be irrevocable.

6.	The address, fax number and e-mail address of the New Party for the purpose of Section 7.02 (Notices) of the Shareholders Deed shall be as follows:

Address:	[●]
Fax:	[●]
E-mail:	[●]
For the attention of:	[●]

7.	This Deed shall be read as one with the Shareholders Deed so that any reference in the Shareholders Deed to “this Deed” and similar expressions shall include this Deed.

8.	Section 7.06 (Governing Law) and Section 7.07 (Jurisdiction) of the Shareholders Deed shall apply to this Deed. This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by and construed in accordance with the laws of Hong Kong.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF the undersigned has hereto executed and delivered this Deed as of the day and year first above written.

[DEED EXECUTION BLOCK OF THE NEW PARTY]

[SIGNED, SEALED and DELIVERED] / [EXECUTED] as a deed by [NEW PARTY] acting by [Name of Director/authorised signatory], who is duly authorised to sign on its behalf	[Seal]
[Director/Authorised Signatory]
[Or, if the New Party is an individual:]

[SIGNED, SEALED and DELIVERED] / [EXECUTED] as a deed by [NEW PARTY] [Passport / ID Card] No. [___]	[Seal]
[New Party]

Exhibit B

FORM OF RESTATED ARTICLES

AGREED FORM

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DigitalLand Holdings Limited
(as adopted by Special Resolution dated [●], 2024)

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

DigitalLand Holdings Limited
(as adopted by Special Resolution dated [●], 2024)

1.	The name of the Company is DigitalLand Holdings Limited.

2.	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4.	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5.	The share capital of the Company is US$50,000.0001 divided into 941,300,002 Ordinary Shares of a par value of US$0.00005 each and 58,700,000 Series A Preferred Shares of a par value of US$0.00005 each.

6.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

DigitalLand Holdings Limited
(as adopted by Special Resolution dated [●], 2024)

1.	Interpretation

1.1	In the Articles, Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means, (a) with respect to any Person that is a natural person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) such Person’s spouse, lineal descendant (whether natural or adopted), brother, sister, or parent, or (iii) any estate, trust or partnership that is established by or for the benefit of such Person and/or any other Person described in sub-clause (ii), in each case, that is directly or indirectly Controlled by such Person and/or any other Person described in sub-clause (ii), and (b) with respect to any Person that is not a natural person, any other Person that is directly or indirectly Controlling, Controlled by or under common Control with such Person; provided, that in each of the foregoing cases, no holder of Company Securities shall be deemed an Affiliate of the Company or any other security holder of the Company, in each case, solely by reason of any investment in the Company or the existence or exercise of any rights or obligations under the Articles or the Shareholders Deed or in respect of the Company Securities held by such security holder insofar as such investment, rights or obligations do not otherwise give rise to any Control in respect of or by the Company or such other security holder of the Company, as applicable; and provided further, that the Company Securities held by GDSH and the GDSH Founder shall not be aggregated for purposes of determining their respective entitlement to any rights under the Articles or the Shareholders Deed, including the right to appoint directors, the calculation of their respective Aggregate Ownership, and their respective status as a Major Shareholder. The term “Affiliated” has the meaning correlative to the foregoing.
“Aggregate Ownership”	means, with respect to any Person or group of Affiliated Persons, the total number of Shares (as determined on an Ordinary Share Equivalents basis) beneficially owned by such Person or group of Affiliated Persons as of the date of such calculation.

“Aggregate Ownership Percentage”	means, with respect to any Person or group of Affiliated Persons, the quotient (expressed as a percentage) obtained by dividing (a) the Aggregate Ownership of such Person or group of Affiliated Persons, by (b) the total number of all issued and outstanding Shares (as determined on an Ordinary Share Equivalents basis), as of the date of such calculation; provided that, for the purposes of calculating the Aggregate Ownership Percentage of any applicable Shareholder under Article 27.2 or Article 27.3, or in respect of any Shareholder’s status as a Major Shareholder, (i) the total number of all issued and outstanding Shares described in sub-clause (b) shall exclude the number of Ordinary Shares issued or issuable under any Employee Plan (including the Management Equity Grant), and (ii) the provisions of Schedule 5 of the Shareholders Deed shall apply.
“Applicable Law”	means, with respect to any Person, any transnational, domestic, foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule (including stock exchange rules), regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.
“Associate”	means, with respect to any given Person, (a) a corporation or organization of which such given Person is an officer or partner or is, directly or indirectly, the beneficial owner of thirty percent (30%) or more of any class of equity securities, (b) any trust or other estate in which such given Person has a substantial beneficial interest or as to which such given Person serves as trustee or in a similar capacity, or (c) such Person’s spouse and lineal descendants (whether natural or adopted), brother, sister and/or parent.
“Articles”	means these articles of association of the Company as originally adopted or as from time to time altered or substituted by Special Resolution.
“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).
“Automatic Conversion Price”	has the meaning ascribed to the same term in Article 13.1(b)(i).
“Board”	means the board of Directors of the Company.
“Board Meetings”	has the meaning ascribed to the same term in Article 31.1.
“Board Reserved Matter”	has the meaning ascribed to the same term in Article 45.1.
“Business Day”	means any day except a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Hong Kong, New York or Singapore are required or authorized by Applicable Law to be closed.

“Cause”	means, with respect to any Director, such Director’s (a) willful and continued failure to substantially perform his or her duties with the Company in his or her established position, (b) willful misconduct that is materially injurious, monetarily or otherwise, to the Group, (c) conviction for or plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude or (d) willful and intentional breach of the Shareholders Deed, the Articles or any employment or other similar agreement between such Director and any Group Company.
“Company”	means the above named company.
“Company Redemption Rights”	has the meaning ascribed to the same term in Article 50.1.
“Company Securities”	means (a) any shares of share capital or other equity securities of the Company, including Ordinary Shares and Series A Preferred Shares, (b) any securities convertible into or exchangeable for shares of share capital or other equity securities of the Company, (c) any options, warrants or other rights to acquire shares of share capital or other equity securities of the Company, and (d) any other security into which any of the securities described in sub-clauses (a) through (c) above may hereafter be converted or exchanged.
“Conflicted Shareholder Director”	has the meaning ascribed to the same term in Article 27.4.
“Contract”	means all agreements, contracts, leases, licenses, commitments, orders or instruments and other legally binding agreement or arrangement.
“Control”	means, with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, or by effective control whether through the ownership of voting securities, by Contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; and the terms “Controlled by,” “Controlling” and “under common Control with” have the meaning correlative to the foregoing.
“Control Transaction”	means (a) any change in the ownership of the share capital of the Company if, immediately after giving effect thereto, any Person (or group of Persons acting in concert) and their respective Affiliates, other than GDSH and its Affiliates, will have the direct or indirect power to elect or appoint a majority of the members of the Board; (b) any change in the ownership of the share capital of the Company if, immediately after giving effect thereto, any Person (or group of Persons acting in concert) and their respective Affiliates, other than GDSH and its Affiliates, will hold forty percent (40%) or more of the voting power or share capital of the Company; or (c) any change in the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by Contract, or otherwise.

“Conversion Date”	has the meaning ascribed to the same term in Article 13.1(c)(i).
“Conversion Price”	has the meaning ascribed to the same term in Article 13.1(a).
“Convertible Securities”	has the meaning ascribed to the same term in Article 13.2(a)(i).
“Daily Trading Value”	means, as at a date of determination, the product of (a) the daily trading volume of the relevant securities trading on a stock exchange on which such securities are then listed or quoted for trading, multiplied by (b) the daily dollar volume weighted average price of such securities, each as reported by Bloomberg L.P. and without regard to after-hours trading or any other trading outside of the regular trading session trading hours.
“Deed of Adherence”	means a deed of adherence substantially in the form annexed to Exhibit B of the Shareholders Deed.
“Deemed GDSH Aggregate Ownership Percentage”	means (a) GDSH’s Aggregate Ownership Percentage, or (b) for so long as the GDSH Founder Controls GDSH, the sum of GDSH’s Aggregate Ownership Percentage and the GDSH Founder’s Aggregate Ownership Percentage.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Employee Plan”	has the meaning ascribed to such term in the definition of “New Securities” in this Article 1.1.
“GDSH”	means GDS Holdings Limited.

“GDSH Change of Control”	means, for so long as (x) the Deemed GDSH Aggregate Ownership Percentage exceeds fifty percent (50%), or (y)(i) if the GDSH Founder Controls GDSH, GDSH and the GDSH Founder (together with their respective Affiliates), or (ii) if the GDSH Founder does not Control GDSH, GDSH (together with its Affiliates), in each case of (i) or (ii), shall be entitled to nominate or appoint a majority of the Board, where any Person (or a group of Persons acting in concert) and their respective Affiliates, other than STT, the GDSH Founder or any of their respective Affiliates, whether through a transaction or a series of related transactions, will, directly or indirectly, (a) have more than fifty percent (50%) of the voting power of GDSH (taking into account all classes of voting shares), or (b) have the direct or indirect power to elect or appoint a majority of the members of the board of directors of GDSH. For the avoidance of doubt, STT, the GDSH Founder, or any of their respective Affiliates ceasing to own, directly or indirectly, more than fifty percent (50%) of GDSH, individually or in the aggregate, will not, in and of itself, constitute a GDSH Change of Control unless the other requirements set forth in this definition are also satisfied. For purposes of this definition and the definition of the Deemed GDSH Aggregate Ownership Percentage, GDSH Founder is deemed to Control GDSH if he is a “controlling shareholder” as such term is defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time.
“GDSH Directors”	means the directors that are nominated and appointed by GDSH to the Board from time to time in accordance with the Articles and Section 2.01, 2.04 or 2.05 of the Shareholders Deed, and a “GDSH Director” means any one of them.
“GDSH Founder”	means William Wei Huang.
“GDSH Founder Director”	has the meaning ascribed to the same term in Article 27.3.
“GDSH Services Agreements”	means the Project Transfer Agreement, the Services Agreement, the Corporate Guarantees Agreement, and the IP License Agreement (each as defined in the Shareholders Deed).
“GDSI Change of Control”	means any Control Transaction, provided that the references to “other than GDSH and its Affiliates” shall be deemed amended to refer to “other than the GDSH Founder and his Affiliates”.
“Governmental Authority”	means any national, state, provincial, regional, municipal, local, foreign or other governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, and including any listing or securities exchange.
“Group”	means the Company and its Subsidiaries from time to time, and “Group Company” means any one of them.
“Indemnified Person”	has the meaning ascribed to the same term in Article 46.1.
“Investor Director”	means a Director that is nominated and appointed by an Investor to the Board from time to time in accordance with the Shareholders Deed and the Articles.
“Investors”	means the Initial Investors and Additional Investors (each as defined in the Shareholders Deed) for so long as they are Members (unless expressly stated otherwise), and an “Investor” means any one of them.
“IPO”	means a Public Listing involving an underwritten public offering of the Ordinary Shares (or equity securities representing the Ordinary Shares) or of the equity securities of a Newco.

“IRR”	means, with respect to each Series A Preferred Share, the internal rate of return per annum of the holder thereof as determined using the XIRR function in Microsoft Excel (or any equivalent function which replaces or supersedes that function in Microsoft Excel or any replacement or successor software to Microsoft Excel), using as “outflow” the Series A Preferred Share Issue Price, with the outflow date being the Series A Closing Date, and using as “inflows”, (x) in the case of a redemption of such Series A Preferred Share by the Company pursuant to Section 5.03 or 5.06 of the Shareholders Deed, the amount paid to the holder of such Series A Preferred Share, with the inflow date being the Redemption Date (as defined in the Shareholders Deed) (in respect of Section 5.03 thereof) or the Series A CoC Redemption Date (as defined in the Shareholders Deed) (in respect of Section 5.06 thereof), as applicable, (y) in the case of an IPO, the amount deemed to be payable to the holder of such Series A Preferred Share assuming (i) conversion of such Series A Preferred Share into Ordinary Share(s) at the then applicable Conversion Price and (ii) such Ordinary Share(s) are sold at the IPO offering price, with the inflow date being the date of the pricing of such IPO (for the avoidance of doubt, an IRR calculation in the event of this sub-clause (y) shall not require the assumptions) in sub-clause (i) or (ii) herein to have actually occurred), and (z) any dividends, distributions or payments by the Company (including any such dividends, distributions or payments by the Company in connection with a Liquidation Event or a Control Transaction) made to the holder of such Series A Preferred Share, with the inflow date being the date on which such dividends, distributions or payments were made. All calculations relating to an IRR shall be: (a) made with no Taxes paid or payable by the relevant holder of such Series A Preferred Share deducted from any inflows or added to any outflows; (b) made with no costs, fees, charges or expenses incurred by the relevant holder of the Series A Preferred Share deducted from any inflows or added to any outflows; (c) made with any Taxes paid or payable by the Company in connection with the transactions described in the foregoing sub-clause (x), (y) or (z), as applicable, deducted from any inflows or added to any outflows, irrespective of whether or not any amount is withheld or deducted for, or on account of, Tax; (d) made with any costs, fees, charges or expenses incurred by the Company in connection with the transactions described in the foregoing sub-clause (x), (y) or (z), as applicable, deducted from any inflows or added to any outflows; and (e) adjusted for any share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares, as applicable. An IRR in respect of any other Shares for the holders thereof shall be calculated in accordance with the foregoing methodology unless otherwise agreed by the Company and the relevant Shareholders.
“Liquidation Event”	has the meaning ascribed to the same term in Article 44.2.
“Major Shareholders”	means any Member whose Aggregate Ownership Percentage exceeds seven point five percent (7.5%).

“Management Equity Grant”	means the options issued by the Company exercisable for up to [●] ([●]) Ordinary Shares that the Company will grant to certain directors, officers, employees, consultants, advisors, or strategic partners of the Company and its Affiliates on or following the Series A Closing Date at an exercise price that is equal to the Series A Preferred Share Issue Price (as appropriately adjusted for any share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the relevant class of Shares, as applicable) pursuant to Section 6.08 of the Shareholders Deed, representing fifteen percent (15%) of the issued share capital of the Company as of the Series A Closing Date (calculated on an as-converted basis).
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company as originally adopted or as from time to time altered or substituted by Special Resolution.
“Newco”	means any Person which owns all or substantially all of the assets of the Group at the time of a Public Listing or IPO, the equity securities of which will be registered, offered or transferred in the Public Listing or IPO.

“New Securities”

means any Company Securities, provided, however, that the term “New Securities” shall not include Company Securities issued:

(a)            to management, employees or consultants of the Group Companies pursuant to any equity incentive plan established for the benefit of such Persons (the “Employee Plans”) that has been duly approved in accordance with the Shareholders Deed and the Articles, including upon the exercise of employee share options granted pursuant to the Management Equity Grant or any other Employee Plans;

(b)            in connection with any share dividend, share split or subdivision, reverse share split or consolidation, reclassification or similar changes in the capital structure of the Company that is effected on a pro rata basis with respect to all outstanding Shares and is duly approved in accordance with the Shareholders Deed and the Articles;

(c)            in connection with any direct or indirect merger, acquisition or similar transaction (including the terms of the proposed issuance in connection therewith) that has been duly approved in accordance with Section 2.08(a)(ii) of the Shareholders Deed including by each Investor Director or in accordance with Section 2.08(b)(ii) of the Shareholders Deed by each Major Shareholder, as applicable and Article 45.1(b) or Article 45.2(b), as applicable;

(d)           in connection with any IPO that is duly approved in accordance with the Shareholders Deed and the Articles;

(e)            pursuant to the Subscription Agreement;

(f)            upon the conversion, exchange or exercise of any equity or debt securities issued by the Company in compliance with the Shareholders Deed and the Articles; or

(g)            to any third party lenders as “equity kickers” in connection with a loan transaction pursuant to any agreement or arrangement (including the terms of the proposed issuance) that has been duly approved by each Major Shareholder in accordance with Section 2.08(b)(vi) of the Shareholders Deed and Article 45.2(f).

“Options”	has the meaning ascribed to the same term in Article 13.2(a)(ii).
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Ordinary Share Equivalents”	means (a) with respect to Ordinary Shares, the number of Ordinary Shares, and (b) with respect to any other Shares that are convertible into or exchangeable for Ordinary Shares, the number of Ordinary Shares issuable in respect of the conversion or exchange of such securities into Ordinary Shares.
“Ordinary Shares”	means the ordinary shares of the Company with a par value of US$0.00005 each, issued subject to and in accordance with the provisions of the Statute and these Articles and the Shareholders Deed and having the rights and being subject to the restrictions as provided for under these Articles and Shareholders Deed with respect to such Shares.
“Person”	means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Potential Conflicted Person”	has the meaning ascribed to the same term in Article 28.5.
“Public Listing”	means a listing or registration of the Ordinary Shares (or equity securities representing the Ordinary Shares) or of the equity securities of a Newco, on a listing or securities exchange or similar trading market that results in a public trading market for such equity securities.

“QIPO”	means an IPO which (a) values the Company on a pre-offering basis at a minimum implied equity valuation that will enable each Series A Preferred Share to generate an IRR of at least fifteen percent (15%) for the holder thereof, calculated based on the offering price of the IPO and from the Series A Closing Date through the date of the pricing of such IPO, (b) has an aggregate offering size in excess of US$250 million, and (c) takes place on the Main Board of the Stock Exchange of Hong Kong Limited, the New York Stock Exchange, the NASDAQ Global Market or such other internationally recognized stock exchange approved in writing by GDSH and the Board.
“Redeeming Shareholders”	has the meaning ascribed to the same term in Article 50.2.
“Redemption Date”	means, with respect to each Redemption Share, the date on which the Company makes payment in full in immediately available cash of the Redemption Price for such Redemption Share to the Redeeming Shareholder.
“Redemption Notice”	has the meaning ascribed to the same term in Article 50.2.
“Redemption Price”	has the meaning ascribed to the same term in Article 50.1.
“Redemption Shares”	has the meaning ascribed to the same term in Article 50.2.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Related Party”	means any Affiliate, officer or director of any Group Company, any holder of any Company Security or equity security of any Subsidiary, and any Affiliate or Associate of any of the foregoing.
“Order”	means an order, injunction, judgment, decree or demand issued by a court or any other Governmental Authority.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Series A Closing Date”	means [insert closing date].
“Series A CoC Redemption Date”	means, with respect to each Series A CoC Redemption Share, the date on which the Company makes payment in full in immediately available cash of the Series A CoC Redemption Price for such Series A CoC Redemption Share to the Series A CoC Redemption Party.
“Series A CoC Redemption Notice”	has the meaning ascribed to the same term in Article 51.3.
“Series A CoC Redemption Party”	has the meaning ascribed to the same term in Article 51.3.

“Series A CoC Redemption Price”	has the meaning ascribed to the same term in Article 51.1.
“Series A CoC Redemption Rights”	has the meaning ascribed to the same term in Article 51.1.
“Series A CoC Redemption Shares”	has the meaning ascribed to the same term in Article 51.3.
“Series A CoC Transaction”	has the meaning ascribed to the same term in Article 51.1.
“Series A CoC Transaction Notice”	has the meaning ascribed to the same term in Article 51.2.
“Series A Preference Amount”	has the meaning ascribed to the same term in Article 44.1(a).
“Series A Preferred Share Issue Price”	means US$10 per Series A Preferred Share, as appropriately adjusted for any share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares.
“Series A Preferred Shareholders”	means, at any time, any Person (other than the Company) who is a holder of any Series A Preferred Shares.
“Series A Preferred Shares”	means the Series A preferred shares of the Company with a par value of US$0.00005 each, issued subject to and in accordance with the provisions of the Statute and these Articles and the Shareholders Deed and having the rights and being subject to the restrictions as provided for under these Articles and the Shareholders Deed with respect to such Shares.
“Series A Supermajority”	means the Persons holding seventy-five percent (75%) or more of the Series A Preferred Shares on issue.
“Shareholder Director” or “Shareholder Directors”	has the meaning ascribed to the same term under Article 27.2.
“Shareholder Reserved Matter”	has the meaning ascribed to the same term under Article 45.2.
“Shareholders Deed”	means the Shareholders Deed entered into by and among the Company, GDSH and the Initial Investors on the Series A Closing Date, and each Additional Investor who shall have executed a Deed of Adherence, as amended or restated from time to time.
“Shares”	means the shares in the capital of the Company from time to time, including the Ordinary Shares and the Series A Preferred Shares.

“Special Resolution”	has the same meaning as in the Statute, provided that, for the purposes of the Statute, any written resolution must be passed as a unanimous written resolution signed by all Members.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“STT”	means STT GDC Pte. Ltd., a private limited company incorporated under the laws of Singapore, or any other direct or indirect wholly-owned Subsidiary of Singapore Technologies Telemedia Pte. Ltd. to which STT GDC Pte. Ltd. has transferred all of its beneficial ownership in the issued share capital of GDSH.
“Subscription Agreement”	means Subscription Agreement, dated as of March 26, 2024, among the Company and the other parties named therein, as may be amended or restated from time to time.
“Subsidiary”	means, with respect to any Person, any corporation, partnership, limited liability company, association, trust or other entity or organization, whether incorporated or unincorporated, which is Controlled by such Person.
“Tax” or “Taxes”	means (a) any national, state, provincial, regional, municipal, local, foreign or other taxes, charges, fees, levies, duties or other assessments imposed by any Tax Authority, including, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever and (b) all interest, penalties (administrative, civil or criminal) or additional amounts imposed by any Tax Authority in connection with any item described in sub-clause (a) above.
“Tax Authority”	means any Governmental Authority responsible for the imposition, collection or administration of any Tax.
“Third Party”	means a bona fide prospective purchaser of Shares other than an Affiliate of the transferor of such Shares.
“Transaction Documents”	means the Memorandum, the Articles, the Subscription Agreement, the Shareholders Deed and the GDSH Services Agreements.

“Transfer”	means, directly or indirectly, through one or a series of transactions, sell, assign, transfer, pledge, hypothecate, mortgage, encumber, grant a security interest in or otherwise dispose of any economic, voting or other interest, title or right; and the term “Transferred” has the meaning correlative to the foregoing.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“US$”	means the U.S. dollars, the lawful currency of the U.S.
“U.S.”	means the United States of America.
“U.S. GAAP”	means generally accepted accounting principles in the U.S.
“30-Day ADTV”	means, as at a date of determination, the daily average of the sum of Daily Trading Value for thirty (30) consecutive trading days ending one (1) trading day prior to the date of determination.
“30-Day VWAP”	means, as at a date of determination, the volume weighted average price of the relevant securities trading on a stock exchange on which such securities are then listed or quoted for trading for the thirty (30) consecutive trading days ending one (1) trading day prior to the date of determination, as reported by Bloomberg L.P. and without regard to after-hours trading or any other trading outside of the regular trading session trading hours.
1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(d)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(e)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(f)	any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(g)	the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(h)	headings are inserted for reference only and shall be ignored in construing the Articles;

(i)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(j)	any requirements as to execution or signature under the Articles can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(k)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(l)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(m)	the term “holder” in relation to a Share means a Person whose name is entered in the Register of Members as the holder of such Share;

(n)	unless otherwise specified, references to any documents shall be construed as references to such document as the same may be amended, modified, supplemented, restated, assigned or novated from time to time;

(o)	in relevant calculations of the number of Ordinary Shares, references to “fully-diluted” means that the calculation is to be made assuming that all outstanding options, warrants and other Company Securities capable of being converted into, or exercised or exchanged for, Ordinary Shares (whether or not by their terms then convertible, exercisable or exchangeable), including the Company Securities which have been reserved for issuance pursuant to the Employee Plans, have in each case been so converted, exercised or exchanged, as applicable;

(p)	in relevant calculations of the number of Ordinary Shares, references to “as-converted” mean that the calculation is to be made assuming that all classes of Shares convertible into Ordinary Shares, including the Series A Preferred Shares, that are issued and outstanding as of the time of calculation shall be deemed to have been converted into Ordinary Shares;

(q)	references to a number of days shall refer to calendar days unless specified otherwise, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any Applicable Law); and

(r)	if any action is to be taken or given on or by a particular day, and such day is not a Business Day, then such action may be deferred until the next Business Day.

2.	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3.	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting), the Articles and the Shareholders Deed (including the pre-emptive rights regime and similar as contemplated therein), and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options or warrants over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such Persons, at such times and on such other terms as they think proper, and may also (subject to the Statute, the Articles and the Shareholders Deed) vary such rights.

3.2	The Company shall not issue Shares to bearers.

3.3	For purposes of the Articles, the Company Securities held by any Investor shall include all Series A Preferred Shares registered in its name in the Register of Members, whether paid or unpaid, and such Investor shall be entitled to all rights, and shall accordingly be subject to all obligations, under the Shareholders Deed and the Articles as attached to such Series A Preferred Shares to the extent permitted under Applicable Law; provided, that, notwithstanding anything to the contrary set forth herein or in the Shareholders Deed, such Investor shall not Transfer, convert, redeem or repurchase (or cause to be redeemed or repurchased), or be entitled to any dividends or distributions made, in respect of any unpaid Shares, unless and until such Shares are fully paid and annotated as such in the Register of Members.

4.	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5.	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed ten (10) days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6.	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be canceled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and canceled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other Person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7.	Transfer of Shares

7.1	The Directors may not decline to register any transfer of Shares unless (i) such registration of transfer would be contrary to or conflict with the provisions of the Shareholders Deed or the Articles and (ii) the Directors have given reasonable explanations with respect to the foregoing clause (i) to such refusal to register the transfer. If the Directors refuse to register a transfer, they shall notify the transferee of such refusal within seven (7) Business Days after receipt of a request for such transfer, providing a reasonable explanation of the reason therefor.

7.2	The Shares are subject to transfer restrictions set forth in the Shareholders Deed. The Company will only register transfers of Shares that are made in accordance with the Shareholders Deed and the Articles, and will not register any purported transfers of Shares that are made in violation of the Shareholders Deed and the Articles.

7.3	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8.	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute, the Articles and the Shareholders Deed, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. Subject to the provisions of the Statute, the Articles (including Articles 50 and 51) and the Shareholders Deed, the redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, the Articles (including Articles 50 and 51) and the Shareholders Deed, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute and not otherwise prohibited under the Articles and the Shareholders Deed, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9.	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10.	Variation of Rights of Shares

10.1	Subject to Article 45 hereof, if, at any time, the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds (2/3) of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast at a separate meeting of the holders of the Shares of that class. Notwithstanding anything in the foregoing, all or any of the rights attached to the Series A Preferred Shares may not be varied without the consent in writing of the Series A Supermajority. For the purposes of this Article 10, all Series A Preferred Shares shall be deemed to be a single class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one or more Person(s) holding or representing by proxy at least a majority of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	Subject to the provisions of the Articles, the rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11.	Commission on Sale of Shares

The Company may, insofar as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or, if required to be approved under the Shareholders Deed and the Articles and so approved in accordance therewith, the issue of fully or partly paid-up Shares. The Company may also, on any issue of Shares, pay such brokerage as may be lawful.

12.	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13.	Conversion of Series A Preferred Shares

13.1	Subject to Article 3.3, the holders of the Series A Preferred Shares shall have the following conversion rights:

(a)	Optional Conversion. Unless converted earlier pursuant to Article 13.1(b), each Series A Preferred Share shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and nonassessable Ordinary Shares as is equal to the Series A Preferred Share Issue Price divided by the conversion price then-applicable to such Series A Preferred Share, determined as hereinafter provided, in effect at the time of the conversion (the “Conversion Price”). The initial Conversion Price shall be the Series A Preferred Share Issue Price. The initial Conversion Price shall be subject to adjustment as set forth herein.

(b)	Automatic Conversion. Without any action being required by the holder of such Series A Preferred Share and whether or not the certificate(s) representing such Series A Preferred Share are surrendered to the Company or its share registrar and transfer agent or Registered Office:

(i)	(A) each Series A Preferred Share shall automatically convert into such number of fully paid and nonassessable Ordinary Shares as is equal to the Series A Preferred Share Issue Price divided by the then-applicable Conversion Price concurrently with the completion of the IPO if the offer price for each Ordinary Share in the IPO represents a premium of seventy-five percent (75%) or more of the Conversion Price (as appropriately adjusted for any distribution, share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares) (the “Automatic Conversion Price”). (B) Following the later of the completion of a Public Listing and the expiration of any applicable transfer restrictions contemplated under Section 3.01(c) of the Shareholders Deed (if any), the Series A Preferred Shares shall automatically convert into Ordinary Shares in accordance with the Articles if the 30-Day VWAP and the 30-Day ADTV of the Ordinary Shares following the Public Listing (irrespective of whether any IPO shall have been consummated) is equal to or more than the Automatic Conversion Price and US$10 million respectively (for the avoidance of doubt, both conditions shall be satisfied); provided that, if there is an IPO in connection with or following the Public Listing, the calculation of the 30-Day VWAP and the 30-Day ADTV of the Ordinary Shares shall commence after the expiration of any applicable transfer restrictions contemplated under Section 3.01(c) of the Shareholders Deed.

(ii)	following the completion of an IPO, each Series A Preferred Share shall automatically convert into such number of fully paid and nonassessable Ordinary Shares as is equal to the Series A Preferred Share Issue Price divided by the then-applicable Conversion Price upon any Transfer of such Series A Preferred Share by any Investor to any Third Party (which, for the avoidance of doubt, shall be without prejudice to any transfer restrictions set forth in Articles III and IV of the Shareholders Deed).

In the event of the automatic conversion of the Series A Preferred Shares pursuant to Article 13.1(b)(i)(A), the Person(s) entitled to receive the Ordinary Shares issuable upon such conversion of Series A Preferred Shares shall not be deemed to have converted such Series A Preferred Shares until immediately prior to the completion of such IPO. In the event of the automatic conversion of the Series A Preferred Shares pursuant to Article 13.1(b)(i)(B), the Person(s) entitled to receive the Ordinary Shares issuable upon such conversion of Series A Preferred Shares shall not be deemed to have converted such Series A Preferred Shares until the date fixed for such conversion pursuant to Article 13.1(c)(iii). In the event of the automatic conversion of the Series A Preferred Shares pursuant to Article 13.1(b)(ii), the transferor(s) shall not be deemed to have converted such Series A Preferred Shares until immediately prior to the completion of such transfer and the transferee(s) shall be deemed as Person(s) entitled to receive the Ordinary Shares issuable upon such conversion for the purposes of this Article 13.

(c)	Mechanics of Conversion. No fractional Ordinary Share shall be issued upon conversion of the Series A Preferred Shares. In lieu of any fractional Ordinary Shares to which the holder thereof would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then-applicable Conversion Price.

(i)	In the event of an optional conversion pursuant to Article 13.1(a), before any holder of Series A Preferred Shares shall be entitled to convert the same into Ordinary Shares and to receive certificates therefor, such holder shall give not less than ten (10) Business Days’ prior written notice to the Company that such holder elects to convert the same and surrender the certificate or certificates representing such Series A Preferred Shares, duly endorsed, at the Registered Office or principal place of business of the Company or of any share registrar and transfer agent (or, where such certificate(s) have been lost or destroyed, such holder may provide an indemnity in favour of the Company in relation to such certificate(s) being lost or destroyed) for such Series A Preferred Shares to be converted on the expiry of such ten (10) Business Day period. The Company shall (a), as soon as reasonably practicable, issue and deliver to such holder of Series A Preferred Shares a certificate or certificates for the number of Ordinary Shares to which such holder is entitled pursuant to this Article 13.1 and Article 13.2 and a check or monetary remittance denominated in US$ payable to such holder in the amount of any cash amounts payable (if any) as the result and in lieu of a conversion into fractional Ordinary Shares, and (b) on the Conversion Date (as defined below), provide to such holder a certified copy of the Register of Members reflecting the conversion by way of the repurchase by the Company of such number of such holder's Series A Preferred Shares to be converted, in consideration for the issuance to the holder of such number of Ordinary Shares to which such holder is entitled pursuant to this Article 13.1 and Article 13.2, on the Conversion Date. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the Series A Preferred Shares to be converted (or the date on which the indemnity relating to the lost or destroyed certificate(s) is given, as applicable) (such date being the “Conversion Date”), and the Register of Members shall be updated accordingly to reflect the same and the Person or Persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Ordinary Shares on such date.

(ii)	In the event of an automatic conversion pursuant to Article 13.1(b)(i)(A), all holders of Series A Preferred Shares shall as soon as reasonably practicable be given prior written notice of the date fixed (which date shall be the latest practicable date immediately prior to the completion of the IPO) for automatic conversion of all such Series A Preferred Shares pursuant to this Article 13.1 and Article 13.2. Such notice shall be given pursuant to Article 42 to each record holder of such Series A Preferred Share at such holder’s address appearing on the Register of Members. On or before the date fixed for conversion, each holder of Series A Preferred Shares shall surrender its certificate or certificates for all such Series A Preferred Shares to the Company, and the Company shall as soon as reasonably practicable issue and deliver to such holder of Series A Preferred Shares a certificate or certificates for the number of Ordinary Shares to which such holder is entitled pursuant to this Article 13.1 and Article 13.2 and a check or monetary remittance denominated in US$ payable to the holder in the amount of any cash amounts payable (if any) as a result and in lieu of a conversion into fractional Ordinary Shares. On the date fixed for conversion, (a) the Register of Members shall be updated to show that the relevant Series A Preferred Shares have been converted by way of being repurchased by the Company in consideration for the issuance to each holder of such number of Ordinary Shares to which such holder is entitled pursuant to this Article 13.1 and Article 13.2, on such date fixed for conversion, and (b) the Company shall provide to the holders a certified copy of such updated Register of Members. The Company shall cancel all such repurchased Series A Preferred Shares. All certificates evidencing the Series A Preferred Shares which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the Series A Preferred Shares represented thereby converted into Ordinary Shares for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date.

(iii)	In the event of an automatic conversion pursuant to Article 13.1(b)(i)(B), all holders of Series A Preferred Shares shall be given prior written notice of the date fixed (which date shall be the earliest practicable date immediately following the closing of the last trading day of the relevant thirty (30) consecutive trading day period) for automatic conversion of all such Series A Preferred Shares pursuant to this Article 13.1 and Article 13.2. Such notice shall be given, pursuant to Article 42, to each record holder of such Series A Preferred Share at such holder’s address appearing on the Register of Members. As soon as reasonably practicable following the date fixed for conversion and in any event no later than ten (10) Business Days thereof, each holder of Series A Preferred Shares shall surrender its certificate or certificates for all such Series A Preferred Shares to the Company, and the Company shall as soon as reasonably practicable issue and deliver to such holder of Series A Preferred Shares a certificate or certificates for the number of Ordinary Shares to which such holder is entitled pursuant to this Article 13.1 and Article 13.2 and a check or monetary remittance denominated in US$ payable to the holder in the amount of any cash amounts payable (if any) as a result and in lieu of a conversion into fractional Ordinary Shares. On the date fixed for conversion, (a) the Register of Members shall be updated to show that the relevant Series A Preferred Shares have been converted by way of being repurchased by the Company in consideration for the issuance to each holder of such number of Ordinary Shares to which such holder is entitled pursuant to this Article 13.1 and Article 13.2, on such date fixed for conversion, and (b) the Company shall provide to the holders a certified copy of such updated Register of Members. The Company shall cancel all such repurchased Series A Preferred Shares. All certificates evidencing the Series A Preferred Shares that are required to be surrendered for conversion in accordance with the provisions hereof shall, on the date fixed for conversion, be deemed to have been retired and canceled and the Series A Preferred Shares represented thereby converted into Ordinary Shares for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to the date on which such certificates are so required to be surrendered.

(iv)	In the event of an automatic conversion pursuant to Article 13.1(b)(ii), the relevant transferor holder of Series A Preferred Shares shall give not less than ten (10) Business Days’ prior written notice to the Company that such holder intends to transfer any or all of the Series A Preferred Shares it holds and surrender the certificate or certificates representing such Series A Preferred Shares, duly endorsed, at the Registered Office or principal place of business of the Company or of any share registrar and transfer agent (or, where such certificate(s) have been lost or destroyed, such holder may provide an indemnity in relation to such certificate(s) being lost or destroyed) for such Series A Preferred Shares to be converted upon the completion of such transfer (which date if not already specified in the notice, shall be notified to the Company as soon as practicable and in any event by no later than three (3) Business Days prior to the completion of such transfer). The Company shall as soon as reasonably practicable issue and deliver to (A) the transferee (whose name if not already specified in the notice, shall be notified to the Company as soon as practicable and in any event by no later than three (3) Business Days prior to the completion of such transfer) a certificate or certificates for the number of Ordinary Shares to which such transferee is entitled pursuant to this Article 13.1 and Article 13.2 and a check or monetary remittance denominated in US$ payable to such transferee in the amount of any cash amounts payable (if any) as a result and in lieu of a conversion into fractional Ordinary Shares, and, if applicable, (B) the transferor a certificate or certificates for the number of Series A Preferred Shares that are represented by the surrendered certificate or certificates but are not transferred to the transferee, and (C) on the date of completion of such transfer, provide to the transferee and transferor a certified copy of the Register of Members which reflects the conversion by way of the repurchase by the Company of such number of such transferor's Series A Preferred Shares to be converted, in consideration for the issuance to the transferee of such number of Ordinary Shares to which such transferee is entitled pursuant to this Article 13.1 and Article 13.2, on the date of completion of such transfer. All certificates evidencing the Series A Preferred Shares which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the Series A Preferred Shares represented thereby converted into Ordinary Shares for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date.

(v)	The Directors may effect such conversion in any manner available under Applicable Law, including redeeming, repurchasing, re-designating or varying the rights of the relevant Series A Preferred Shares on issue and applying the proceeds thereof towards payment for the new Ordinary Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business and to the extent permitted under Applicable Law, make payments out of its capital.

(vi)	The Company shall at all times keep available out of its authorized but unissued Ordinary Shares solely for the purpose of effecting the conversion of the Series A Preferred Shares such number of Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Shares. If at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all outstanding Series A Preferred Shares, in addition to such other remedies as shall be available to the holder of such Series A Preferred Shares, the Company and the Members shall take such corporate action as may be necessary to increase the authorized but unissued Ordinary Shares to such number of Ordinary Shares as shall be sufficient for such purposes.

(vii)	For the avoidance of doubt, no conversion of any Series A Preferred Share shall prejudice the right of the holder of such Series A Preferred Share to receive dividends and other distributions declared in accordance with the Shareholders Deed and the Articles but not paid on such Series A Preferred Share on or before the date of such conversion.

13.2	Adjustments to Conversion Price.

(a)	Special Definitions. For the purposes of this Article 13.2, the following definitions apply:

(i)	“Convertible Securities” means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Ordinary Shares.

(ii)	“Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire either Ordinary Shares or Convertible Securities, including those granted or issued pursuant to the Management Equity Grant or any other Employee Plans.

(b)	No Adjustment of Conversion Price. Notwithstanding any provision to the contrary contained herein, no adjustment in the Conversion Price shall be made in respect of the issuance of New Securities, unless the issue price per Ordinary Share for such New Securities issued or deemed to be issued pursuant to Article 13.2(c) by the Company is lower than the Conversion Price in effect on the date of and immediately prior to such issue.

(c)	Deemed Issuance of New Securities. In the event that the Company issues any Options or Convertible Securities or shall fix a record date for the determination of holders of any class or series of shares of the Company entitled to receive any such Options or Convertible Securities, then the maximum number of Ordinary Shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number that would result in an adjustment pursuant to Article 13.2(c)(ii)) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be New Securities issued as at the time of such issue or, in case such a record date shall have been fixed, as at the close of business on such record date; provided, that New Securities shall be deemed to not have been issued, unless the issue price per Ordinary Share (as determined pursuant to Article 13.2(e)) of such New Securities would be less than the Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be; provided, further, that in any such case in which New Securities are deemed to be issued:

(i)	no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or Ordinary Shares upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(ii)	if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of Ordinary Shares issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(iii)	upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A)	in the case of Convertible Securities or Options for Ordinary Shares, the only New Securities issued were Ordinary Shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange; and

(B)	in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the New Securities deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(iv)	no readjustment pursuant to Article 13.2(c)(ii) or Article 13.2(c)(iii) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (A) the Conversion Price on the original adjustment date and (B) the Conversion Price that would have resulted from any issuance of New Securities between the original adjustment date and such readjustment date; and

(v)	in the case of any Options which expire by their terms not more than thirty (30) days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the manner provided in Article 13.2(c)(iii).

(d)	Adjustment of Conversion Price upon Issuance of New Securities below the Conversion Price. In the event that the Company shall issue or be deemed to have issued New Securities to any Person without consideration or for a consideration per Ordinary Share less than the Conversion Price in effect on the date of and immediately prior to such issuance or deemed issuance, the Conversion Price shall (except as otherwise provided in this Article 13.2) be reduced, concurrently with such issuance or deemed issuance, to a price (calculated to the nearest cent) determined as set forth below:

NCP = OCP * (OS + (NP/OCP))/(OS + NS)

where:

NCP = the new Conversion Price;

OCP = the Conversion Price in effect immediately before the issuance or deemed issuance of the New Securities;

OS = the total number of Ordinary Shares outstanding immediately before the issuance or deemed issuance of the New Securities (treating for this purpose as outstanding all Ordinary Shares issuable (i) upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or (ii) upon conversion or exchange of Convertible Securities (including the Series A Preferred Shares) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance or deemed issuance, but otherwise calculated on a non-diluted basis);

NP = the total consideration received for the issuance or deemed issuance of the New Securities; and

NS = the total number of New Securities actually issued or deemed to be issued.

(e)	Determination of Consideration. For purposes of this Article 13.2, the consideration received by the Company for the issuance or deemed issuance of any New Securities shall be computed as follows:

(i)	Except as provided in Article 13.2(e)(ii), such consideration shall:

(A)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest or accrued dividends;

(B)	insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; provided, that no value shall be attributed to any services performed by any employee, officer or director of the Company; and

(C)	in the event that New Securities are issued or deemed issued together with other shares or securities in or other assets of the Company for consideration which covers both such New Securities and such other shares or securities or other assets, be the proportion of such consideration so received with respect to such New Securities, computed as provided in Article 13.2(e)(i)(A) and Article 13.2(e)(i)(B), as determined in good faith by the Board.

(ii)	The consideration per Ordinary Share received by the Company for New Securities deemed to have been issued pursuant to Article 13.2(c), relating to Options and Convertible Securities, shall be determined by dividing:

(A)	the total amount, if any, received or receivable by the Company (net of any selling concessions, discounts or commissions) as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities; by

(B)	the maximum number of Ordinary Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(f)	Adjustments for Share Dividends, Subdivisions, Combinations or Consolidations of Company Securities. In the event that the issued and outstanding Ordinary Shares shall be subdivided (by share dividend, share split or subdivision or otherwise) into a greater number of Ordinary Shares, the Conversion Price then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event that the issued and outstanding Ordinary Shares shall be combined or consolidated, by reclassification or otherwise, into a fewer number of Ordinary Shares, the Conversion Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(g)	Adjustments for Other Distributions. In the event that the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Ordinary Shares entitled to receive, any distribution payable in securities in or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the holders of Series A Preferred Shares shall receive upon conversion thereof, in addition to the number of Ordinary Shares receivable thereupon, the amount of securities in or assets of the Company which they would have received had their Series A Preferred Shares been converted into Ordinary Shares on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities or assets receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Article 13.2 with respect to the rights of the holders of Series A Preferred Shares.

(h)	Adjustments for Reclassification, Exchange and Substitution. If the Ordinary Shares issuable upon conversion of the Series A Preferred Shares shall be changed into the same or a different number of shares of any other class or classes of shares of the Company, whether by capital reorganization, reclassification, re-designation or otherwise (other than a subdivision or combination of shares provided for above), then and in each such event the holder of each Series A Preferred Share shall have the right thereafter to convert such Series A Preferred Share into the kind and amount of shares and other securities and property receivable upon such reorganization or reclassification or re-designation or other change by holders of the number of Ordinary Shares that would have been subject to receipt by the holders upon conversion of the Series A Preferred Shares immediately before that change, all subject to further adjustment as provided herein.

(i)	Other Dilutive Events. In case any event shall occur as to which the other provisions of this Article 13.2 are not strictly applicable, but the failure to make any adjustment to the Conversion Price would not fairly protect the conversion rights of the Series A Preferred Shares in accordance with the essential intent and principles hereof, then, in each such case, the Directors, in good faith, shall determine the appropriate adjustment to be made, on a basis consistent with the essential intent and principles established in this Article 13.2, necessary to preserve, without dilution, the conversion rights of the Series A Preferred Shares.

(j)	No Impairment. Subject to the Applicable Law, the Company shall not, by amendment of the Memorandum or the Articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action not duly approved in accordance with the Shareholders Deed and the Articles if required, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but shall at all times in good faith assist in the carrying out of all the provisions of this Article 13.2 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Series A Preferred Shares against impairment.

(k)	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article 13.2, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof, and furnish to each holder of Series A Preferred Shares who is affected by such adjustment or readjustment a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Shares who is affected by such adjustment or readjustment, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price, at the time in effect, and (iii) the number of Ordinary Shares and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Shares.

(l)	Calculations. All calculations under this Article 13.2 shall be made to the nearest cent or to the nearest 1/100 of a Share, as the case may be.

(m)	No Adjustment. No adjustment in the Conversion Price need be made if such adjustment would result in a change in the Conversion Price of less than US$0.0001. Any adjustment of less than US$0.0001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of US$0.0001 or more in the Conversion Price. If an adjustment in the Conversion Price would result in the reduction of the Conversion Price to below the par value of an Ordinary Share, the Conversion Price shall be deemed to be reduced to an amount equal to the par value of an Ordinary Share.

14.	Lien on Shares

14.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

14.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with, the Shares may be sold.

14.3	To give effect to any such sale, the Directors may authorize any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

14.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15.	Call on Shares

15.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made. For the purposes of Articles 15 and 16, Director(s) that are nominated by the Member(s) whose Shares are subject to calls pursuant to this Article 15 shall be excluded from deliberating, voting and deciding on the subject matters covered hereunder.

15.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

15.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

15.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay an interest equal to fifteen percent (15%) per annum on the amount unpaid from the day it became due and payable until it is paid or at such other interest rate as the Directors may determine from time to time (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

15.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles, shall apply as if that amount had become due and payable by virtue of a call.

15.6	Subject to Article 45 hereof, the Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

15.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

15.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16.	Forfeiture of Shares

16.1	If a call or instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with an interest equal to fifteen percent (15%) per annum on the amount unpaid from the day it became due and payable until it is paid and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, the Shares in respect of which the call was made will be liable to be forfeited.

16.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

16.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition, the forfeiture may be canceled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person, the Directors may authorize any person to execute an instrument of transfer of the Share in favor of that person.

16.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of the Shares forfeited and shall surrender to the Company for cancelation the certificate for the Shares forfeited (all certificates evidencing such forfeited Shares shall be deemed to have been retired and canceled notwithstanding the failure of the holder or holders thereof to surrender such certificates) and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with an interest equal to fifteen percent (15%) per annum on the amount unpaid from the day it became due and payable until it is paid or at such other interest rate as the Directors may determine from time to time, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

16.5	A certificate in writing under the hand of one Director or authorized officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

16.6	The provisions of the Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

17.	Transmission of Shares

17.1	If a Member dies, the survivor or survivors (where they were a joint holder) or their legal personal representatives (where they were a sole holder), shall be the only persons recognized by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

17.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share, they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

17.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled, if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share, until the requirements of the notice have been complied with.

18.	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	Subject to the provisions of the Statute and Article 45 hereof, the Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so canceled.

18.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute and Article 45 hereof, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19.	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20.	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten percent (10%) of the aggregate voting power of all of the Ordinary Shares entitled to attend and vote at general meetings of the Company (including the Series A Preferred Shares on an as-converted basis).

20.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

20.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one (21) days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall remain to be subject to other Articles hereof and shall be held no later than the day which falls three (3) months after the expiration of the said twenty-one (21)-day period.

20.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

21.	Notice of General Meetings

21.1	At least seven (7) Business Days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned; provided, that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is so agreed by all of the Members entitled to attend and vote thereat.

21.2	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22.	Proceedings at General Meetings

22.1	No business shall be transacted at any general meeting unless a quorum is present. Members holding (a) a majority of the aggregate voting power of all of the Ordinary Shares and (b) a majority of the aggregate voting power of all of the Series A Preferred Shares, entitled to attend and vote thereat, present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy shall be a quorum.

22.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4	If a quorum is not present within one hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within one hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the Board shall preside as chairperson at such general meeting. If there is no such chairperson, or if the chairperson shall not be present within fifteen (15) minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect by majority one of their present members to be chairperson of the meeting.

22.6	If no Director is willing to act as chairperson or if no Director is present within fifteen (15) minutes after the time appointed for the meeting to commence, the Members present shall choose one of their members to be chairperson of the meeting.

22.7	The chairperson may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8	When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise, it shall not be necessary to give any such notice of an adjourned meeting.

22.9	At any general meeting a resolution put to the vote of the meeting shall be decided through a poll.

22.10	A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting.

22.11	In the case of an equality of votes, the chairperson shall not be entitled to a second or casting vote, and such resolution shall fail.

23.	Votes of Members

23.1	At all general meetings of the Company: (a) the holder of Ordinary Shares issued and outstanding shall have one (1) vote in respect of each Ordinary Share held by such holder, (b) the holder of Series A Preferred Shares shall be entitled to such number of votes as equals the number of Ordinary Shares into which such holder’s collective Series A Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s Members entitled to vote or, if no such record date is established, at the date such vote is taken or any written resolution of the Company’s Members is first solicited. To the extent that the Articles or the Shareholders Deed require or contemplate the Series A Preferred Shares to vote separately as a class or series with respect to any matters and to the extent permitted by the Statute, such Series A Preferred Shares shall have the right to vote separately as a class or series with respect to such matters. Otherwise, the holders of Series A Preferred Shares and the holders of Ordinary Shares shall vote together as a single class.

23.2	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4	No person shall be entitled to vote at any general meeting or at any separate class meeting of the holders of a series of Shares, unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

23.5	No objection shall be raised as to the qualification of any voter, except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

23.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorized representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7	On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

24.	Proxies

24.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorized in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorized representative. A proxy need not be a Member.

24.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3	The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted and has not been declared to have been duly deposited by the chairperson, shall be invalid.

24.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

24.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25.	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise, if it were an individual Member.

26.	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27.	Directors

27.1	Subject to this Article 27, there shall be a Board consisting of no more than [●] ([●]) persons (exclusive of alternate Directors); provided, however, that the Company may by Ordinary Resolution increase the limits in the number of Directors as may be required to effect the appointment contemplated under Article 45.2(h).

27.2	Each Member shall be entitled to nominate and appoint one (1) director to the Board for every seven point five percent (7.5%) of its Aggregate Ownership Percentage (each such director, a “Shareholder Director” and, collectively, the “Shareholder Directors”), and shall be entitled to remove any Shareholder Director nominated and appointed by it pursuant to this Article 27.2. Each appointment, removal or replacement made pursuant to this Article 27.2 shall be made by the relevant Member by notice in writing to the Company, and subject to applicable law, shall take effect immediately on the date stated in such written notice (being a date on or after the date of such written notice).

27.3	Notwithstanding Article 27.2, for so long as the GDSH Founder holds one percent (1%) or more of the share capital of the Company (calculated on a fully-diluted basis), the GDSH Founder shall be entitled to nominate, appoint and remove one (1) director to or from the Board (the “GDSH Founder Director”). This Article 27.3 shall survive the consummation of any IPO.

27.4	Subject to Article 28.5, if the Board reasonably determines in its sole discretion that a Shareholder Director has or is reasonably likely to have a conflict of interest with any Group Company or any business conducted by any Group Company (the “Conflicted Shareholder Director”), the Board may, and each Major Shareholder shall (if requested by the Board) cause its respective Shareholder Director(s) to, (i) suspend or terminate the appointment of the Conflicted Shareholder Director, (ii) exclude the Conflicted Shareholder Director from relevant Board Meetings, or (iii) withhold competitively sensitive information from the Conflicted Shareholder Director; provided that nothing in this Article 27.4 shall impair the right of the Member who appointed such Conflicted Shareholder Director to appoint another individual to replace such Conflicted Shareholder Director and serve as a replacement Shareholder Director pursuant to Article 27.2 or Article 27.3, as applicable.

28.	Powers of Directors

28.1	Subject to the provisions of the Statute, the Memorandum and Article 45 hereof, and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company, including to adopt such policy, guidance or governance framework for the purposes as the Directors deem appropriate, including for the corporate governance of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid, if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2	All checks, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4	Subject to Article 45, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28.5	If the Board is required to determine whether a Person has or is reasonably likely to have a conflict of interest with any Group Company or any business conducted by any Group Company under Articles 27.4 and 35.6 (the “Potential Conflicted Person”), such determination shall be made by the Board acting by majority of the directors who are not appointed by the Member(s) appointing the Potential Conflicted Person(s).

29.	Appointment and Removal of Directors

29.1	Subject to the provisions of Sections 2.01, 2.04 and 2.05 of the Shareholders Deed and the Articles including Articles 27.2, 27.3 and 27.4, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.2	Subject to the provisions of Sections 2.01, 2.04 and 2.05 and 2.08(a)(iii) of the Shareholders Deed and the Articles including Articles 27.2, 27.3, 27.4 and 45.1(c), the Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director, provided, that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

30.	Vacation of Office of Director

The office of a Director shall be vacated, if:

(a)	the Director is removed pursuant to Article 27 or Article 29 hereof or Section 2.01 (subject to Section 2.10) or Section 2.04 of the Shareholders Deed; or

(b)	the Director gives notice in writing to the Company that they resign the office of Director; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	if the Director ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under the provisions of any law or enactment;

provided that nothing in this Article 30 shall impair the right of the Member who appointed such vacated Director to appoint another individual to replace such vacated Director and serve as a replacement Director pursuant to Article 27.2 or Article 27.3, as applicable.

31.	Proceedings of Directors

31.1	Meetings of the Board (“Board Meetings”) shall take place at least [once every quarter]. Board Meetings may be convened by any Director on not less than seven (7) Business Days’ written notice, which shall specify the date, time and place of such Board Meeting and be accompanied by an agenda of the businesses to be transacted and copies of all papers relevant for such Board Meetings and given to the Company and each Director. Board Meetings may be held on a shorter notice with the written consent of all of the Directors, or waived by any Director who does not receive timely notice with the written consent of that Director or by his presence at such Board Meetings. The Company shall at all times facilitate the participation of the Directors by videoconference, teleconference or other remote communication device, if such Director(s) are not physically present at any Board Meeting.

31.2	A quorum of the Board Meetings shall consist of a majority of the Directors then appointed, including at least one (1) Director appointed by each of the Major Shareholders; provided, that, if a quorum is not present within one (1) hour after the time appointed for a Board Meeting, such meeting shall be adjourned to such date, time and place as the Board may determine on not less than four (4) Business Days’ notice, and if at such adjourned meeting a quorum is not present within one (1) hour from the time appointed for such meeting, then the Directors present at such meeting will constitute a quorum.

31.3	A person who holds office as an alternate Director shall, if their appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum.

31.4	Subject to the Board Reserved Matters under Article 45.1 and Section 2.08(c) of the Shareholders Deed, all actions of the Board shall require the affirmative vote of at least a majority of the Directors present at a duly convened Board Meeting, at which a quorum is present, or the written consent of all of the Directors. Each Director may exercise one (1) vote; provided, that, in the event less than all of the GDSH Directors are present at a Board Meeting, the GDSH Director(s) attending such meeting shall be entitled to exercise (in the aggregate) such number of votes that is equal to the total number of GDSH Directors that GDSH is entitled to nominate and appoint at such time.

31.5	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. In the case of an equality of votes, the chairperson shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

31.6	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

31.7	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director), subject to Section 2.08(a)(iii) of the Shareholders Deed and Article 45.1(c) and if applicable, Sections 2.01 and 2.10 of the Shareholders Deed and Article 27, shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.8	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body; but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.9	The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within thirty (30) minutes after the time appointed for the meeting to commence, the Directors present may choose one of their members to be chairperson of the meeting.

31.10	A Director but not an alternate Director may be represented at any meetings of the Board by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32.	Directors’ Interests

Subject to the provisions of the Articles including Article 27.4:

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction which is entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested and is duly approved in accordance with the Articles be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realized by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested; provided, that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33.	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class and/or series of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34.	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by that Director; provided, that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith, if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	Subject to Schedule 3 of the Shareholders Deed, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Subject as otherwise provided in Schedule 3 of the Shareholders Deed, any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions and Schedule 3 of the Shareholders Deed, the proceedings of any such committee, local board or agency may be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine; provided, that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorized signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorized signatories as the Directors may think fit and may also authorize any such attorney or authorized signatory to delegate all or any of the powers, authorities and discretions vested in them.

34.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment, an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate their office at any time, if they give notice in writing to the Company that they resign their office.

34.6	Notwithstanding anything to the contrary herein, from the Series A Closing Date through the fifth (5th) anniversary thereof, for so long as the GDSH Founder remains a Director, any appointment or removal of, or any material amendment to the terms of employment of, the chief executive officer, the chief financial officer, the chief operating officer, or any other equivalent officer of the Company shall, in each case, require the prior written consent of (a) the GDSH Founder if he was then a GDSH Director or (b) the GDSH Founder Director; provided that (x) the foregoing shall cease to apply upon the occurrence of Cause in respect of the GDSH Founder (as determined by a court of competent jurisdiction in a final and non-appealable judgment), and (y) the GDSH Founder and the GDSH Founder Director may not assign or delegate their rights, interests, remedies, obligations, and liabilities under this Article 34.6 to any Person. This Article 34.6 shall survive the consummation of any Public Listing or IPO, subject to good faith consultation by the GDSH Founder with the Public Listing or IPO underwriters and compliance with Applicable Law.

35.	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them.

35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

35.3	An alternate Director shall cease to be an alternate Director, if their appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

35.6	Subject to Article 28.5, if the Board reasonably determines in its sole discretion that an alternate Director of a Shareholder Director has or is reasonably likely to have a conflict of interest with any Group Company or any business conducted by any Group Company, the Board may cause the appointing Director to suspend or terminate the appointment of such alternate Director or exclude such alternate Director from relevant Board Meetings, or withhold competitively sensitive information from such alternate Director.

36.	Remuneration of Directors

36.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all documented travelling, hotel and other out-of-pocket expenses reasonably incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class and/or series of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

36.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

37.	Seal

37.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

37.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

37.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever, provided that if the execution of such document requires approval of the Board or the Members in accordance with the Articles, such approval shall be obtained.

38.	Dividends, Distributions and Reserve

38.1	Subject to the Statute and Article 45.2(g) and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorize payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend, unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid, except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by Applicable Law.

38.2	If the Board declares a distribution on the holders of the Ordinary Shares in accordance with the Articles, the holders of the Series A Preferred Shares shall be entitled to receive, on parity with each other and pari passu with the holders of the Ordinary Shares, non-cumulative dividends ratably (on a fully-diluted and as-converted basis) on the record date for such dividend for each Series A Preferred Share held by such holders (as adjusted for any share splits or subdivision, share dividends, combinations, consolidations, recapitalizations or similar transactions affecting the Series A Preferred Shares), payable out of funds when and as such funds become legally available thereof.

38.3	Except as otherwise provided by the rights attached to any Share, all Dividends and other distributions shall be paid according to the amounts paid or credited as paid on the Shares of such class issued and outstanding on the record date for such Dividend or distribution as determined in accordance with the Articles. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

38.4	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

38.5	Subject to the provisions of the Articles, the Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

38.6	Except as otherwise provided by the rights attached to any Share, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

38.7	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

38.8	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by check or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses or other monies payable in respect of the Share held by them as joint holders.

38.9	No Dividend or other distribution shall bear interest against the Company.

38.10	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name; provided, that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six (6) years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

39.	Capitalization

Subject to the provisions of the Articles, the Directors may at any time capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible among such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and among them in the proportion aforesaid. In such event, the Directors shall do all acts and things required to give effect to such capitalization, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorize any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalization and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

40.	Books of Account

40.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five (5) years from the date on which they are prepared. Proper books shall not be deemed to be kept, if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

40.2	Subject to the provisions of the Articles and Section 6.06 of the Shareholders Deed, the Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by Statute or authorized by the Directors or by the Company in general meeting.

40.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Applicable Law.

41.	Audit

41.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

41.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

41.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next extraordinary general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.	Notices

42.1	Except as otherwise provided in the Articles, notice shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

42.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third (3rd) day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth (5th) day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email, service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

42.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given, if the death or bankruptcy had not occurred.

42.4	Notice of every general meeting shall be given in any manner authorized by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting, except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

43.	Winding Up

43.1	If the Company shall, subject to Article 45.2(d) hereof, be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit.

43.2	Subject to Article 44 hereof, if the Company shall be wound up, the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide among the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

44.	Liquidation Preference

44.1	Notwithstanding anything to the contrary herein, in the event of any Liquidation Event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the Members shall be distributed to the Members as follows:

(a)	The holders of the Series A Preferred Shares shall be entitled to receive, on parity with each other and prior and in preference to any distribution of any such assets or funds of the Company to the holders of the Ordinary Shares by reason of their ownership of such shares, an amount per Series A Preferred Share (the “Series A Preference Amount”) equal to the greater of:

(i)	the amount that will enable each Series A Preferred Share to generate an IRR for the holder of such Series A Preferred Share of at least ten percent (10%); and

(ii)	the amount which would have been payable to each such holder had their respective Series A Preferred Shares been converted into Ordinary Shares immediately prior to such Liquidation Event.

In the event that the Company has insufficient assets to permit payment of the Series A Preference Amount in full to all holders of Series A Preferred Shares, then the assets and funds of the Company shall be distributed ratably to the holders of the Series A Preferred Shares in proportion to the Series A Preference Amount each such holder of Series A Preferred Shares would otherwise be entitled to receive.

(b)	If there are any assets or funds remaining after the aggregate Series A Preference Amount has been distributed or paid in full to the applicable holders of Series A Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed among the holders of Ordinary Shares pro rata based on the number of Ordinary Shares (for the avoidance of doubt, excluding any Ordinary Share issued or issuable upon the conversion of any Series A Preferred Shares if the Series A Preference Amount has been paid in respect of such Shares) held by each holder.

44.2	A “Liquidation Event” shall mean any of the following (in a single transaction or a series of related transactions), unless otherwise waived in writing by the Series A Supermajority: (a) any liquidation, dissolution or winding-up of the Company; (b) any sale, transfer, or other disposal, of all or substantially all of the assets of the Group, taken as a whole; (c) a merger or consolidation of the Company with or into another Person, except for a merger or consolidation (i) in which the holders of the Shares (on an Ordinary Share Equivalents basis) immediately prior to such merger or consolidation continue to hold in the aggregate at least fifty percent (50%) of the voting power or the issued share capital of the surviving or acquiring Person, or (ii) that is effected for purposes of any internal restructuring or reincorporation into another domicile; and (d) to the extent not captured by Article 44.2(c), any sale, transfer or other disposal of Shares (whether by merger, reorganization or other transaction) in which the holders of the Shares (on an Ordinary Share Equivalents basis) immediately prior to such transaction cease to hold in the aggregate at least fifty percent (50%) of the outstanding voting power or issued share capital of the surviving or acquiring Person.

44.3	Subject to Article 45, in the event the Company proposes to distribute assets other than cash following a Liquidation Event, the value of the assets to be distributed to the Members shall be determined in good faith by the Board; provided, that any securities not subject to restrictions on free marketability shall be valued as follows:

(a)	if traded on a securities exchange, the value shall be deemed to be 30-Day VWAP as of the date of the distribution;

(b)	if traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the thirty (30) consecutive day period ending three (3) days prior to the distribution; and

(c)	if there is no active public market, the value shall be the fair market value thereof as determined in good faith by the Board,

provided, further, that the method of valuation of securities subject to restrictions on free marketability shall be adjusted to make an appropriate discount from the market value determined as above in Articles 44.3(a) through 44.3(b) to reflect the fair market value thereof as determined in good faith by the Board (including the prior written consent of the majority of the Investor Directors).

45.	Protective Provisions

45.1	Notwithstanding anything to the contrary herein but subject to Section 2.08(c) of the Shareholders Deed, the Company shall not, and shall cause each of its Subsidiaries not to, take, permit, approve, authorize, or agree or commit to any action with respect to any of the following matters (each, a “Board Reserved Matter”), whether in a single transaction or a series of related transactions and whether directly or indirectly, without the prior written approval of a majority of the Board, which shall include (A) at least one of the GDSH Directors, and (B) each of the then duly appointed Investor Directors:

(a)	any approval of, entry into, or any adjustment or modification to or waiver of the terms of, or any dispute (including any proceedings or settlement in respect thereof) relating to, any transaction or series of related transactions involving any Group Company, on the one hand, and any Related Party (which, for the avoidance of doubt, shall include GDSH and any Affiliate or Associate of GDSH), on the other hand, other than any transaction or series of related transactions, or any of the foregoing actions in respect thereof, which (x) during the period when the applicable GDSH Services Agreements remain in effect, (A) is expressly contemplated pursuant to the terms of the GDSH Services Agreements and (B) involves any payment by the Group Companies of no more than US$15 million in any consecutive twelve (12)-month period (when aggregated with all other payments by the Group Companies that fall under this Article 45.1(a)(x)(B) during such twelve (12)-month period), or (y) following the termination of the GDSH Services Agreements, that is conducted in the ordinary course of business on arm’s-length basis and involves payment by the Group Companies of no more than US$1 million in any consecutive twelve (12)-month period (when aggregated with all other payments by the Group Companies that fall under this Article 45.1(a)(y) during such twelve (12)-month period);

(b)	any investment in, or purchase or other acquisition of, any individual project or other assets or investments, or any sale, transfer or other disposal of any individual project or other assets or investments of the Group, in each case, in an amount in excess of US$200 million;

(c)	any alteration in the size or composition of the board of directors of any Group Company, or any committee thereof, except as otherwise permitted under the Transaction Documents; or

(d)	adoption of, or any amendment to, any Employee Plans, other than the adoption of the Management Equity Grant in accordance with Section 6.08 of the Shareholders Deed.

45.2	Notwithstanding anything to the contrary herein and subject always to the Statute, the Company shall not, and shall cause each of its Subsidiaries not to, take, permit, approve, authorize, or agree or commit to any action with respect to any of the following matters (each, a “Shareholder Reserved Matter”), whether in a single transaction or a series of related transactions and whether directly or indirectly, without the prior written approval of each of the Major Shareholders, in addition to any other approval required under the Articles and the Statute:

(a)	amendment of or modification to, or waiver under, the Memorandum or the Articles, other than any amendment, modification or waiver (excluding any amendment or modification for issuance of additional Series A Preferred Shares, which shall require the approval of the then existing Series A Supermajority) that (x) would not disproportionately and adversely affect the rights, preferences or privileges of any Major Shareholder compared to other similarly situated Members in any material respect, (y) is made solely for administrative purposes or is made solely to align the Memorandum or the Articles with the provisions of the Shareholders Deed pursuant to Section 2.09 thereof, or (z) is required to comply with Applicable Law;

(b)	except as otherwise permitted under the Shareholders Deed (including for the avoidance of doubt any transactions contemplated under Section 5.01, Section 5.02 or Section 5.06 of the Shareholders Deed), merger, recapitalization, amalgamation, spin-off, consolidation or similar transaction which would be considered a Control Transaction and would imply an equity valuation of the Company that will result in (x) an IRR to the holder of each Series A Preferred Share being less than ten percent (10%), and (y) the amount (after deduction of transaction expenses incurred and Taxes paid by the Company in connection with such Control Transaction) paid to the holder of each Series A Preferred Share representing a premium of less than seventy-five percent (75%) of the Series A Preferred Share Issue Price, in each case, as appropriately adjusted for any distribution, share dividend, share split or subdivision, combination or consolidation, reorganization, recapitalization, reclassification or other similar event affecting the Series A Preferred Shares;

(c)	change of name of any Group Company; provided that, the use of “GDS” and “GDS International” by any Group Company shall be pursuant to and in accordance with the terms of the relevant GDSH Services Agreements;

(d)	commencement of or consent to (x) any voluntary liquidation, whether solvent or insolvent, or (y) any proceeding seeking (A) to adjudicate it as bankrupt or insolvent, (B) liquidation, winding up, dissolution, reorganization, or other arrangement under Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or (C) the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property;

(e)	sale, transfer or other disposal of all or substantially all of the undertaking, goodwill or assets of the Group which would imply an equity valuation of the Company of less than its fair market value, except as otherwise permitted under the Shareholders Deed (including for the avoidance of doubt any applicable transactions contemplated under Section 5.01, Section 5.02 or Section 5.06 of the Shareholders Deed);

(f)	borrowing or lending of any money or securing or providing guarantee for any indebtedness that is, in each case, (x) not in the ordinary course of business of the Group Companies and (y) not expressly contemplated pursuant to the terms of the GDSH Services Agreements;

(g)	making of any distribution of profits of the Company by way of interim or final dividend, capitalization of reserves or otherwise, except for distribution in connection with a transaction contemplated under Section 5.01, Section 5.02 or Section 5.06 of the Shareholders Deed;

(h)	appointment of any independent director to the Board other than pursuant to Section 2.01 or 2.05 of the Shareholders Deed, as the case may be or the Articles; or

(i)	any Public Listing, other than a QIPO consummated following the first (1st) anniversary of the Series A Closing Date.

provided, that where any Ordinary Resolution or Special Resolution is required to approve any of the matters referred to in this Article 45.2 and such matter has not received the approval of each of the Major Shareholders, as required by this Article 45.2, the Members who vote against such Ordinary Resolution or Special Resolution shall have the number of votes equal to (i) the votes of all Members who vote for such resolution, plus (ii) one.

45.3	Notwithstanding anything to the contrary herein, following consultation with the senior members of the management of the Company in good faith, a majority of the Board (excluding GDSH Directors), shall have the right to cause the Company or any of its Subsidiaries to enforce any of its rights and seek remedies under or in accordance with the terms of any agreements or transactions between GDSH or any Affiliate or Associate of GDSH, as applicable, on the one hand, and any Group Company, on the other hand, against GDSH or such Affiliate or Associate of GDSH, as applicable; for the avoidance of doubt, GDSH Directors shall abstain from voting on the aforementioned matters.

46.	Indemnity and Insurance

46.1	Every Director and officer of the Company (which, for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default, to the fullest extent permitted by Applicable Law. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions, unless that liability arises through the actual fraud or willful default of such Indemnified Person. No person shall be found to have committed actual fraud or willful default under this Article, unless or until a court of competent jurisdiction shall have made a finding to that effect.

46.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other documented costs and out-of-pocket expenses reasonably incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company, if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

46.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

47.	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and, following the year of incorporation, shall begin on January 1st in each year.

48.	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

49.	Mergers and Consolidations

Subject to Article 45.2(b), the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

50.	Company Redemption Rights

50.1	If an IPO has been consummated on or prior to the sixth (6th) anniversary of the Series A Closing Date and any Series A Preferred Shares remain outstanding following the sixth (6th) anniversary of the Series A Closing Date, the Company shall have the right at its election (but not the obligation) from time to time to redeem all or any of the then outstanding Series A Preferred Shares on a pro rata basis in accordance with the relative Aggregate Ownership Percentage among the holders of such Series A Preferred Shares in cash at a redemption price (the “Redemption Price”) that will generate an IRR of at least ten percent (10%) for the holder of each Series A Preferred Share (the “Company Redemption Rights”).

50.2	If the Company elects to exercise the Company Redemption Rights pursuant to Article 50.1, the Company shall give written notice of redemption (the “Redemption Notice”) to all Series A Preferred Shareholders (the “Redeeming Shareholders”) setting out the number of Series A Preferred Shares to be redeemed (the “Redemption Shares”) and the Redemption Price (including the calculation thereof) at least twenty-five (25) Business Days prior to the Redemption Date designated therein. A Redemption Notice delivered by the Company may not be later revoked or withdrawn by the Company. If any Redeeming Shareholders delivers, at least five (5) Business Days prior to the Redemption Date, a written notice to the Company to convert any or all of its Series A Preferred Shares into Ordinary Shares in accordance with Article 13, such holder shall be entitled to receive the Ordinary Shares issued upon conversion of such Series A Preferred Shares (by way of the repurchase by the Company of such Series A Preferred Shares in consideration for the issuance of such Ordinary Shares), and for the avoidance of doubt, neither such Ordinary Shares nor such Series A Preferred Shares shall be subject to any Company Redemption Rights.

50.3	The Redemption Notice shall contain instructions for the Redeeming Shareholders to deliver to the Company’s share register or transfer agent, as applicable, the share certificates for the Redemption Shares (if any, or if such certificates have been lost or destroyed, to give an indemnity in favor of the Company in relation to such lost or destroyed certificates) and to provide payment details to the Company. Upon such delivery of the share certificates for the Redemption Shares, the Company shall pay or cause to be paid directly or via a transfer agent to each Redeeming Shareholder that has complied with the instructions set forth in such Redemption Notice such Redeeming Shareholder’s Redemption Price in cash by wire transfer to its designated bank account on or prior to the Redemption Date as designated in the notice, and shall procure that the register of members is updated to reflect such redemption of such Redemption Shares.

50.4	With respect to any Redemption Shares which have been specified to be redeemed by the Company pursuant to the Company Redemption Rights in accordance with the provisions of this Article 50, and for which the Company has irrevocably paid the Redemption Price to the applicable Redeeming Shareholders: (a) dividends shall cease to accrue on such Redemption Shares, (b) such Redemption Shares shall no longer be deemed outstanding, and (c) all rights with respect to such Redemption Shares shall cease and terminate.

51.	Series A Change of Control Redemption Rights

51.1	Upon the occurrence of either a GDSH Change of Control or a GDSI Change of Control (each, a “Series A CoC Transaction”), the holder of each Series A Preferred Share shall have the right (but not the obligation) at its election to require the Company to redeem, and the Company shall be obligated pursuant to this Article 51 to redeem, such Series A Preferred Share in cash at a price (the “Series A CoC Redemption Price”) that will generate an IRR of ten percent (10%) in respect of such Series A Preferred Share (the “Series A CoC Redemption Rights”); provided that, if a GDSI Change of Control transaction is also a Tag-Along Sale for which Tag-Along Right (each as defined in the Shareholders Deed) is available to holders of Series A Preferred Shares under Section 4.04 of the Shareholders Deed, then any holder of Series A Preferred Shares that has exercised its Tag-Along Right and sold its Tag-Along Portion (as defined in the Shareholders Deed) in such Tag-Along Sale shall not be entitled to exercise the Series A CoC Redemption Rights for the same transaction.

51.2	Promptly following and in any event no later than five (5) Business Days following the consummation of a Series A CoC Transaction, GDSH and the Company shall notify each holder of Series A Preferred Shares in writing (the “Series A CoC Transaction Notice”). The Series A CoC Transaction Notice shall identify the nature of the transaction or series of transactions that constitute the Series A CoC Transaction, including the consideration and all other material terms and conditions thereof (which, in case of a GDSI Change of Control for which a Tag-Along Notice (as defined in the Shareholders Deed) has been delivered pursuant to Section 4.04 of the Shareholders Deed, shall include any material modifications, if any, to the information set forth in such Tag-Along Notice) and shall identify the Series A CoC Redemption Price and the Series A CoC Redemption Date, which shall be no earlier than ten (10) and no later than thirty (30) Business Days following the consummation of the Series A CoC Transaction.

51.3	If a holder of Series A Preferred Shares elects to exercise its Series A CoC Redemption Rights pursuant to Article 51.1) (a “Series A CoC Redemption Party”), such Series A CoC Redemption Party shall give written notice (the “Series A CoC Redemption Notice”) to the Company setting out the number of Series A Preferred Shares to be redeemed (the “Series A CoC Redemption Shares”) at the Series A CoC Redemption Price and its bank account details by no later than [ten (10)] Business Days following the date of the Series A CoC Transaction Notice.

51.4	On the Series A CoC Redemption Date, the Company shall pay, or cause to be paid, directly or via a transfer agent to each Series A CoC Redemption Party such Series A CoC Redemption Party’s Series A CoC Redemption Price in cash in immediately available funds by wire transfer to its designated bank account set forth in its Series A CoC Redemption Notice, and shall procure that the register of members is updated to reflect such redemption of such Series A CoC Redemption Shares.

51.5	With respect to any Series A CoC Redemption Shares which have been redeemed by the Company pursuant to the Series A CoC Redemption Rights in accordance with the provisions of this Article 51, and for which the Company has irrevocably paid the Series A CoC Redemption Price to the applicable Series A CoC Redemption Party(ies): (a) dividends shall cease to accrue on such Series A CoC Redemption Shares, (b) such Series A CoC Redemption Shares shall no longer be outstanding, and (c) all rights with respect to such Series A CoC Redemption Shares shall cease and terminate.

Exhibit C

FORM OF SERVICES AGREEMENT

AGREED FORM

Dated            , 2024

SERVICES AGREEMENT

by and between

DigitalLand Holdings Limited

and

GDS Holdings Limited

-i-

SCHEDULE

Schedule 1 – Services

-ii-

THIS SERVICES AGREEMENT (this “Agreement”), entered into as of [•], 2024 (the “Effective Date”), is by and between DigitalLand Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”) and GDS Holdings Limited, a Cayman Islands exempted company with limited liability (the “Service Provider”). The Company and the Service Provider are each referred to herein as a “Party” and collectively as the “Parties.”

R E C I T A L S:

WHEREAS, the Company desires to obtain from the Service Provider, and the Service Provider desires to provide or make available to the Company, certain Services (as defined below) on terms and subject to the conditions of this Agreement; and

WHEREAS, the Company desires to appoint the Service Provider as the Company’s sole and exclusive agent to perform the Sales Services (as defined below) with respect to any PRC Customer (as defined below) on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

Article I

Definitions

Section 1.1      Definitions. When used in this Agreement, including any Schedule hereto, the following terms shall have the meanings assigned to them in this Section 1.1 or in the applicable Section of this Agreement to which reference is made. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, and Schedules are to Articles, Sections, and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any law include all rules and regulations promulgated thereunder and as amended, modified or supplemented from time to time. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to any Person include the successors and permitted assigns of that Person.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person; provided, that for the purposes of this Agreement, no member of the Company Group shall be deemed to be an Affiliate of any member of the Service Provider Group, and no member of the Service Provider Group shall be deemed to be an Affiliate of any member of the Company Group.

“Anti-Corruption Law” means all Applicable Law relating to anti-bribery, anti-corruption, record keeping and internal control, including (a) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (b) the UK Bribery Act of 2010 (as amended), (c) the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong) (as amended), and (d) legislation applicable to the Group adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Anti-Money Laundering Law” means, with respect to any Person, all financial recordkeeping and reporting requirements under the Applicable Law relating to anti-money laundering and financing of terrorism, including those of the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (as amended), and the applicable anti-money laundering laws, rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

“Applicable Law” means, with respect to any Person, any transnational, domestic, foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule (including stock exchange rules), regulation, Order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business” means the development and operation of data centers and provision of data center colocation and other related services provided by the Company Group.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Hong Kong, New York, or Singapore are required or authorized by Applicable Law to be closed.

“Company Group” means the Company and its Subsidiaries.

“Company Offerings” means the services provided by the Company Group in connection with the Business.

“Contract” means all agreements, contracts, leases, licenses, commitments, orders or instruments and other legally binding agreement or arrangement.

“Control” means, with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, or by effective control whether through the ownership of voting securities, by Contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; and the terms “Controlled by”, “Controlling” and “under common Control with” have the meaning correlative to the foregoing.

“Force Majeure Event” means, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), which by its nature could not reasonably have been foreseen by such Party (or such Person), including acts of God, fires, floods, earthquakes, tornadoes, riots, sabotage, insurrection, civil commotion, interference by civil or military authorities, war, acts of war (declared or undeclared) or armed hostilities, acts of terrorism, civil disturbances, strikes, lockouts or failures of distribution or transportation facilities, fuel or energy shortages, epidemics or pandemics.

“GDPR” means the General Data Protection Regulation (EU) 2016/679.

“Governmental Authority” means any federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, and including any listing or securities exchange.

“Losses” means all losses, damages, liabilities, claims, proceedings, costs and expenses, together with all interest, penalties and legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution, defense or enforcement of any proceeding, claim or alleged claim and amounts paid in settlement.

“Order” means an order, injunction, judgment, decree or demand issued by a court or any other Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Information” means information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly with an identified or identifiable natural person, as defined by applicable U.S. Data Privacy and Protection Laws and to which Service Provider has access to from time to time in connection with performance of services for the Company.

“PRC Customer” means any existing or potential customer of the Company or end-user of the Company Offerings that is headquartered in the Territory. ByteDance and Ai, Kuaishou shall be deemed to be PRC Customers.

“Quarter” means the period from and including the Effective Date to the first Quarter Day thereafter (whether or not such initial period is in fact a quarter of a calendar year) and, in respect of each subsequent ‘Quarter’, the quarterly period beginning on the relevant Quarter Day and expiring on the day before the following Quarter Day.

“Quarter Day” means each of [January 1, April 1, July 1 and October 1] in any calendar year.

“Representatives” means, with respect to a Person, the officers, directors, employees, counsel, accountants, advisors, representatives and agents of such Person.

“Service Period” means, with respect to any Service, the period commencing on the Effective Date (unless otherwise specified on Schedule 1) and ending at the close of business on the earlier of (a) the date on which such Service is terminated in accordance with Section 5.2, and (b) except as otherwise specified in Schedule 1, with respect to any particular Service, the date that is one (1) year following the Effective Date or such later date that the Parties mutually agree to in writing.1

“Service Provider Group” means the Service Provider and its Affiliates, excluding any member of the Company Group.

“Subsidiary” means, with respect to any Person, any means, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns (a) equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person, or (b) if no such governing body exists, a majority of the outstanding voting securities of such Person; provided, that for purposes of this Agreement, no member of the Company Group shall be deemed to be a Subsidiary of the Service Provider.

“Tax” means (a) any national, provincial, municipal, local, foreign or other taxes, charges, fees, levies, duties or other assessments imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, and (b) all interest, penalties (administrative, civil or criminal) or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.

“Territory” means the People’s Republic of China and, for the purposes of this Agreement, shall not include Hong Kong Special Administrative Region, Macau Special Administrative Region, or Taiwan.

“Third Party” means any Person other than the Parties or any of their respective Affiliates.

“U.S. Data Privacy and Protection Laws” means all laws and regulations of the United States of America, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020; Virginia Consumer Data Protection Act; Colorado Privacy Act, Connecticut Privacy Act and the Utah Consumer Privacy Act, applicable to the processing of Personal Information.

1 NTD: To provide for one-year unilateral extension right of GDSI.

Section 1.2      Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Definition	Section
Agreement	Preamble
Audit	4.6
Charge	4.1(a)
Charges	4.1(a)
Company	Preamble
Company Representatives	3.2(c)
Confidential Information	7.1
Designated Party	9.2
Dispute	9.6
Effective Date	Preamble
HKIAC	9.7
Oversight Committee	3.2(a)
Parties	Preamble
Party	Preamble
Rules	9.7
Sales Services	6.1
Security Incident	9.2
Seller Entity Representatives	3.2(b)
Service Breach	8.2
Service Provider	Preamble
Services	2.1
Subcontractor	2.6
Term	5.1

Article II

Services

Section 2.1      Services. Commencing on the Effective Date and for the remainder of the applicable Service Period, the Service Provider shall provide, or cause to be provided, to the Company Group, the services described on Schedule 1, as it may be amended or supplemented from time to time in accordance with this Agreement (all such services, collectively, the “Services”).

Section 2.2      Additional Services. The Service Provider shall consider in good faith any requests by the Company for the provision of any additional services that the Company considers necessary, appropriate or desirable to operate the Business, and the Service Provider shall notify the Company in writing of its decision to accept or reject the request within [ten (10)] Business Days of the Company’s request. In the event the Service Provider agrees to provide any such additional services, the provision thereof shall be subject to and provided in accordance with this Agreement, or otherwise on such terms and conditions (including pricing) as the Parties mutually agree in writing. Upon reaching mutual agreement, each such additional service and the relevant service cost shall be added to, and deemed an amendment to, Schedule 1. The Services shall also be deemed to include any additional services that may be mutually agreed or as agreed to be amended, from time to time, and such additional services shall automatically be deemed to constitute “Services” for purposes hereof.

Section 2.3      Performance of Services.

(a)            The Service Provider shall perform or cause to be performed all Services with a commercially reasonable degree of care, skill and diligence and in a timely manner.

(b)            Nothing in this Agreement shall require the Service Provider to perform or cause to be performed any Service to the extent the manner of such performance would constitute a violation of Applicable Law. If, with respect to a Service, the performance of such Service by the Service Provider would constitute a violation of Applicable Law, the Service Provider shall in good faith use its commercially reasonable efforts to provide such Services in a manner as closely as reasonably practicable to the standards described in this Section 2.3 in a manner that avoids a violation of Applicable Law.

(c)            Each Party shall be responsible for its own compliance with any and all laws applicable to its performance under this Agreement. Each Party shall maintain systems of internal controls, policies or procedures reasonably required to ensure compliance with all Applicable Law in all material respects, including Anti-Corruption Law and Anti-Money Laundering Law. No Party shall knowingly take any action in violation of any such Applicable Law that results in liability being imposed on the other Party.

(d)            The Service Provider shall not discriminate against or assign lower priority or treatment to the Company in the provision of Services as compared to any member of the Service Provider Group that uses services similar to the Services.

(e)            The Parties acknowledge and agree that nothing in this Agreement authorizes or shall be deemed to authorize the Service Provider to execute any contracts or documents in the name of or on behalf of the Company.

Section 2.4      Use of Services. Neither the Company nor any of its Subsidiaries shall resell any Services to any Person whatsoever or permit the use of the Services by any Person other than in connection with the operation of the Business.

Section 2.5      Transition of Services. Each Party agrees to cooperate in good faith and to use reasonable best efforts to effectuate an orderly transition of the Services from the Service Provider to the Company to the extent applicable, including assisting with the migration of data and other transitional efforts upon termination of any Service (including as a result of termination of this Agreement) pursuant to Article V.

Section 2.6      Use of Affiliates and Third Parties to Provide Services. The Service Provider may perform its obligations to provide a Service through its Affiliates or through agents, subcontractors, independent contractors or other Third Parties (each, a “Subcontractor”); provided, however, that the Service Provider shall in all cases remain responsible for ensuring that its obligations hereunder, including the provision of the Services in accordance with the terms and conditions of this Agreement, are satisfied, including with respect to any Services provided by a Subcontractor or an Affiliate of the Service Provider, and the Service Provider shall in any event be responsible for transitioning the Service to the Subcontractor and for managing the relationship with the Subcontractor.

Article III

Other Arrangements

Section 3.1      Access. The Company and its Subsidiaries shall (a) make available to the Service Provider and its Representatives all information and materials (subject to the provisions of confidentiality set forth in Article VII) reasonably requested by such Service Provider or its Representatives to enable such Service Provider to provide the Services to the Company, and (b) provide to the Service Provider or its Representatives reasonable access to its premises, facilities and personnel to the extent reasonably necessary for such Service Provider to provide the Services to the Company, in each case in accordance with Applicable Law and any other legal or contractual obligations of the Parties (including confidentiality obligations to Third Parties). The Service Provider and its Subsidiaries shall (a) make available to the Company, its Representatives and any external auditor engaged by the Company or its Affiliates, all information and materials (subject to the provisions of confidentiality set forth in Article VII) reasonably requested by such Company, its Representatives or such external auditor in connection with the provision of Services to the Company, and (b) provide to the Company, its Representatives and any external auditor engaged by the Company or its Affiliates, reasonable access to its premises, facilities and personnel to the extent reasonably necessary for such Company to monitor the Service Provider’s performance of the Services or review, test, monitor, audit and verify the Service Provider’s compliance with this Agreement, or to the extent required for Company and its Affiliates to comply with Applicable Law or regulatory guidance and policies for the oversight and management of vendor services agreements, in each case in accordance with Applicable Law and any other legal or contractual obligations of the Parties (including confidentiality obligations to Third Parties). For the avoidance of doubt, neither Party shall have any general right to access information of the other Party pursuant to this Agreement (other than information related to the provision and receipt of the Services). Each Party agrees, and will require its Affiliates and Representatives to agree, that when on the premises or when accessing any facilities, personnel, equipment, computer, software, network or files owned or controlled by the other Party, it shall conform to the requirements of this Agreement and the policies and procedures of the other Party concerning access, health, safety and security which are made known to such Party in advance.

Section 3.2      Oversight Committee; Service Provider Representatives and Company Representatives.

(a)            During the Term, the Parties shall establish a committee which shall oversee the management and coordination of the provision and receipt of the Services in accordance with this Agreement (the “Oversight Committee”).

(b)            During the Term, the Service Provider shall designate one or more employees, as identified from time to time with written notice to the Company, to the Oversight Committee (the “Service Provider Representatives”) and who shall coordinate and consult with the Company Representatives with regard to the Services. The Service Provider may, from time to time at its reasonable discretion and upon written notice to the Company, substitute other individuals to serve in the capacity of Service Provider Representative.

(c)            During the Term, the Company shall designate one or more employees, as identified from time to time with written notice to the Service Provider, to the Oversight Committee (the “Company Representatives”) and who shall coordinate and consult with the Service Provider Representatives with regard to the Services. The Company may, from time to time at its reasonable discretion and upon written notice to the Service Provider, substitute other individuals to serve in the capacity of Company Representative.

(d)            Subject to Section 9.6, the Service Provider Representatives and Company Representatives shall serve as the respective primary points of contact for the Service Provider, the Company, and each of their respective Affiliates with respect to the subject matter of this Agreement.

Article IV

Charges; Taxes; Books and Records

Section 4.1      Charges for Services; Reimbursements.

(a)            In consideration for the Services to be provided hereunder, the Company shall pay to the Service Provider a fee for the Services (or category of Services, as applicable) (each fee, a “Charge” and, collectively, “Charges”), which Charges shall be set forth on Schedule 1. Such Charges shall be paid in accordance with Section 4.2 below. During the Term, the amount of a Charge for any Service may be modified to the extent of any adjustments mutually agreed to by the Parties.

(b)            Except as otherwise provided in Schedule 1, the Service Provider and its Affiliates will pay for, and in no event will the Company or any of its Affiliates be responsible for, any employees personnel expenses, including wages, salaries, workers compensation, unemployment or disability insurance, termination or severance pays (whether related to any reduction, termination or expiration of any Service or otherwise), and other compensations, benefits, insurance and Taxes relating to Service Provider’s or its Affiliates’ employees and Third Party personnel performing the Services; it being understood by the Company that all employee-related costs are incorporated into the Charges set forth in Schedule 1.

(c)            The Company shall reimburse the Service Provider for reasonable out-of-pocket costs and expenses to the extent incurred by the Service Provider in connection with providing the Services to the Company Group (including reasonable travel-related expenses) to the extent that such costs and expenses are not reflected in the Charges for such Services or otherwise reimbursed to the Service Provider pursuant to another provision of this Agreement; provided, however, that any such costs or expenses (including business travel and related expenses) incurred in excess of an aggregate amount of $[•] shall require advance written approval of the Company.

Section 4.2      Invoices.

(a)            The Service Provider shall issue to the Company an invoice for the Charges for the Services delivered to the Company, in accordance with the invoicing schedule applicable to such Services as set forth on Schedule 1, to the extent such invoice is contemplated under Schedule 1. The Company shall promptly provide all information reasonably necessary for the Service Provider to calculate the Charges for any Service and, to the extent applicable, to timely issue the invoice therefor. Except to the extent Schedule 1 sets forth a different payment schedule, within [five (5)] Business Days after receipt of each invoice, the Company shall pay, or cause to be paid, by wire transfer of immediately available funds to the account or accounts designated in writing by the Service Provider all amounts due pursuant to this Agreement and set forth on such invoice. All amounts due and payable hereunder shall be invoiced by the Service Provider to and paid by the Company in the currency specified in such invoice, or if not specified therein, in U.S. dollars.

(b)            With respect to any Charges for the Sales Services and the Service identified in Schedule 1 as “Procurement Service”, the Company shall calculate and pay, or cause to paid, such Charges in accordance with Schedule 1.

(c)            Together with any calculation for Charges, the Party performing such calculation shall provide the other Party with reasonable documentation to support the calculation of such Charges. Each invoice issued by the Service Provider shall set forth in reasonable detail a description of the Services and related Charges for which such invoice is issued.

(d)            If any Party disputes any amount on an invoice or the amount paid in respect of a Service, the such Party shall deliver written notice to the other Party within [five (5)] Business Days after receipt of the invoice in dispute or payment, or, in the case of a dispute that arises as a result of an Audit pursuant to Section 4.6 of this Agreement, within fifteen (15) days after the completion of such Audit, setting forth in reasonable detail the basis for disputing such amount, and to the extent applicable, the Company shall be entitled to withhold payment of such amount. In the event of such dispute, the Service Provider shall continue performing Services in accordance with this Agreement pending resolution of any dispute. Upon the resolution of such dispute, to the extent the Company owes the Service Provider some or all of the amount withheld or otherwise unpaid, the Company shall pay promptly to the Service Provider such amount by wire transfer of immediately available funds to the account or accounts designated in writing by Service Provider.

Section 4.3      Late Payments. Charges not paid when due pursuant to this Agreement shall accrue interest at a rate per annum equal to the lower of (a) [•] percent ([•]%) or (b) the maximum legal rate.

Section 4.4      Taxes. Without limiting any provisions of this Agreement, the Company shall bear any and all sales, use, value-added, goods and services and similar Taxes, but excluding any income-based Taxes measured by or imposed on the Service Provider’s net income or gross receipts, imposed on, or payable with respect to the Charges or Services.  Where value added tax is payable, the Service Provider shall provide the Company with a valid value added tax invoice. All payments made by or on behalf of the Company under this Agreement shall be made free and clear of any Taxes, unless the Company is required to withhold or deduct Taxes by Applicable Law.  If the Company is so required to withhold any amount for or on account of Taxes from any payment made pursuant to this Agreement, (a) Company shall use commercially reasonable efforts to (i) notify the Service Provider of such required deduction or withholding at least five (5) days prior to its intent to deduct or withhold and (ii) cooperate with the Service Provider in good faith to attempt to reduce any amounts that would otherwise be deducted and withheld pursuant to this Section 4.4, (b) Company shall withhold or deduct (or cause to be withheld or deducted) such Taxes, levies or charges required to be withheld or deduction and timely pay (or cause to be paid) such withheld or deducted amounts over to the applicable authority in accordance with the requirement of Applicable Law, and (c) for purposes of this Agreement, such amounts shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

Section 4.5      No Set-Off. Except as mutually agreed to in writing by the Parties, no Party nor its Affiliates shall have a right of set-off and other similar rights with respect to any amounts owed to the other Parties or any of their Affiliates pursuant to this Agreement on account of any obligation owed by such other Parties or any of their Affiliates to the first Party or any of its Affiliates.

Section 4.6      Books and Records; Audit Rights. The Service Provider shall maintain accurate records of the Services performed by or on behalf of the Service Provider and its Subsidiaries under this Agreement and the related Charges, and the Company shall maintain accurate records relating to the calculation of the Charges for the Sales Services and the Charges for the Services identified in Schedule 1 as “Procurement Service”. Each Party shall have the right to audit, or appoint an internationally or nationally recognized independent accounting firm to audit, the other Party’s records related to the Charges during the Term, including the right to review and inspect the books, records, data files and other information with respect to all amounts invoiced to, or calculated and paid by, the Company or its Subsidiaries during such period, to the extent required to determine compliance with this Agreement (an “Audit”), upon reasonable written notice to the other Party. Any such Audit may only occur upon reasonable advance written notice and during normal business hours and shall not unnecessarily interfere with the other Party’s normal operations. The confidentiality provisions of this Agreement and such other agreements as may be in place between the Parties shall apply to information collected during such Audits.

Article V

Term and Termination

Section 5.1      Term. The term of this Agreement (the “Term”) shall commence on the Effective Date, and, unless earlier terminated pursuant to Section 5.2, shall terminate upon the earliest to occur of: (a) the expiry of all Service Periods and (b) the mutual written agreement of the Parties to terminate this Agreement in its entirety.

Section 5.2      Termination.

(a)            Without prejudice to the Company’s rights with respect to a Force Majeure Event, the Company may from time to time terminate this Agreement with respect to any individual Service (other than the Sales Services) for any reason or no reason, by the giving of written notice to the Service Provider of such Service specifying the date such termination shall be effective, which shall in no event be less than [thirty (30)] days after receipt by the Service Provider of such written notice.

(b)            Either Party may terminate this Agreement in its entirety or with respect to the entirety of any individual Service (other than the Sales Services) at any time upon thirty (30) days’ prior written notice to the other Party if the other Party has materially breached this Agreement (it being understood that the failure to make payment of Charges for any Service when due (other than amounts under dispute in good faith in accordance with Section 4.2(c)), which failure continues uncured for a period of thirty (30) days after receipt by the breaching Party of a written notice of such failure from the non-breaching Party shall be deemed to be a material breach of this Agreement).

Section 5.3      Reduction of Services. The Company may from time to time, upon [thirty (30)] days’ prior written notice, request a reduction in part of the scope or amount of any Service (other than the Sales Services) setting forth in reasonable detail the requested reduction and the effective date of any such reduction. The Charges for any such reduced Service shall be adjusted as appropriate following any such reduction.

Section 5.4      Effect of Termination. Upon the termination of any Service pursuant to this Agreement, the Service Provider of the terminated Service shall have no further obligation to provide the terminated Service to the Company, and the Company shall have no obligation to pay any future Charges relating to any such Service; provided, however, that the Company shall remain obligated to the Service Provider for the Charges owed and payable in respect of Services provided prior to the effective date of termination for such Service. In connection with the termination of any Service, the provisions of this Agreement not relating solely to such terminated Service shall survive any such termination, and in connection with a termination of this Agreement, Article I, this Article V, Article VI, Article VIII and Article IX, all confidentiality obligations under this Agreement (including Article VII) and liability for all due and unpaid Charges and breaches of this Agreement occurring prior to such termination, shall survive such termination.

Article VI

Exclusive Sales Agent

Section 6.1      Appointment. The Company hereby appoints the Service Provider as the Company’s sole and exclusive agent to perform the Services identified in Schedule 1 as “Sales Services” (the “Sales Services”) with respect to any PRC Customer for the full duration of the Service Period for the Sales Service.

Article VII

Confidentiality; Protective Arrangements

Section 7.1      Confidentiality. Subject to Section 7.2, from and after the date hereof and continuing for a period of five (5) years after the date of termination of this Agreement (except with respect to any trade secrets, which shall be kept confidential indefinitely or until the latest time permitted by Applicable Law), each Party shall, and shall cause its Affiliates and its and their Representatives to, keep confidential all information and data that the other Party (or any of its Affiliates or Representatives) furnishes or otherwise makes available to such Party or its respective Affiliates or Representatives in connection with the performance of this Agreement or the provision or receipt of the Services, including any technical, scientific, trade secret, know-how, confidential or other proprietary information of the other Party with which such Party or its respective Affiliates or Representatives may come into contact in connection with the provision of Services or access hereunder, and whether oral, written, or electronic, or other form, together with any reports, analyses, compilations, forecasts, memoranda, notes, studies and any other written or electronic materials prepared by or for such Party or its respective Affiliates or Representatives, that contain, incorporate, reflect or are based upon or generated from such information, including all copies, electronic or otherwise, and reproductions thereof (collectively, “Confidential Information”); provided, however, that such Party may disclose Confidential Information: (a) to its Affiliates and Representatives, and to Third Parties subcontracted by the Service Provider to the extent required to perform the Services, in each case who need to know such information for the purpose of assisting such Party in connection with the provision or receipt of Services pursuant to this Agreement so long as such Party causes its Affiliates and Representatives, including any Subcontractors, to treat the Confidential Information in a confidential manner and in accordance with the terms hereof (it being understood that such Party will be responsible for any breach of the terms of this Article VII by any of its Affiliates or Representatives, including any such Subcontractors); (b) to the extent required under Applicable Law, or to a Governmental Authority if required by law or legal process, or in connection with a judicial or administrative proceeding or examination (including by oral questions, interrogatories, requests for information or documents, subpoena or similar process) as provided in Section 7.2; and (c) upon request by any Governmental Authority with regulatory or supervisory authority over such Party or its Affiliates. Notwithstanding the foregoing or anything to the contrary in this Agreement, the term “Confidential Information” will not include information that (1) is or becomes available to a Party on a non-confidential basis from a source other than the other Party or its respective Affiliates or Representatives, if such other source lawfully obtained possession of such information and is not bound by a confidentiality obligation covering the relevant information or otherwise prohibited from disclosing the relevant information to the other Party or (2) is or becomes generally available to the public (other than as a result of a breach by the other Party, or its respective Affiliates or Representatives of this Article VII or any other duty of confidentiality owed by it).

Section 7.2      Protective Arrangements. If a Party or any of its respective Affiliates or Representatives is required to disclose any Confidential Information of the other Party by law or legal process, or in connection with a judicial or administrative proceeding or examination (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process), such Party, will, and will cause its respective Affiliates and Representatives to, to the extent legally permissible, give the other Party prompt and prior written notice of such requirement. Such Party also agrees, to the extent legally permissible, to, and to cause its Affiliates and Representatives to, give the other Party, in advance of any such disclosure, a list of any Confidential Information that such Party or its respective Affiliates or Representatives intends to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the other Party (at the other Party’s expense) to the extent that the other Party may seek to limit such disclosure, including, if requested, taking all reasonable steps to resist or avoid any such judicial or administrative proceedings referred to above. If and to the extent that, in the absence of a protective order, other remedy, or the receipt of a waiver from the other Party after a request in writing therefor is made by such Party (such request to be made as soon as practicable to allow the other Party a reasonable amount of time to respond), such Party or its Affiliates or Representatives are legally required, as advised by counsel, to disclose Confidential Information, such Party will, and will cause its respective Affiliates and Representatives to, limit such disclosure to that which, as advised by counsel in writing, is legally required and will use reasonable best efforts to obtain assurances that confidential treatment will be accorded to any Confidential Information that such Party or its respective Affiliates or Representatives is so required to disclose. Without limiting the foregoing, any such Party will not oppose action by the other Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded any Confidential Information.

Article VIII

Limited Liability, No Warranty

Section 8.1      Limitations on Liability.

(a)            EXCEPT FOR DAMAGES ARISING FROM WILLFUL BREACH, OR FROM ANY BREACH OF ARTICLE VI OR ARTICLE VII, THE LIABILITIES OF EACH PARTY AND ITS AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES, COLLECTIVELY, UNDER THIS AGREEMENT FOR ANY ACT OR FAILURE TO ACT IN CONNECTION HEREWITH (INCLUDING THE PERFORMANCE OR BREACH OF THIS AGREEMENT), OR FROM THE SALE, DELIVERY, PROVISION OR USE OF ANY SERVICES PROVIDED UNDER OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE, SHALL NOT EXCEED THE AGGREGATE CHARGES PAID OR PAYABLE BY THE COMPANY TO THE SERVICE PROVIDER UNDER THIS AGREEMENT.

(b)            EXCEPT FOR DAMAGES ARISING FROM WILLFUL BREACH, OR FROM ANY BREACH OF ARTICLE VI OR ARTICLE VII, NO PARTY SHALL BE LIABLE UNDER THIS AGREEMENT FOR (I) ANY PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES, (II) ANY CONSEQUENTIAL DAMAGES UNLESS SUCH DAMAGES WERE REASONABLY FORESEEABLE BY A PERSON IN THE LIABLE PARTY’S POSITION, OR (III) ANY DAMAGES THAT ARE SPECULATIVE OR NOT REASONABLY DETERMINABLE, EXCEPT, IN EACH CASE OF CLAUSES (I)–(III), TO THE EXTENT AWARDED BY A COURT OF COMPETENT JURISDICTION AND PAID IN CONNECTION WITH A CLAIM BY A THIRD PARTY.

Section 8.2      Performance Remedy. If the Service Provider fails to provide a Service as required hereunder, or the quality or quantity of a Service is not in accordance with the provisions hereof, or if any breach of this Agreement by the Service Provider with respect to the provision of any Service occurs (any of the foregoing, a “Service Breach”), the Company shall provide written notice to the Service Provider specifying in reasonable detail the particular error, defect or breach, which written notice shall be delivered as promptly as practicable after the date on which such Service Breach was discovered by the Company. The Service Provider shall remedy such Service Breach as soon as reasonably practicable. If such Service Breach is not remedied within twenty (20) days of the Service Provider’s receipt of the applicable written notice, the Company may, without limiting any of the Company’s other rights or remedies hereunder for such Service Breach, obtain replacement Services from a Third Party with respect to the Services that are the subject of such Service Breach, and the Service Provider shall reimburse the Company for the cost of any such replacement Services paid for by the Company, less the amount the Company would have paid for such Services under this Agreement.

Section 8.3      NO WARRANTY. EACH PARTY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, (A) NONE OF THE SERVICE PROVIDER OR ITS SUBSIDIARIES MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN CONNECTION WITH OR WITH RESPECT TO ANY OF THE SERVICES, (B) ALL SERVICES ARE PROVIDED ON AN “AS-IS” BASIS, AND (C) EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES WITH RESPECT TO THE SERVICES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED.

Section 8.4      Indemnification. Each Party shall indemnify and hold harmless the other Party and its Affiliates and their respective Representatives and each of the successors and assigns of any of the foregoing from and against any all Losses arising out of, resulting from or relating to (a) any breach of this Agreement by such Party, and (b) any fraud, gross negligence or willful misconduct by such Party or any of its Affiliates or Representatives in connection with this Agreement.

Article IX

Miscellaneous

Section 9.1      Intellectual Property; Data.

(a)            Title. Except as expressly provided for under the terms of this Agreement, the Parties acknowledge and agree that (i) the Company shall not acquire any right, title or interest in any intellectual property rights of the Service Provider by reason of the provision of the Services provided hereunder and (ii) each Party retains and reserves any and all rights under all intellectual property rights and proprietary rights not expressly granted to the other Party hereunder.

(b)            License. Each Party shall grant, or shall cause its applicable Affiliates to grant, to the other Party, a nonexclusive, worldwide, royalty-free license to use the rights of such Party or its applicable Affiliate with respect to the copyrights (including copyrights in computer software), applications, and registrations of such Person, solely for the purpose of, and only to the extent necessary for, providing or receiving the Services.

(c)            Ownership of Data. As between the Parties hereto, all data provided by the Company and its Affiliates for processing by the Service Provider through the Services shall remain the property of the Company. As among the Parties hereto, all data provided by the Service Provider in connection with their provision of the Services shall remain the property of the Service Provider. Notwithstanding the immediately preceding sentence, any data that is created by the Service Provider exclusively for the Company in performing the Services shall be owned by the Company; provided that the Service Provider shall be the sole and exclusive owners of all data of a technical or administrative nature relating to the operation, development and maintenance of the systems used to provide the Services. Each Party shall only process personal data that it may receive from the other Party in the course of carrying out its obligations under this Agreement (a) in such a manner as is necessary to carry out those obligations, (b) in accordance with the instructions of the Company, and (c) as required or permitted by Applicable Law.

Section 9.2      Data Security. The Parties shall, and shall require its Affiliates and Subcontractors to, maintain security procedures and protocols using appropriate legal, technical, and organizational measures to prevent (a) the unauthorized or unlawful processing, use, transfer, loss, destruction, damage, alteration, or disclosure of personal data and/or Confidential Information; and (b) against any breach or attempted breach of such Party’s or its Affiliates’ information technology systems. In the event of any loss, theft, or unauthorized access, modification, unavailability, outage, alteration, or destruction or disclosure of a Party’s information technology systems, Confidential Information, personal data, facilities, and other assets relevant to the Services (“Security Incident”), to the extent permitted by Applicable Law, the breached party will notify the other in writing without undue delay, but in any event within forty-eight (48) hours, following the determination that a Security Incident has occurred, describing (i) the nature of the breach of security measures; (ii) the types of potentially compromised personal data; (iii) the duration and expected consequences of the Security Incident; and (iv) any mitigation or remediation measures taken or planned in response to the Security Incident. Upon any such discovery, the Party or its Affiliates experiencing the Security Incident shall (A) take all reasonable steps to investigate, remediate, and mitigate the effects of the Security Incident, and (B) provide the other Party with assurances reasonably satisfactory to the other Party that such Security Incident shall not recur. Additionally, if and to the extent any Security Incident occurs as a result of an act or omission of a Party or its Affiliates (or their respective services providers or subcontractors) (a “Designated Party”), and if the other Party determines that notices (whether in the Service Provider’s or the Company’s name) or other remedial measures are warranted, then the Designated Party shall, at the other Party’s request and at the Designated Party’s cost and expense, undertake the aforementioned remedial actions.

Section 9.3      Privacy. The Parties and each of their respective Affiliates shall comply with the provisions of all data privacy laws, including the GDPR and the U.S. Data Privacy and Protection Laws, to the extent applicable to its performance of Services under this Agreement.

Section 9.4      Force Majeure. The failure by either Party to perform any term hereunder when caused by or resulting from a Force Majeure Event shall not constitute a default or breach under any term of this Agreement; provided, however, that each Party shall use its commercially reasonable efforts to continue to perform its obligations under this Agreement and to minimize the adverse effects arising from any Force Majeure Event. If any such excused delay occurs, the time for performance shall be extended for a period equal to the time lost by reason of the delay unless this Agreement has previously been terminated under Article V or under this Section 9.4. Any Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure Event, and (b) use its commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable unless this Agreement has previously been terminated under Article V or under this Section 9.4. During the period of a Force Majeure Event, (i) no Charges shall be assessed or otherwise accrue for the duration of such Force Majeure Event to the extent such Charges relate to Services the Service Provider is unable to provide as a result of such Force Majeure Event, (ii) the Company may obtain replacement Services from a Third Party with respect to the Services that are affected by the Force Majeure Event, and the Service Provider shall reimburse the Company for the cost of any such replacement Services paid for by the Company, less the amount the Company would have paid for such Services under this Agreement, and (iii) the Company shall be entitled to permanently terminate such Service(s) if a Force Majeure Event shall continue to exist for more than sixty (60) consecutive days or for more than sixty (60) days in any ninety (90)-day period by delivering written notice of such termination to the Service Provider, it being understood that such termination may be effective immediately upon delivery of such written notice.

Section 9.5      Independent Contractors. The Parties each acknowledge that they are separate entities, each of which has entered into this Agreement for independent business reasons. The relationship of the Parties hereunder is that of independent contractors and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship. Employees performing services hereunder do so on behalf of, under the direction of, and as employees of, the Service Provider or its Affiliates, and the Company shall have no right, power or authority to direct such employees. The Service Provider shall be solely responsible for the selection, employment, supervision, direction, discharge and control of its and its Affiliates’ employees, agents and Subcontractors and the payment of all salary and benefits and all related fringe benefits program expenses such as insurance costs, pension or retirement plans, profit sharing plans, vacation, sick leave, severance pay and similar matters and all income tax, social security taxes, unemployment compensation tax, workers’ compensation tax, other employment taxes or withholdings and premiums and remittances with respect to employees of the Service Provider and its Affiliates used to provide Services. The Service Provider shall be solely responsible for the actions, liability and safety of its employees, agents and Subcontractors, including all claims made by or on behalf of any such employees, agents and Subcontractors. The Service Provider shall be solely responsible for compliance with any and all applicable employment laws and regulations relating to its employees, agents and Subcontractors. In all instances where any of the Service Provider’s employees, agents and Subcontractors are covered by a collective bargaining agreement, the Service Provider shall be solely and completely responsible for administration of such agreement and shall fully comply with all provisions of such agreement. Specifically, and without limiting the foregoing, should any employee, agent or Subcontractor of the Service Provider be terminated as a result of the termination of this Agreement or otherwise, the Service Provider shall have full responsibility for compliance with all relevant laws and regulations and the provisions of all applicable collective bargaining agreements, including severance pay obligations. The Company shall not be deemed an employer of any individual providing Services under this Agreement unless such individual enters into an employment or similar agreement with the Company directly.

Section 9.6      Dispute Resolution. Prior to initiating any action in accordance with Section 9.7, any dispute, controversy or claim arising out of, relating to or in connection with the Services or this Agreement, or the breach, termination, interpretation or validity thereof (a “Dispute”), shall be resolved by submitting such Dispute in writing first to the Service Provider Representatives or Company Representatives, as applicable, and the Service Provider Representatives and Company Representatives shall seek to resolve such Dispute through good-faith negotiation. If any Dispute is not resolved by the good-faith negotiation between the Service Provider Representatives and Company Representatives within twenty (20) Business Days (or such longer period as the Parties may agree) after the claiming Party provides written notice to the other Party of the Dispute, then either Party may pursue any other remedy to which they may be entitled (in accordance with Section 9.7) at law. Notwithstanding the foregoing, this Section 9.6 shall not apply to any Service Breach, and shall not apply to any action for specific performance or any other action for equitable relief pursuant to Section 9.8.

Section 9.7      Governing Law and Jurisdiction. This Agreement and all matters arising hereunder or in respect hereof shall be governed by, and construed in accordance with, the laws of Hong Kong, without regard to any principles of conflict of laws that would result in the application of any other laws. The Parties irrevocably agree that any Dispute shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted (“Rules”) in accordance with the Rules. The number of arbitrators shall be three (3), one of whom shall be nominated by the claimant(s), one by the respondent(s) and the third of whom, who shall act as Chairman, shall be nominated by the two (2) party-nominated arbitrators, provided that if the third arbitrator has not been nominated within twenty (20) Business Days of the nomination of the second party-nominated arbitrator, such third arbitrator shall be appointed by the HKIAC Council in accordance with the Rules. The seat of arbitration shall be Hong Kong and the language of arbitration shall be English.

Section 9.8      Specific Performance. The Parties agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur, no adequate remedy at law would exist and damages would be difficult to determine, and that such Party shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement, in addition to any other remedy at law or equity. The Parties agree to not seek, and agree to waive, any requirement for securing or posting of a bond in connection with the Party’s seeking or obtaining any relief pursuant to this Section 9.8.

Section 9.9      Waiver; Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.10      Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other Party, and any attempted or purported assignment in contravention of this provision shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.11      Notices. All notices or other communications hereunder to a Party shall be deemed to have been duly given and made if in writing and if served by personal delivery, if delivered by registered or certified mail (return receipt requested), or by a national courier service, or by email so long as such email states it is a notice delivered pursuant to this Section 9.11 (provided no notice is received by the email sender within one (1) hour thereafter indicating that such electronic mail was undeliverable or otherwise not delivered).

(a)	If to the Company:

[Address]
	Attention:	[•]
	Email:	[•]

(b)	If to the Service Provider:

[Address]
	Attention:	[•]
	Email:	[•]

Section 9.12       Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means such as “pdf.” or “.jpg” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument, it being understood that all Parties need not sign the same counterpart.

Section 9.13      Entire Agreement; Third Party Beneficiaries. This Agreement, together with the Schedule hereto, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement or the other agreements (and Schedule) set forth above. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong). In the event of a conflict between the body of this Agreement and Schedule 1, Schedule 1 shall control.

Section 9.14      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision, or the application thereof, in any other jurisdiction.

Section 9.15      Further Assurances. Each Party hereto shall take, or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that any other Party hereto may reasonably request in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

Section 9.16      Insurance. The Service Provider shall maintain in full force and effect, for so long as it is providing Services hereunder, general liability insurance coverage insuring (a) the Service Provider’s and its agents’, servants’ and employees’ liability to pay for any bodily injuries or death received or sustained by any person or persons, including agents, servants and employees of the Company, in any manner caused by, arising from, incident to, connected with or growing out of any acts taken by the Service Provider’s agents, servants or employees pursuant to this Agreement, (b) the Service Provider’s and its agents’, servants’ and employees’ liability to pay for any and all physical loss, damage or injury to the tangible property of any and all Persons in any manner caused by, arising from, incident to, connected with or growing out of any acts of the Service Provider’s agents, servants and employees in connection with this Agreement, and (c) the Service Provider’s and its agents’, servants’ and employees’ liability to pay for any third party claims directly arising from, incident to, connected with, or related to, the provision of the Services contemplated by this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

DIGITALLAND HOLDINGS LIMITED

By:
Name:
Title:

GDS HOLDINGS LIMITED

By:
Name:
Title:

[Signature Page to Services Agreement]

Schedule 1

Services

Exhibit D

KEY TERMS OF CORPORATE GUARANTEES AGREEMENT

Exhibit E

KEY TERMS OF IP LICENSE AGREEMENT

Exhibit F

AGREED PARAMETERS